Exhibit 99.1

ANNUAL INFORMATION FORM
FOR THE FINANCIAL YEAR ENDED
DECEMBER 31, 2010

March 30, 2011

Suite 3110, 666 Burrard Street
Vancouver, BC V6C 2X8
Canada

NEW GOLD INC.
ANNUAL INFORMATION FORM
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2010

TABLE OF CONTENTS
DESCRIPTIONPAGE NO.

INTRODUCTORY NOTES	1
CORPORATE STRUCTURE	5
GENERAL DEVELOPMENT OF THE BUSINESS	6
DESCRIPTION OF THE BUSINESS	9
Overview	9
Specialized skill and knowledge	9
Principal products	9
Competitive conditions	9
Operations	9
Environmental protection	10
Technical information	11
Summary of mineral reserve and mineral resource estimates	11
MINERAL PROPERTIES	15
Mesquite Mine, United States	15
Cerro San Pedro Mine, Mexico	20
Peak Gold Mines, Australia	28
New Afton Project, Canada	36
El Morro Project, Chile	43
RISK FACTORS	52
NOTES AND DEBENTURES	60
DIVIDENDS	61
DESCRIPTION OF CAPITAL STRUCTURE	61
TRADING PRICE AND VOLUME	61
DIRECTORS AND OFFICERS	65
AUDIT COMMITTEE	70
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	72
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	73
TRANSFER AGENT AND REGISTRAR	73
MATERIAL CONTRACTS	73
INTERESTS OF EXPERTS	74
ADDITIONAL INFORMATION	76
Schedule “A” Audit Committee Charter	A-1
Schedule “B” Definitions	B-1
Schedule “C” List of Abbreviations	C-1

INTRODUCTORY NOTES

Date of Information

All information in this annual information form (“Annual Information Form”) is as at December 31, 2010 unless otherwise indicated.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this Annual Information Form, including any information relating to New Gold Inc.'s (“New Gold” or the “Company”) future financial or operating performance may be deemed "forward looking". All statements in this Annual Information Form, other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause New Gold's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation:

•	price levels and volatility in the spot and forward markets for commodities;

•
the uncertainties inherent to current and future legal challenges New Gold is or may become a party to, including the third party claim related to the El Morro transaction with respect to New Gold's exercise of its right of first refusal on the El Morro copper-gold project in Chile and its partnership with Goldcorp Inc., which transaction and third party claim were announced by New Gold in January 2010;

•	controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business;

•
changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently does or may in the future carry on business;

•	the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law;

•
the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, Mexico, where New Gold is involved with ongoing challenges relating to its environmental impact statement for the Cerro San Pedro Mine;

•
discrepancies between actual and estimated production, between actual and estimated costs, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries;

•	actual results of current exploration or reclamation activities;

•	fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile;

•	significant capital requirements;

•	impact of any hedging activities;

•	taxation;

•	additional funding requirements;

•	loss of key employees;

•	diminishing quantities or grades of reserves;

•	changes in project parameters as plans continue to be refined;

•	accidents;

•	labour disputes;

•	defective title to mineral claims or property or contests over claims to mineral properties; and

•	competition.

In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as other risks as discussed under the heading "Risk Factors" in this Annual Information Form and in Management's Discussion and Analysis for the year ended December 31, 2010, available on SEDAR at www.sedar.com.

Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this Annual Information Form are qualified by these cautionary statements.

Although the Company has attempted to identify important factors that would cause actual results to differ materially from those contained in the forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward-looking statements contained in this Annual Information Form are qualified by these cautionary statements. Readers should not place undue reliance on forward-looking statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Most of the financial information in this Annual Information Form is taken from New Gold’s audited consolidated financial statements for the year ended December 31, 2010.  Readers are cautioned to refer to such financial statements for complete information, as the information in this Annual Information Form has been selectively drawn from the financial statements and is not complete.

Cautionary Note to U.S. Readers Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian disclosure standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this Annual Information Form are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made.

As such, certain information contained in this Annual Information Form concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. An “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or certain other economic studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists, or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

Total Cash Cost

“Total cash cost” figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is an accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. The Company reports total cash cost on a sales basis. Total cash cost includes mine site operating costs such as mining, processing, administration, royalties and production taxes, but is exclusive of amortization, reclamation, capital and exploration costs. Total cash cost is reduced by any by-product revenue and is then divided by ounces sold to arrive at the total cash cost of sales. This measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. It has no standardized meaning under GAAP and should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.  See pages 30 and 56 of the Company’s MD&A for the year ended December 31, 2010, posted on the Company’s website www.newgold.com, for further discussion.

Currency Presentation and Exchange Rate Information

This Annual Information Form contains references to United States dollars, Canadian dollars and Australian dollars.  All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars.   Canadian dollars are referred to as “Canadian dollars” or “C$” and Australian dollars are referred to as “Australian dollars” or “A$”.

The high, low, average and closing exchange rates for Canadian dollars in terms of the United States dollar (noon) for each of the three years ended December 31, 2010, 2009 and 2008, as quoted by the Bank of Canada, were as follows:

	2010	2009	2008
High	1.0778	1.3000	1.2969
Low	0.9946	1.0292	0.9719
Average (1)	1.0299	1.1420	1.0660
Closing	0.9946	1.0466	1.2246

(1) Calculated as an average of the daily noon rates for each period.

On March 29, 2011, the noon exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was US$1 = C$0.9761 and C$1= US1.0245.

Gold, Silver and Copper Prices

Gold Prices

The high, low, average and closing afternoon fixing gold prices per troy ounce for each of the three years ended December 31, 2010, 2009 and 2008, as quoted by the London Bullion Market Association, were as follows:

	2010 ($)	2009 ($)	2008 ($)
High	1,421	1,213	1,011
Low	1,058	810	713
Average	1,225	972	872
Closing	1,406	1,088	870

On March 29, 2011, the closing afternoon fixing gold price per troy ounce, as quoted on the London Bullion Market Association, was $1,417.50.

Silver Prices

The high, low, average and closing silver prices per troy ounce for each of the three years ended December 31, 2010, 2009 and 2008, as quoted by the London Bullion Market Association were as follows:

	2010 ($)	2009 ($)	2008 ($)
High	30.70	19.18	20.92
Low	15.14	10.51	8.88
Average	20.16	14.65	14.99
Closing	30.63	16.99	10.79

On March 29, 2011, the closing silver price per troy ounce, as quoted on the London Bullion Market Association, was $36.62.

Copper Prices

The high, low, average and closing official cash settlement copper prices per pound for each of the three years ended December 31, 2010, 2009 and 2008, as quoted by the London Metal Exchange, were as follows:

	2010 ($)	2009 ($)	2008 ($)
High	4.418	3.333	4.076
Low	2.763	1.384	1.256
Average	3.417	2.350	3.153
Closing	4.418	3.330	1.316

On March 29, 2011, the closing official cash settlement copper price per pound, as quoted on the London Metal Exchange, $4.33.

CORPORATE STRUCTURE

New Gold was incorporated on January 31, 1980 as DRC Resources Corporation under the Company Act (British Columbia) and was transitioned on May 10, 2005 under the Business Corporations Act (British Columbia).  On May 4, 2005, the shareholders of the Company passed a special resolution to remove the pre-existing company provisions and to adopt new articles. On June 1, 2005, the Company changed its name to New Gold Inc.

The head and registered office of the Company is Suite 3110, 666 Burrard Street, Vancouver, British Columbia V6C 2X8, Canada.  The Company also has an office at Suite 3120, 200 Bay Street, Toronto, Ontario, M5J 2J4, Canada.

The following chart illustrates the Company’s principal subsidiaries (collectively, the “Subsidiaries”), together with the governing law of each subsidiary and the percentage of voting securities beneficially owned or over which control or direction is exercised by the Company, as well as the Company’s mineral projects as at the date of this Annual Information Form.

In this Annual Information Form, except as otherwise required by the context, reference to “New Gold” or the “Company” means, collectively, New Gold Inc. and the Subsidiaries.

New Gold Inc.
(BC Canada)
100%
New Afton Project
(Canada)
100%
Peak Gold Ltd.
(BC Canada)
100%
Metallica
Resources Inc.
(Canada)
100%
Rockcliff Group
Limited
(ON Canada)
3%
97%
Western Goldfields
Inc. (ON Canada)
100%
Peak Mines Ltd.
(BC Canada)
100%
Metallica
(Barbados) Inc.
(Barbados)
0.002%
100%
Raleigh Mining
International Ltd.
(ON Canada)
100%
Western
Goldfields (USA)
Inc. (Nevada, US)
100%
Peak Gold Asia
Pacific Pty Ltd.
(Australia)
100%
Datawave
Sciences Inc.
(BVI)
99.998%
16.84%
83.16%
Servicios del Plata
y Oro, S.A. de C.V.
(Mexico)
Minera San Xavier
S.A. de C.V.
(Mexico)
100%
Western
Mesquite Mines,
Inc. (Nevada, US)
100%
30%
100%
Peak Gold
Mines Pty Ltd
(Australia)
70%
Sociedad
Contractual Minera
El Morro (Chile)
Goldcorp
100%
100%
100%
Cerro San Pedro
Mine (Mexico)
Mesquite
Mine (US)
Peak Mine
(Australia)
El Morro
Project (Chile)

GENERAL DEVELOPMENT OF THE BUSINESS

Historically, New Gold was a natural resource exploration and development company engaged in the acquisition, exploration and development of natural resource properties since 1980.  New Gold completed a business combination with Peak Gold Ltd. (“Peak”) and Metallica Resources Inc. (“Metallica”) on June 30, 2008 (the “Peak/Metallica Business Combination”), and a business combination with Western Goldfields Inc. (“Western Goldfields”) on June 1, 2009 (the “Western Goldfields Business Combination”). At present, New Gold’s assets consist of the following material mineral projects which are each described in detail below in the “Mineral Properties” section of this document:

•	100% interest in the Mesquite Mine in Imperial County, California, United States (the “Mesquite Mine”).

•	100% interest in the Cerro San Pedro Mine in Mexico (the “Cerro San Pedro Mine”).

•	100% interest in the Peak Gold Mines in Australia (the “Peak Gold Mines”).

•	100% interest in the New Afton Project in Kamloops, British Columbia, Canada (the “New Afton Project”).

•	30% interest in the El Morro Project in Chile (the “El Morro Project”).

Peak/Metallica Business Combination

On June 30, 2008 New Gold completed the Peak/Metallica Business Combination. Under the terms of the Peak/Metallica Business Combination, the holders of common shares of Peak received 0.1 of a common share of the Company, plus nominal cash consideration, for each common share of Peak, and the holders of common shares of Metallica received 0.9 of a common share of the Company, plus nominal cash consideration, for each common share of Metallica.

Pre-Western Goldfields Business Combination

On November 12, 2008, New Gold made the decision to slow development of the New Afton Project due to the volatility and uncertainty of the capital markets, as well as New Gold’s cash position at that time in relation to the funding requirements for the fast track construction of the New Afton Project. Under the revised development plan, surface construction was shut down while development of the underground workings continued at a reduced rate to gain access to the bottom of the ore body.  The revised schedule projected spending of approximately $60.0 million (excluding interest) in 2009, as compared to the previous fast track schedule which had spending of $286.0 million (excluding interest) for 2009.  Under the original fast track schedule, operations were to commence in late 2009, accelerating to achieve full production in the second quarter of 2011.  Under the revised development plan, surface construction was to resume in late 2010 with anticipated full production in the second half of 2012.

New Gold also reviewed the carrying value of its 100% interest in the Amapari Mine in Brazil (“Amapari Mine”) and concluded that there was an impairment. The evaluation of results from the 2007/2008 drill program did not add significant amounts of oxide ore that would be economical to process in the existing heap leach circuit.  As a result of the limited mine life for the oxide ore and unproven economic viability of the identified sulphide resources, management wrote down its investment in the Amapari Mine by $156.9 million, net of tax recoveries, to a value of $10.6 million.

In January 2009, the Company placed the Amapari Mine on temporary care and maintenance due to depletion of ore suitable for treatment at the existing facilities.

In January 2009, New Gold entered into agreements with certain note holders that reduced its debt position by C$50 million through the buy-back of a portion of its senior secured notes with a face value totaling C$50 million for consideration of C$30 million. The purchase and cancellation of these notes reduced the principal amount outstanding under New Gold’s senior secured notes from C$237 million to C$187 million, and resulted in a reduction of C$5 million per year in interest payments.

Western Goldfields Business Combination

The Western Goldfields Business Combination was completed on June 1, 2009. Under the terms of the Western Goldfields Business Combination, the holders of common shares of Western Goldfields received one common share of New Gold and nominal cash consideration for each Western Goldfields common share.  Pursuant to the plan of arrangement, New Gold issued an aggregate of approximately 143 million common shares of New Gold to the former shareholders of Western Goldfields and authorized the issuance of an additional 12 million common shares on the exercise of the stock options and warrants held by the former option and warrant holders of Western Goldfields.

2009 Bought Deal Public Offering

On September 11, 2009, the Company completed a bought deal public offering of 30,705,000 common shares (including the full exercise of the over-allotment option by the underwriters) at a price of C$3.75 for aggregate gross proceeds to the Company of approximately C$115 million.

Mesquite Mine Term Loan Facility

On October 7, 2009, the Company announced that it amended the terms of its Mesquite Mine term loan facility with a syndicate of lenders led by Investec Bank plc and that the Company made a prepayment of $15 million under the facility.  The prepayment reduced the outstanding principal of the loan to $45.8 million, with scheduled repayment by June 30, 2012.   The facility was fully repaid in February 2010.

Cerro San Pedro Mine

New Gold owns 100% of the Cerro San Pedro Mine through the Mexican Company, Minera San Xavier S.A. de C.V. (“MSX”).

The Cerro San Pedro Mine has a history of on-going legal challenges.  The mine is in full operation and legal challenges relate primarily to a land use dispute; New Gold is in compliance with all environmental permits at the Cerro San Pedro Mine.

On November 18, 2009 PROFEPA, the Mexican environmental enforcement agency, issued an order that MSX was to suspend mining operations at the Cerro San Pedro Mine.  PROFEPA’s order followed  a ruling by the Federal Court of Fiscal and Administrative Justice (“FCFAJ”) in September 2009 that SEMARNAT, the Mexican government’s environmental protection agency, nullify the Mine’s Environmental Impact Statement (“EIS”) which was issued in 2006.  The First Federal District Court in San Luis Potosi has issued injunctions to ensure that operations at the Cerro San Pedro Mine continue during the appeals process. The latest injunction was received on October 4, 2010.

MSX appealed the September 2009 ruling of the FCFAJ. A hearing was held in the Third Federal District Court in Mexico City in April 2010 and a negative decision was issued by the court in July 2010. MSX appealed the negative decision and in November 2010, a Collegiate Appeals Court in Mexico City ruled unanimously in favour of MSX’s position in its appeal against the September 2009 nullification of the EIS.  That ruling effectively re-establishes the validity of the mine’s 2006 EIS.

MSX continues to work with all levels of government and other external stakeholders to maintain uninterrupted operation at the Cerro San Pedro Mine.

Asset Backed Notes

The Company previously held asset backed commercial paper (“ABCP”) that matured in 2007.  When the ABCP matured but was not redeemed it became the subject of a restructuring process that replaced the ABCP with long-term asset backed securities (“Asset Backed Notes”).  The restructure was completed and the Asset Backed Notes were issued on January 21, 2009.

During the fourth quarter of 2009, New Gold sold C$56.3 million of face value Asset Backed Notes for cash proceeds of C$31.2 million and a further C$83.1 million for cash proceeds of C$49.9 million in the first quarter of 2010.  In February 2011 all remaining Asset Backed Notes were disposed of for cash proceeds of C$8.8 million.

El Morro Project

The Company’s 30% interest in the El Morro copper-gold project (held through its subsidiary) is located in the Atacama Region, Chile, approximately 80 kilometres east of the city of Vallenar. The El Morro Project was acquired by the Company as part of the business combination with Metallica Resources Inc. on June 30, 2008. The project is a development stage asset initially managed under a shareholder agreement with Xstrata Copper Chile S.A. (“Xstrata”), a wholly owned subsidiary of Xstrata Plc., the previous project operator and owner of a 70% interest.

On October 12, 2009, Barrick Gold Corporation (“Barrick”) announced that it had entered into an agreement with Xstrata to acquire Xstrata’s 70% interest in the El Morro copper-gold project. New Gold, through its 100% owned subsidiary Datawave Sciences Inc. (“Datawave”), held a right of first refusal over Xstrata’s 70% interest which came into effect when the agreement with Barrick was announced.

On January 7, 2010, Datawave provided notice to Xstrata of the exercise of its right of first refusal to acquire Xstrata’s 70% interest in the El Morro Project for $463.0 million. The Company completed this transaction on February 16, 2010. A subsidiary of Goldcorp Inc. (“Goldcorp”) loaned $463.0 million to a Datawave subsidiary to fund the exercise of the right of first refusal. After acquisition of Xstrata’s 70% interest by a Datawave subsidiary, Datawave sold that subsidiary to a subsidiary of Goldcorp.

Concurrent with the sale of the Datawave subsidiary to a subsidiary of Goldcorp, Datawave received a $50.0 million payment and the parties amended the terms of the existing El Morro Shareholders Agreement.  Under the revised Shareholders Agreement, Goldcorp (through its subsidiary) has agreed to fund 100% of Datawave’s share of the development and construction capital for the project, which was estimated in the El Morro feasibility study at approximately $2.5 billion.

On January 13, 2010, New Gold received a Statement of Claim filed by Barrick in the Ontario Superior Court of Justice against New Gold, Goldcorp and affiliated subsidiaries. A Fresh Amended Statement of Claim was received in August 2010 which included Xstrata and its affiliated subsidiaries as defendants. The claim relates to Datawave’s exercise of its right of first refusal with respect to the El Morro copper-gold project. New Gold believes the claim is without merit and intends to defend this action using all available legal avenues. See “Legal Proceedings and Regulatory Actions”.

Sale of Amapari Mine

On January 27, 2010, the Company announced the signing of an agreement to sell its Brazilian subsidiary Mineracao Pedra Branca do Amapari Ltda. ("MPBA"), which held the Amapari Mine and other related assets, to Beadell Resources Ltd, (“Beadell”). The transaction closed on April 13, 2010 and New Gold received gross proceeds of $37.0 million in cash and 115 million Beadell shares valued on the closing date of the transaction at $18.6 million.  On December 1, 2010, New Gold announced the sale of its 115 million Beadell shares, with Beadell’s consent to release the shares from a 12 month escrow, at A$0.53 per share for total net proceeds of $58.4 million.  Total proceeds, inclusive of the sale of Beadell shares, were $95.4 million.

Credit Facility

On December 14, 2010, New Gold entered into an agreement with a syndicate of banks to establish a $150.0 million revolving credit facility (“Facility”) further enhancing the Company's financial flexibility.  As a term of the Facility the Company has granted the lenders a first ranking lien on the present and future property of the Mesquite Mine, Cerro San Pedro Mine and Peak Gold Mines, subject to permitted encumbrances.  The Facility has an initial term of three years, with annual extensions permitted, and provides New Gold with additional liquidity supplementing the Company's already strong cash position.

DESCRIPTION OF THE BUSINESS

Overview

New Gold is an intermediate gold producer with a portfolio of global assets in the United States, Mexico, Australia, Canada and Chile. The Company’s operating assets consist of the Mesquite Mine in the United States, the Cerro San Pedro Mine in Mexico, and the Peak Gold Mines in Australia.  Significant development projects include the New Afton Project in Canada and a 30% interest in the El Morro Project in Chile.

New Gold is working towards maximizing shareholder value through diversified production, maintaining a reduced risk profile and enhancing growth potential in an environmentally and socially responsible manner.

In addition to information set out elsewhere in this Annual Information Form, the following information applies to each of the Company’s reportable operating segments.

Specialized Skill and Knowledge

All aspects of New Gold’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, drilling, mine planning, engineering, construction, regulatory compliance and accounting. New Gold has found that it can locate and retain employees and contractors with such skills and knowledge.

Principal Products

The Company’s principal products are gold, silver and copper.  There are worldwide gold, silver and copper markets into which the Company can sell and, as a result, the Company is not dependent on a particular purchaser with regard to the sale of the gold, silver and copper which it produces.

Competitive Conditions

The precious and base mineral exploration and mining business is competitive.  The Company competes with numerous other companies and individuals in the search for and the acquisition of attractive mineral properties.  The ability of the Company to acquire mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for development or mineral exploration.

Operations

Raw Materials

The Company has the following Mineral Reserves:

•	gold at the Mesquite Mine;

•	gold and silver at the Cerro San Pedro Mine;

•	gold and copper at the Peak Gold Mines and the El Morro Project; and

•	gold, silver and copper at the New Afton Project.

Employees

As at December 31, 2010, the Company had the following employees and contractors:

Location	Full-Time	Contractors

Vancouver Office	18	3
Toronto Office	15	-
Corporate Exploration Team	7	-
Mesquite Mine	262	12
Cerro San Pedro Mine	403	42
Peak Gold Mines	284	23
New Afton Project	242	152
El Morro Project	-	-
	1,191	229

Foreign Operations

The Company currently owns 100% of the Mesquite Mine in the United States, 100% of the Cerro San Pedro Mine in Mexico, 100% of the Peak Gold Mines in Australia and 30% of the El Morro Project in Chile.  Any changes in regulations or shifts in political attitudes in these foreign jurisdictions are beyond the control of the Company and may adversely affect its business. Future development and operations may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people and mine safety. The effect of these factors cannot be accurately predicted. See “Risk Factors – Foreign Operations”.

Environmental Protection

The Company’s mining, exploration and development activities are subject to various federal, provincial, state and municipal laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties.

In all jurisdictions where New Gold operates, specific statutory and regulatory requirements and standards must be met throughout the exploration, development and operations stages of a mining property with regard to air quality, water quality, fisheries and wildlife protection, solid and hazardous waste management and disposal, noise, land use and reclamation.  Details and quantification of New Gold reclamation and closure costs obligations are set out in Note 14 of the Company’s audited consolidated financial statements.

The financial and operational effect of environmental protection requirements on the capital expenditures and earnings of each mineral property are not significantly different than that of similar sized mines, and therefore do not and should not impact the Company’s competitive position in the current or future financial years.

New Gold has implemented a health, safety, environmental, and sustainability policy which states that the Company is committed to excellence in the management of health, safety, environment and sustainability which it considers a key driver to achieving a productive and profitable business that contributes to sustainable development for present and future generations.  The policy identifies a number of actions to be taken by the Company to achieve its objectives, including continuously improving the Company’s health, safety and environmental systems by reviewing objectives and targets, though evaluations and audits and development of performance plans.  Resources are focused to achieve shareholder profitability in all operations while maintaining New Gold’s commitment to fostering sustainable communities and to take the views, customs and culture of the Company’s stakeholders into account. All employees are responsible for incorporating into their planning and work the actions necessary to fulfill this commitment.

Technical Information

CIM Standards Definitions

The estimated Mineral Reserve and Mineral Resource for the Mesquite Mine, Cerro San Pedro Mine, the New Afton Project and the El Morro Project have been calculated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) - Definitions Adopted by CIM Council on December 11, 2005 (the “CIM Standards”).  The CIM Standards Definitions used in this Annual Information Form are set out in the attached Schedule B.

JORC Code Definitions

The estimated Mineral Reserve and Mineral Resource for the Peak Gold Mines have been calculated in accordance with the current (2004) version of the Australasian Institute of Mining and Metallurgy’s (“AusIMM”) Australasian Code for Reporting of Mineral Resources and Ore Reserves (the “JORC Code”), the Australian worldwide standards, and were restated in accordance with the requirements of the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) to comply with CIM Standards.

The definitions of Ore Reserves and Mineral Resources as contained in the JORC Code have been reconciled to the definitions contained in the CIM Standards. If the Ore Reserves and Mineral Resources for the Peak Gold Mines were estimated in accordance with the definitions in the CIM Standards, there would be no substantive difference in such Ore Reserves and Mineral Resources.

The JORC Code Definitions used in this Annual Information Form are set out in the attached Schedule B.

Abbreviations

Unless otherwise defined abbreviations used in this Annual Information Form are set out in the attached Schedule C.

Summary of Mineral Reserve and Mineral Resource Estimates

On February 10, 2011, the Company reported consolidated Mineral Reserve and Resource statements for its mines and development projects as of December 31, 2010. A consolidated summary of total gold, silver and copper contained within New Gold’s global Mineral Reserves and Resources is set out in the table below.

New Gold Mineral Reserves & Resources Summary as of December 31, 2010

	Contained Metals
	Gold Koz	Silver Koz	Copper Mlbs	Zinc Mlbs	Lead Mlbs
Mineral Reserves
Proven	2,662	24,074	930	-	-
Probable	5,852	22,334	1,956	-	-
Total P&P	8,514	46,408	2,886	-	-

Mineral Resources
Measured	4,243	35,388	1,939	355	73
Indicated	8,817	48,126	1,599	765	133
Total M&I	13,060	83,514	3,538	1,120	206
Inferred	4,097	48,531	1,128	1,436	254
Notes to the Mineral Reserve and Resource statements are provided on pages 14&15 of this Annual Information Form.

Mineral Reserves

Updated Mineral Reserve statements for the Mesquite Mine, Cerro San Pedro Mine, Peak Gold Mines, New Afton Project and El Morro Project as of December 31, 2010, are presented in the table below.  The qualified persons as defined by NI 43-101 in connection with the Mineral Reserve estimates for the Company’s mineral properties are in “Interests of Experts”.

Mineral Reserve Statement – as of December 31, 2010

(Reported in metric units)

	Metal Grade				Contained Metal
	Tonnes 000’s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
Mesquite Mine
Proven	13,915	0.74	-	-	331	-	-
Probable	155,198	0.56	-	-	2,794	-	-
Mesquite P&P	169,113	0.57	-	-	3,125	-	-
Cerro San Pedro Mine
Proven	36,294	0.61	20.3	-	712	23,688	-
Probable	33,473	0.51	17.6	-	549	18,941	-
CSP P&P	69,767	0.56	19.0	-	1,261	42,629	-
Peak Gold Mines
Proven	1,689	4.75	7.1	0.72	258	386	27
Probable	1,724	4.0	5.4	0.82	222	299	31
Peak P&P	3,413	4.4	6.2	0.77	480	685	58
New Afton Project
Proven	-	-	-	-	-	-	-
Probable	47,400	0.69	2.03	0.95	1,052	3,094	993
New Afton P&P	47,400	0.69	2.03	0.95	1,052	3,094	993
El Morro Project	100% Basis				30% Basis
Proven	240,020	0.59	-	0.57	1,361	-	903
Probable	291,103	0.44	-	0.48	1,235	-	932
El Morro P&P	531,123	0.51	-	0.52	2,596	-	1,835
Notes to the Mineral Reserve statement are provided on pages 14&15 of this Annual Information Form.

Mineral Resources

Updated Mineral Resource statements for the Mesquite Mine, Cerro San Pedro Mine, Peak Gold Mines, New Afton Project and El Morro Project inclusive of Mineral Reserves, as of December 31, 2010, are presented in the tables below.  The qualified persons as defined by NI 43-101 in connection with the Mineral Resource estimated for the Company’s mineral properties are in “Interest of Experts”.

Measured and Indicated Mineral Resource Statement (Inclusive of Reserves) as of December 31, 2010
(Reported in metric units)

	Metal Grade						Contained Metal
	Tonnes 000’s	Gold g/t	Silver g/t	Copper %	Zinc %	Lead %	Gold Koz	Silver Koz	Copper Mlbs	Zinc Mlbs	Lead Mlbs
Mesquite Mine
Measured	24,992	0.61	-	-	-	-	490	-	-	-	-
Indicated	336,006	0.48	-	-	-	-	5,185	-	-	-	-
Mesquite M&I	360,998	0.49	-	-	-	-	5,675	-	-	-	-
Cerro San Pedro Mine
Measured (oxide)	39,566	0.43	16.48	-	-	-	547	20,964	-	-	-
Indicated (oxide)	65,478	0.29	13.04	-	-	-	610	27,451	-	-	-
CSP M&I (oxide)	105,044	0.34	14.34	-	-	-	1,157	48,415	-	-	-
Measured (sulphide)	19,405	0.53	16.78	-	0.83	0.17	331	10,469	-	355	73
Indicated (sulphide)	51,004	0.40	10.84	-	0.68	0.12	656	17,776	-	765	133
CSP M&I (sulphide)	70,409	0.40	12.48	-	0.72	0.13	987	28,245	-	1,120	206
Peak Gold Mines
Measured	3,091	4.9	8.0	0.90	-	-	487	795	61	-	-
Indicated	4,205	3.6	5.8	1.15	-	-	487	784	107	-	-
Peak M&I	7,296	4.2	6.7	1.04	-	-	974	1,579	168	-	-
New Afton Project
Measured	35,100	0.91	2.80	1.26	-	-	1,027	3,160	975	-	-
Indicated	29,900	0.67	2.20	0.85	-	-	644	2,115	560	-	-
New Afton M&I	65,000	0.80	2.60	1.07	-	-	1,671	5,275	1,535	-	-
El Morro Project	100% Basis						30% Basis
Measured	240,020	0.59	-	0.57	-	-	1,361	-	903	-	-
Indicated	291,103	0.44	-	0.48	-	-	1,235	-	932	-	-
El Morro M&I	531,123	0.51	-	0.52	-	-	2,596	-	1,835	-	-
Notes to the Mineral Resource statement are provided on pages 14&15 of this Annual Information Form.

Inferred Mineral Resource Statement as of December 31, 2010

(Reported in metric units)

	Metal Grade						Contained Metal
	Tonnes 000’s	Gold g/t	Silver g/t	Copper %	Zinc %	Lead %	Gold Koz	Silver Koz	Copper Mlbs	Zinc Mlbs	Lead Mlbs
Mesquite Mine	59,232	0.53	-	-	-	-	1,019	-	-	-	-
Cerro San Pedro Mine
Open Pit Resources
Oxides	42,380	0.20	8.03	-	-	-	273	10,941	-	-	-
Sulphides	40,457	0.29	11.63	-	0.90	0.07	377	15,127	-	803	63
							650	26,068		803	63
Underground Resources
Manto Sulphides	6,098	1.89	105.15	-	4.71	1.42	371	20,615	-	633	191
Peak Gold Mines	3,665	2.6	4.0	1.54	-	-	306	471	124	-	-
New Afton Project	25,200	0.54	1.70	0.66	-	-	438	1,377	367	-	-
El Morro Project	100% Basis						30% Basis
	137,555	0.99	-	0.70	-	-	1,313	-	637	-	-
Notes to inferred resource statement are provided on pages 14&15 of this Annual Information Form.

Notes to Mineral Reserve & Resource Statements

Mineral Reserves are contained within measured and indicated Mineral Resources. Measured and indicated Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Inferred Mineral Resources are not known with the same degree of certainty as measured and indicated resources, do not have demonstrated economic viability, and are exclusive of Mineral Reserves.

1)	Mineral Reserves

Mineral Reserves for the Company’s mining operations and development projects have been calculated based on the following metal prices and lower cut-off criteria:

Mineral Property	Gold US$/oz	Silver US$/oz	Copper US$/lb	Lower cutoff
Mesquite	$900	-	-	0.19 g/t Au – Oxide reserves 0.37 g/t Au – Non-oxide reserves
Cerro San Pedro	$900	$15.00	-	US$2.58/t NSR
Peak Mines	$900	$15.00	$2.25	AU$123 - 156/t NSR
New Afton	$800	$12.00	$2.00	US$19/t NSR
El Morro	$950	-	$2.00	0.30% CuEq (*)

(*)  El Morro Mineral Reserves have been reported based on a lower grade cut-off of 0.30% copper-equivalent (“CuEq”) where:
CuEq (%) = Cu(%) + 0.621 x Au (g/t) and Cu(%) = percent copper, Au(g/t) = grams per tonne gold, and 0.621 represents a constant based on metal prices of $2.00/lb copper and $950/oz gold and average metal recoveries for the deposit.

Mineral Reserves have been estimated and reported in accordance with the standards of the CIM Standards and National Instrument 43-101, or the AusIMM JORC equivalent.

2)	Mineral Resources

Mineral Resources for the Company’s mining operations and development projects have been calculated based on the following metal prices and lower cut-off criteria:

Mineral Property	Gold US$/oz	Silver US$/oz	Copper US$/lb	Zinc US$/lb	Lead US$/lb	Lower cut-off
Mesquite	$1,000	-	-	-	-	0.11 g/t Au – Oxide resources 0.22 g/t Au – Non-oxide resources
Cerro San Pedro	$1,000	$18.00	-	$1.00	$0.75	0.1 g/t AuEq – Open pit oxide resources 0.4 g/t AuEq – Open pit sulphide resources 2.5 g/t AuEq – Underground manto sulphide resources
Peak Mines	$900	$15.00	$2.25	$0.85	$0.65	AU$90 - 100/t NSR
New Afton	$900	-	$2.50	-	-	0.4% CuEq – All resources
El Morro* Meas’d & Ind Inferred	$950 $1,100	- -	$2.00 $2.50	- -	- -	0.30% CuEq 0.17% CuEq

Mineral Resources have been estimated and reported in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101, or the AusIMM JORC equivalent.

(*)  El Morro measured and indicated Mineral Reserves have been reported based on a lower grade cut-off of 0.30% copper-equivalent (“CuEq”) where:
CuEq (%) = Cu(%)  +  0.621 x Au (g/t) and Cu(%) = percent copper, Au(g/t) = grams per tonne gold, and 0.621 represents a constant based on metal prices of $2.00/lb copper and $950/oz gold and average metal recoveries for the deposit.

El Morro Inferred Mineral Resources have been reported based on a lower grade cut-off of 0.17% copper-equivalent (“CuEq”) where:
CuEq (%) = Cu(%)+ 0.5642 x Au(g/t) and Cu(%) = percent copper, Au(g/t)=grams per tonne gold, and 0.5642 represents a constant based on metal prices of $2.50/lb copper and $1,100/oz gold and average metal recoveries for the deposit.

El Morro Inferred Mineral Resources are constrained within an “Underground Mineral Resource” designed to be mined by underground block caving methods with the material extracted from one level. The Underground Mineral Resource volume corresponds to higher grade core of the La Fortuna porphyry stock as it extends below the open pit reserve measuring 360 meters high by 370 meters in an east-west direction and 550 meters in a north-south direction.

3)
Cerro San Pedro Mineral Resources include measured, indicated and inferred resources that are contained within a “Mineral Resource Pit” and reported at lower cut-offs of 0.1 g/t AuEq for oxide mineralization and 0.4 g/t AuEq for sulphide mineralization based on the Mineral Resource metal prices noted above. Inferred manto sulphide Mineral Resources represent mineralization that is potentially mineable via underground mining methods and delimited by a 2.5 g/t AuEq grade shell based on the Mineral Resource metal prices noted above.

MINERAL PROPERTIES

Mesquite Mine, United States

The following disclosure relating to the Mesquite Mine is based, in part, on information derived from the technical report entitled “Technical Report on the Mesquite Mine, Brawley, California, U.S.A.”, dated February 26, 2010 (the “Mesquite Report”).  The Mesquite Report was prepared by Richard J. Lambert, P.E., Wayne W. Valliant, P. Geo., of Roscoe Postle Associates, Inc. (formerly Scott Wilson Roscoe Postle Associates, Inc.) (“RPA”) and Holger Krutzelmann, P.Eng., formerly of RPA.  Each are qualified persons under NI 43-101. Readers should consult the Mesquite Report to obtain further particulars about the Mesquite Mine. The Mesquite Report is available for review under the Company’s profile on the SEDAR website at www.sedar.com.  The Mesquite Report was prepared using imperial measurements; refer to the conversion table in the attached Schedule C for the equivalent metric values.

Project Description and Location

The Mesquite Mine is located in Imperial County, in southern California, approximately 24 miles north of the border with Mexico and 16 miles west of the border with the State of Arizona.  The Company became the owner of the Mesquite Mine following the Western Goldfields Business Combination, and the mine is operated by the Company’s wholly-owned subsidiary, Western Mesquite Mines, Inc. (“WMMI”).

The mineral rights at the Mesquite Mine consist of 213 unpatented and 53 patented mining lode claims, 127 patented and 97 unpatented mill site claims, 658 acres of California state leased land, and 315 acres of fee lands that cover a total area of approximately 5,200 acres.  The claims located on federally owned lands are administered by the Bureau of Land Management. Patented mining lode claims and patented mill site claims on U.S. federal land represent a secure title to the land. Unpatented mining and mill site claims do not have a termination date as long as annual assessment work is maintained and the land is held for mining purposes. The federal fee land is leased by WMMI and can also be maintained indefinitely as long as the annual maintenance fees are paid.   All of the present and future property of the Mesquite Mine is subject to a first ranking lien in favor of the lenders under the Facility (see “Credit Facility” for more information).

In November 2003, Western Goldfields acquired the Mesquite Mine from Newmont Mining Corporation (“Newmont”).  Under the terms of the asset purchase agreement governing the acquisition, previously mined material and any newly mined material will be subject to production royalties ranging from 2% to 6.8% depending on the location. Newmont’s 2% net smelter royalty on newly mined ore from the project was transferred to Franco-Nevada Corporation in 2007.  The majority of the short tons planned for future mining at Mesquite will be subject only to this 2% royalty held by Franco-Nevada.

In 1993, Hospah Coal Company (“Hospah”), a subsidiary of Newmont, entered into a Mineral Lease and Landfill Agreement (the “Landfill Agreement”) with Hanson Resource Company (now the Los Angeles County Sanitation District (“LACSD”)). LACSD has constructed a landfill facility adjacent to and overlying portions of the existing Mesquite Mine property.

Under the Landfill Agreement, WMMI retains the right to explore, mine, extract, process, market and sell ore, and otherwise conduct mining and processing activities, anywhere within the Mesquite property for an initial period through 2024 with automatic extensions until 2078.  LACSD has the right to utilize portions of the overburden stockpiles and spent ore from the leach pads for use as daily cover for the landfill as well as for construction materials for general purposes as well as liner design. Although this resource will be jointly used by both LACSD and WMMI, WMMI will have priority. WMMI remains responsible for the reclamation and environmental obligations for materials mined and processed from previous or future mining activities according to the existing permit requirements. If LACSD requires additional treatment, relocation, or additional processing of stockpiled or rinsed heap materials, the Landfill Agreement stipulates that WMMI will be compensated for any additional costs incurred.

The Mesquite Mine operates under a variety of permits issued by local, state, and federal agencies. Operating permits exist for full operation.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the Mesquite Mine is from California State Highway 78 and then north along a paved private road into the Mesquite site. Accommodations, supplies, labour, and mining suppliers and contractors are available in either the town of Brawley, California, 35 miles to the west of the mine, or the city of Yuma, Arizona, 52 miles southeast.

The climate for Mesquite is arid, with high temperatures in the summer generally in the 100-110°F range and winter highs generally in the 70-80°F range.  Winter temperatures are rarely below 32°F, and the average annual temperature is 73°F.

Water is delivered to the property by WMMI from the existing Vista well field located southeast of the mine. The two current active water wells and the two existing pumping systems are deemed capable of supplying the water requirements of the mine and the landfill.

Electricity for the mine is provided through a 92 kV power line and is supplied by Imperial Irrigation District Power Company.  The major facilities associated with the Mesquite Mine are the physical plant site, including heap leach pads, process plant, workshops, warehouses, administration buildings and dry facilities, and mine infrastructure, including open pits, ramps, maintenance shops, and mobile equipment fleet.

The Mesquite Mine is located a few miles to the southwest of the Chocolate Mountains, at an elevation of between 600 to 1,000 feet above sea level.  The property is on an alluvial fan that slopes gently from the northeast to the southwest.  The vegetation consists of sparse desert vegetation with creosote bush, brittle brush, barrel cactus and cholla cactus present.

History

Gold was first discovered at Mesquite by track crews building the Southern Pacific railroad around 1876. The first strike and claims in the area were staked at this time by Felisaro Parro. Commercial gold production at Mesquite started in March 1986 as a heap leach gold operation.  Newmont acquired the Mesquite mine in 1997 and mined the deposit through May 2001 when there was a slope failure in the Big Chief pit and the existing reserves at a $300 per ounce gold price were deemed to be uneconomic. Gold recovery from the Mesquite heap continued through to 2007. A total of 154 million short tons of material grading 0.026 ounces per short ton gold had been placed on the leach pads when mining operations stopped in 2001. Approximately 3.05 million ounces of gold were recovered between 1985 and 2007 with a calculated average gold recovery of 76.5% prior to the restart of operations in late 2007. The Mesquite Mine received renewed regulatory approval to begin mining operations on July 2, 2007, after the issuance of the Air Quality permit from the Imperial County Air Pollution Control District. Commercial production began in January 2008.

Geological Setting

The Mesquite District lies on the southwest flank of the Chocolate Mountains, in amphibolite grade metamorphic rocks of the upper plate of the Vincent-Chocolate Mountain Thrust. These upper plate rocks represent a fragment of Precambrian and Mesozoic continental crust that has an extremely complex history.

The Mesquite Mine comprises two subparallel, Oligocene-age orebodies: Big Chief – Vista (Big Chief, Cholla, and Lena, Rubble Ridge, Panhandle, and Vista), and Rainbow (Cherokee, Rainbow, and East Rainbow). Gold mineralization is hosted in Mesozoic gneisses that are intruded by biotite/muscovite rich granites. The district is covered by a thin veneer (0-300 feet) of Tertiary and Quaternary sediments, shed from the south slope of the Chocolate Mountains. Gold mineralization is bound by post-mineral faulting related to the Neogene San Andreas fault system.

Exploration

The first gold production on a small scale at the Mesquite project dates to the late 1800s and early 1900s. Exploration during the 1970s included work by Placer-Amax, Conoco, Glamis Gold Corporation (“Glamis”), Newmont, and Gold Fields Mining Corporation (“Gold Fields”). Exploration sampling, trenching, and drilling identified a number of gold bearing zones.

In the 1980s, Gold Fields conducted exploration, initiating a thorough exploration program that included surface sampling and geophysics. By September 1983, a total of 868 holes were completed totaling 284,439 feet of drilling. About half of the holes in the present database were completed by mid-year 1988 (3,200 holes and 1.3 million feet). Drilling on the Mesquite property continued by mostly reverse circulation (“RC”) drilling. By 1993, over 5,000 holes had been completed by Gold Fields totaling 2.4 million feet.

In late 1982, sinking of a decline began, with the objective of improving the confidence in the drill results of the Big Chief deposit. A total of 2,390 feet of underground decline development (586 rounds) near the centre of the deposit was completed in 1983. The decline was driven to provide material for pilot heap leach tests and to allow detailed geologic mapping and bulk sampling of the deposit.

Drilling and development continued on the Big Chief, Vista, Cherokee, Rainbow, Lena, and Gold Bug deposits on the property. The initial grid at Big Chief was reduced to 70 feet with infill drilling along the 141 feet space fence lines. The Vista deposit was initially drilled on 140 feet sections, with drill holes spaced 70 feet apart on the sections. The other deposits were drilled initially on 200 feet to 400 feet grids, with infill drilling generally completed on 100 feet spacing.

Mineralization

The gold mineralization at Mesquite was deposited in an epithermal setting, within 500 feet to 1,000 feet of the surface. The majority of the economically attractive mineralization is found in the biotite gneiss and hornblende-biotite gneiss, while the mafic gneiss and intrusive rocks are generally less mineralized. Gold mineralization is found both disseminated and vein hosted within these units. The majority of the veining is controlled by faults and fault junctions which have moderate to steep dips. The gold mineralization dominantly occurs in two types: pods of mineralization that are limited in lateral and vertical extent at fault intersections, and trends of mineralization along faults.

Gold occurs at Mesquite as both submicron disseminated and coarse gold. All documented gold occurrences are native gold, and classification has been based on silver content and grain size. A silver-free native gold is the most common type in the oxidized zone. It occurs in particles less than five microns, although clusters up to 100 μ are common in fault zones. Gold grains are subhedral to anhedral in shape, with anhedral morphology predominating. In general, the grains are characterized by irregular, ragged boundaries and equant to elongate shape. Gold within the oxide portion of the deposit is commonly associated with goethite pseudomorphs after pyrite and mica minerals. Later stage gold, less than five microns, is found along the cleavages of the micas.

A second type of gold is the silver-bearing (5% to 20%) coarse (10 μ to 600 μ) gold. Its average size is 30 μ to 50 μ and it is typically found in the unoxidized zone, and only occasionally in the oxidized zone. Grains have octahedral morphology, with cuspate to sharp boundaries. Gold specimens are usually bright yellow electrum, with minor inclusions of galena and pyrite. Silver-bearing gold is associated with quartz-adularia pyrite veins containing arsenopyrite, magnetite, and chalcopyrite.

Visible gold has been identified throughout Mesquite. Small flakes, less than 50 μ, of free “flour” gold have been found within the oxidized gouge and clay fault zones. The flour gold is thought to be a result of remobilization during oxidation and is supergene in nature. Gold is typically associated with titanium oxides (rutile) and hematite. These zones are limited in extent (one inch to three feet wide, with three feet to 50 feet of strike length), but can be extremely high grade. Selective sampling indicates typical gold values of 1.0 ounces per short ton to 2.0 ounces per short ton gold, with a high of 35.9 ounces per short ton gold recorded in Big Chief.  Coarse-grained hypogene gold has also been noted with more frequency and larger size in the unoxidized portion of the deposits. Test work on non-oxidized ore indicates that 65% to 78% of the gold is liberated free milling gold, 13% is associated with refractory sulphide minerals, and the remainder is associated with iron oxides and carbonates. Grain size ranges from 10 μ to 600 μ, with no textural indications of remobilization.  Coarse gold generally occurs as electrum within quartz veins (occluded and void fill), while the refractory portion is found within overgrowth rims of arsenopyrite, chalcopyrite, and pyrite.

Drilling

The Mesquite Mine historical database comprises 2.7 million feet of drilling in 6,221 drill holes, most of which are reverse circulation holes. A total of 103 holes in the database were diamond drill holes. During the early development of the property, 128 of the RC drill holes were deepened by diamond drilling below the water table. A total of 13 PQ core holes that were drilled for metallurgical testing were not found in the current drill hole database. Most of the drill holes were vertical holes and have not been downhole surveyed. In general, the disseminated mineralization appears to be flat-lying or with a moderate 16º southwest dip. The vertical drilling provides an appropriate measure of the true mineralization thickness.

Previously, a number of the vertical diamond drill holes had been drilled within 25 feet of vertical RC drill holes. These were compared with 32 core holes with nearby RC drill holes representing approximately 10,000 feet of compared data. This comparison showed significant differences between some of the holes, indicating that the RC assays tend to return higher assays than comparable core assays.  Subsequently, it was concluded that though it was possible there was a bias in the RC samples, resource modeling methods employed at the property, particularly capping of high grade assays to get models to conform to production results, must have compensated for this bias. This is supported by the performance of the resource models to the actual mined tonnage.

Subsequent to the completion of the Mesquite Report in July 2010, New Gold commenced an exploration drilling program to test for potential extensions to the sulphide portion of the Mineral Resource as it extends below the Mineral Reserve pit. The program consisted of 37 holes totaling 36,350 feet of combined core and RC drilling. The results of the drilling program indicate that the potential to expand the sulphide resource is insufficient to warrant further exploration. As a result of drilling in 2010, an additional 1.1 million ounces of oxide resource was added to the Mesquite resource base.

Sampling and Analysis

Reverse Circulation Sampling

Reverse circulation sampling conducted during New Gold’s 2010 drilling program was completed using water injection to satisfy State of California environmental requirements.  Wet drill cuttings were collected at nominal 5-foot intervals, split in half as duplicate samples and allowed to settle and drain and dry.  Each sample weighed an average of 25 pounds. Once drained, one set of samples was shipped offsite to an independent laboratory for sample preparation and gold analysis and the duplicate was stored for future reference and analyses.

Diamond Drill Core Sampling

Drill core sampling conducted during New Gold’s 2010 drilling program involved continuous sampling at nominal 5 foot intervals. Samples were split in half using a core saw for all competent rock intervals and a hydraulic core splitter for friable material such as fault gouge. For each sample interval, one-half split of the core was submitted to an independent offsite laboratory for sample preparation and analysis and the other half retained in core boxes for future reference and analysis.

Security of Samples

Drilling and bulk samples collected prior to New Gold’s 2010 drilling program were, split, and placed in sealed bags at the drill site and transported to the Mesquite Mine exploration sample preparation facilities located in Yuma, Arizona, by company employees. The sample pulps were prepared in Yuma and were shipped to assay laboratories. Although the procedure used by owners prior to New Gold has not been formally documented, it has been determined that most of the samples were shipped to Gold Fields’ assay laboratory facilities in Lakewood, Colorado.

Reverse circulation drill samples, core samples, and bulk samples (from an underground exploration decline), were treated at the Gold Fields sample preparation facility in Yuma, Arizona. The previously prepared 40 lb bulk sample and the drill samples were crushed to -10 mesh and then split in a Jones splitter to approximately one pound. This sample was pulverized to 150 mesh and split into four pulps. One of these pulps was fire-assayed at Gold Fields’ laboratory in Lakewood, Colorado. Check assays were run on 20% of the samples by submitting a second pulp to either Skyline Laboratory or Barringer Laboratory. The check assays made on the duplicate pulps were noted to agree with the original assay with no bias and 95% correlation coefficient.

During sample preparation, periodic checks were made for coarse gold by running the reject material through a Denver gold saver and carrying out both visual and quantitative assessments of the results. Due to the historic nature of the Mesquite assay data, the certification applicable to the Barringer and Skyline laboratories during the course of their work is not known. A significant number of the assays were also done by the Gold Fields facility in Lakewood.

Gold Fields prepared all drill samples (both core and RC) and the bulk samples from the decline at its sample preparation laboratory in Yuma, Arizona. After the samples were fire assayed at the Gold Fields’ laboratory in Lakewood, Colorado, check assays were done on approximately 20% of the samples. A second duplicated pulp was assayed by either Barringer Laboratory or Skyline Laboratory. Gold Fields’ comparison of 1,383 check assays with the corresponding original assays shows a good correlation of the two sets of data. The means were within approximately 5% and the correlation coefficient was 95%.  The QA/QC procedures by subsequent owners have not been formally documented.

During 2010, New Gold’s analytical protocols for all exploration drilling samples (both core and RC) involved analysis for gold via 50 gram fire assay with an atomic absorption (AA) finish (AUFA50-AAS/ICP) and Au CN Soluble (AUCNSO). A one kilogram pulp from each sample was returned and stored in the core storage facility at the Mesquite mine site. Assay results were transmitted electronically to New Gold followed by hard copy assay certificates.

Mineral Resource and Mineral Reserve Estimates

The Mesquite Mineral Resources effective December 31, 2010, are summarized in the “Measured and Indicated Mineral Resource Statement (Inclusive of Reserves) as of December 31, 2010” and “Inferred Mineral Resource Statement as of December 31, 2010” tables. See “Description of Business – Summary of Mineral Reserve and Mineral Resource Estimates – Mineral Resources”.

The Mesquite Mineral Reserves, effective December 31, 2010, are summarized in the “Mineral Reserve Statement – as of December 31, 2010” table. See “Description of Business – Summary of Mineral Reserve and Mineral Resource Estimates – Mineral Reserves”.

Mining Operations

The Mesquite Mine is an operating open pit mine.  Mining is performed using a conventional truck/shovel open-pit mining method. Operations include drilling, blasting, loading, and hauling. Run-of-mine ore is hauled directly to the leach pad to the south for processing. Waste mining uses the same equipment fleet used to produce ore. Current mine production is a nominal 160,000 short tons per day of total material, including a nominal 30,000 to 40,000 short tons per day of ore that is hauled to the leach pad. For 2010, gold production was 169,023 ounces.

Mineral processing uses a heap leaching technique in a carbon in-column circuit that assays approximately 92% gold and 7% silver. Process recoveries are determined by oxidation. Inception-to-date recoveries are slightly higher than predicted at 76.5%. The process recoveries for the mine reserves and life-of-mine production plan are based on 75% recovery of the oxide ores and gravels and 35% recovery of the non-oxide ores.

Doré is shipped from site to a major refiner.  Contracts are in place for refining with charges of $0.60 per ounce (silver plus gold) with payment of 99.9% of the gold and 97.0% of the silver. The applicable U.S. federal income taxes are 35% and California State income taxes are 8.8%, for a combined income tax of 40.7%.

Exploration and Development

Metallurgical testing of the sulphide mineralization is scheduled to continue during 2011 to provide further confirmation of estimated gold recoveries for sulphide mineralization under the heap leach process currently in use.

Cerro San Pedro Mine, Mexico

The following disclosure relating to the Cerro San Pedro Mine is based, in part, on information derived from the amended technical report entitled “Technical Report on the Cerro San Pedro Mine, San Luis Potosí, Mexico” dated February 16, 2010 and amended March 22, 2010 (the “CSP Report”).  The CSP Report was prepared by Richard J. Lambert, P.E., Christopher Moreton, Ph.D. and P.Geo., of RPA and Holger Krutzelmann, P.Eng., formerly of RPA.  Each are qualified persons under NI 43-101. Readers should consult the CSP Report to obtain further particulars about the Cerro San Pedro Mine. The CSP Report is available for review under the Company’s profile on the SEDAR website at www.sedar.com.

Project Description and Location

The Cerro San Pedro Mine is located in central Mexico in the state of San Luis Potosí, approximately 400 kilometres north of Mexico City. The Cerro San Pedro mine is operated by the Company’s wholly owned subsidiary, Minera San Xavier, S.A. de C.V. (“MSX”).

The Cerro San Pedro Mine is an open-pit gold and silver heap-leach mining operation.  Commercial production at Cerro San Pedro commenced in May 2007.  The heap leach pad area, process plant and solution ponds are located approximately three kilometres south of the open pit.

The mineral rights at the Cerro San Pedro Mine consist of 53 mineral concessions, (consolidated for administrative purposes to 17), covering an area of 7,969 hectares.  The majority of mineral concessions have been acquired through purchase agreements and, to a lesser extent, through staking. The unique mineral concessions begin to expire in December 2036 through October 2058, subject to the timely filing of periodic reports and payment of taxes to the Directorate General of Mines (the “DGM”), the federal mining bureau.

All of the present and future property of the Cerro San Pedro Mine is subject to a first ranking lien in favor of the lenders under the Facility (see “Credit Facility” for more information). The only outstanding royalty is a 1.95% gross value royalty owned by Franco-Nevada Corporation.

The surface rights to the Cerro San Pedro Mine are controlled by both private and communal parties. The communal parties are called an ejido, which is a communal agrarian structure that has governed approximately half of the agricultural land in Mexico since the land reform that followed the 1910 Mexican Revolution. In order to build and operate the Cerro San Pedro Mine, surface rights agreements were and continue to be required.  The Company has obtained surface occupation lease agreements with the three ejidos and the possessionary rights holders that own property in the Cerro San Pedro mine area. A total of 470 hectares are under lease agreements. The leases grant the Company temporary occupancy for a period of 15 years, and may be extended by the Company for an additional 15 years.

In addition, DGM has granted the Company a Temporary Occupancy and Right of Way Authorization for ejido Cerro San Pedro and ejido Palma de la Cruz land, which provides federally mandated surface rights access over the life of the mine and additional certainty of land tenure. Finally, in early 2008, the Company entered into an agreement with the ejido of Cerro San Pedro to lease the surface lands covering the mine area and haul road.

The General Law on Ecological Equilibrium and Protection of the Environment requires certain types of projects, including mining operations, to complete a Manifestacion de Impacto Ambiental (Manifest of Environmental Impact) (“MIA”), if the project has the potential to cause an ecological imbalance or to exceed limits and conditions in applicable environmental regulations.

The Company was issued an Environmental Authorization with respect to its MIA for the Cerro San Pedro Mine by the Mexican federal agency, SEMARNAT in February 1999. The Environmental Authorization is the primary federal permit required for the approval of the proposed mine. The 1999 Environmental Authorization was nullified and a new one was issued in 2006 following an action brought by a group opposing the Cerro San Pedro Mine, and a series of appeals.

In 2006, a group opposing the project filed a lawsuit against SEMARNAT alleging that SEMARNAT did not comply with the Federal Court order when it issued the 2006 Environmental Authorization.  A series of motions and appeals followed, culminating in a September 2009 Administrative and Fiscal Court ruling that ordered SEMARNAT to cancel the 2006 Environmental Authorization, which SEMARNAT did in November 2009.  The cancellation was followed by the Mexican federal environmental enforcement agency, Procuraduría Federal de Protección al Ambiente (PROFEPA), ordering MSX to suspend mining activities.  MSX appealed the PROFEPA order, and in December 2009 was granted an injunction allowing it to continue operating pending a final resolution of the litigation on the merits.  As a result of the injunction, operations recommenced. See “Legal Proceedings and Regulatory Actions” for further detail.

The Environmental Authorization granted in April 2006 is valid for a twelve-year period through April 2018.  The current mine plan anticipates completion of mining in 2016.  The Environmental Authorization lists over 90 conditions that the Company is required to satisfy, most of which relate to the reclamation phase of the project, and include the establishment of reclamation funding requirements for the project.  At the date of this Annual Information Form, all required conditions and funding requirements have been adhered to.

The Company’s mining operations require the use of explosives which require permits renewed by the military periodically. The Company has been granted a local Land Use License that includes numerous conditions and recommendations which the Company has agreed to fulfill.  The Company must also comply with conditions in other permits and licenses that have been issued by various regulatory and governmental authorities.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Cerro San Pedro Mine is located 400 kilometres north of Mexico City along Federal Highway 57 (Carretera Federal 57) connecting Mexico City with Monterrey.  The site is located 20 kilometres east-northeast of the city of San Luis Potosí. The mine site can be easily reached via a 10 kilometre secondary road extending from the Periferico Oriente to the village of Cerro San Pedro. The city of San Luis Potosí has a population of approximately 685,000 people and has an international airport. The local employment market includes a readily available pool of skilled workers.

The Cerro San Pedro Mine is located at the margins of two physiographic provinces, the Sierra Madre Oriental to the east and the Mesa Central to the west. It lies within the Sierra de Cerro San Pedro, which is characterized by moderate to rugged relief with elevations ranging between 1800 metres above sea level and 2300 metres above sea level.  The climate for Cerro San Pedro is semi-arid, with an average precipitation of 350 millimetres per year.  The warmest months are from April through September, averaging 20.1°C for this period with the maximum averaging 29.2°C for May.  The coldest months are December through February with an average of 7.4°C for this period, and a minimum temperature averaging –4.4°C in December.  The vegetative cover consists of various shrubs, mesquite, and cactus.

Electricity for the mine is provided through a 115 kV power line that runs to a location near the processing facilities.  In addition, the Company has acquired a diesel generator as a backup power system for the process facilities.

Water rights are federally owned in Mexico and administered by an agency of the federal government, the Comision Naciónal del Agua (National Water Commission) (“CNA”). The Cerro San Pedro project uses approximately one million cubic metres of water per year. The Company has titles for pumping rights for 1,370,234 cubic metres per year, which generally must be renewed with CNA at various intervals during mine operations. The approximately 1.4 million cubic metres of water rights that are owned or leased by the Company have been, or will be, transferred to a well at La Zapatilla, which is where most of the mine’s water consumption takes place. This well has a total pumping capacity of approximately two million cubic metres of water per year.

History

The Cerro San Pedro district has undergone several periods of significant mineral production over the past 400 years.  During the Spanish Colonial era it is estimated that approximately 200,000 to 500,000 ounces of gold and two to five million ounces of silver were produced from near-surface high-grade ores by the Spanish between 1575 to 1663.

The second major period of mining activity began in 1870. By 1904 there were more than 100 active mines in the district. All mining operations were reportedly suspended between 1925 and 1930. In 1930, mining activity resumed when American Smelting and Refining Company (“Asarco”) acquired the La Victoria and Barreno properties. Asarco’s production continued uninterrupted until 1948. Asarco’s total production during this period is reported as approximately 300,000 ounces of gold, 22 million ounces of silver, 405 million pounds of zinc, 224 million pounds of lead and 93 million pounds of copper.

The advent of modern heap leach technology in the early 1970s resulted in renewed interest in the Cerro San Pedro district with successive exploration campaigns by companies that included Geocon, Inc. (“Geocon”), Bear Creek Mining Company (“Bear Creek”), Compañía Fresnillo (“Fresnillo”) and ultimately MSX (a subsidiary of Metallica Resources Inc.) who, beginning in April 1995, completed the first feasibility study for the project in March 1997. In early 1998, Metallica executed a 50:50 joint venture agreement with Cambior Inc. (“Cambior”) to further develop the property. Cambior’s activities resulted in the completion of a second feasibility study for the project. Cambior sold its interest in MSX to Glamis Gold Ltd. (“Glamis”) in May 2000.

In November 2000 Glamis completed a third feasibility study for the project which serves as the basis for the open pit run-of-mine heap leach currently in operation. In February 2003, Metallica acquired Glamis’ 50 percent interest in the project, excluding a royalty on net proceeds which was subsequently acquired and cancelled by Metallica in 2004.

Construction of the Cerro San Pedro gold and silver, heap-leach, open-pit mine began in 2004. Construction of the mine was completed and commercial production commenced on May 1, 2007.

Geological Setting

The Cerro San Pedro mining district is located within the Parras Nappe section of the Eastern Sierra Madre fold belt of northeastern Mexico along the contact with the Central Mesa plateau to the west. The Parras Nappe is part of a larger system of Laramide-age, supracrustal anticlinoria comprising the Mexican fold and thrust belt. The local stratigraphic section is dominated by the early Cretaceous La Peña (Aptian) and Cuesta del Cura (Albian) Formations. Both formations represent deepwater fore-slope and basin facies deposited along the western margin of the Valles-San Luis Potosí carbonate platform. Lithologies consist of thin-to-medium bedded calcareous mudstones with locally interbedded shale, chert and carbonate slide breccias.

The San Pedro deposit is a gold-silver-zinc-lead plus minor copper Mineral Resource that is hosted within a late Cretaceous to early Tertiary monzodiorite porphyry.  The porphyry has intruded a sequence of Cretaceous limestones that suffered broad-scale regional tectonic folding and faulting during the Laramide orogeny. The geometry of the San Pedro porphyry, as defined by surface mapping and drill hole intercepts, is that of an elongate (1.5 kilometres to 2.0 kilometres long by 200 metres to 400+ metres thick) wedge-shaped body emplaced along a westerly-dipping system of thrust faults. In general, the complex deformational history of pre-mineral faulting, folding, and intrusion of the San Pedro porphyry are the primary factors behind the localization of the mineralization in the Cerro San Pedro mining district.

Exploration

Historical exploration work by the Company’s subsidiaries on the CSP deposit began in 1995.  Exploration by the Company is summarized in the following table:

SUMMARY OF EXPLORATION WORK

New Gold Inc. – Cerro San Pedro Mine, Mexico

Year	Work Type	Results
1995 - 1997	Mapping and Sampling. Exploration and RC and core drilling: 49,000 m in about 213 holes. Feasibility Study (1st)	Proven and probable reserve estimated: 77.3 Mt @ 0.60 g/t Au, 24.8 g/t Ag (based on $360/oz gold, $5.25/oz silver)(1)
1997 - 2000	Mapping and Sampling. Exploration and core drilling: 7,612 m in about 53 holes Feasibility Study (2nd)	Proven and probable reserve estimated: 63.5 Mt @ 0.62 g/t Au, 24.6 g/t Ag (based on $300/oz gold, $5.50/oz silver).(1)
2000 - 2002	Feasibility Study (3rd)	Proven and probable reserve estimated: 50 Mt @ 0.77 g/t Au, 23.0 g/t Ag (based on $275/oz gold, $5.25/oz silver).(1)
2003 - 2008	Mine Development: Feb – Dec 2003 Construction – Jan 2004 to April 2007 Commercial Production – May 2007	Proven and probable reserve estimated: 61 Mt @ 0.59 g/t Au, 24.0 g/t Ag (based on $325/oz gold, $4.62/oz silver).
2008 - 2010	Exploration and core/RC drilling: 25,689 m in 49 holes	Refer to Mmineral Reserve and Mineral Resource statements as of December 31, 2010.
Notes:
1. These estimates are historical and should not be relied upon.

Mineralization

The mineralization at Cerro San Pedro has two principal forms: 1) gold and silver within iron oxide minerals, and 2) gold, silver, zinc, and lead (plus minor, locally occurring copper) within sulphides. Both styles of mineralization are hosted within a well-developed system of crosscutting fractures (stockwork) in the San Pedro porphyry and along faults and fractures that extend into the surrounding limestone country rock. In addition, secondary oxide-hosted gold and silver mineralization is present in the near-surface parts of the Cerro San Pedro district. Here, surficial weathering and oxidation has removed zinc, lead and copper from pre-existing primary sulphide minerals. The majority of the current Mmineral Resources and Reserves are contained within the gold and silver bearing oxide portion of the Cerro San Pedro deposit. Although no Mineral Resources or Reserves have been defined for the deeper sulphide-rich portion of the deposit, gold, silver, zinc, lead, and minor amounts of copper were mined from high-grade sulphide deposits along the contact of the San Pedro porphyry and limestone country rocks.

Sulphide-dominated mineralization at Cerro San Pedro occurs in two modes: 1) low-grade porphyry-hosted stockwork and disseminated sulphides, and 2) high-grade polymetallic semi-massive to massive sulphide mantos replacing the adjacent limestones. The dominant sulphide minerals are pyrite, sphalerite, and galena.

Drilling

In November 2008, MSX began its Cerro San Pedro Sulphide drilling project to understand the geometry of the sulphide mineralization. This mineralization extends from beneath the current area of open-pit mining to an area of historical underground mining approximately 500 metres to 600 metres to the south.  The objective of the CSP Sulphide project is to explore the resource potential of the gold, silver, zinc, lead sulphide zone as it extends from beneath the gold-silver oxide pit toward the historic Asarco mine area (and possibly beyond). As of December 31, 2010, 49 holes totaling 25,689 metres of core and RC drilling had been completed on the Cerro San Pedro Sulphide drilling project.

The historic Cerro San Pedro drill hole database includes the results from four different drilling campaigns by four different companies: Bear Creek, Fresnillo, MSX-Metallica, and MSX under the Cambior-Metallica Joint Venture. The database for the current resource/reserve estimate includes gold and silver assay results for approximately 284 drill holes totaling 75,003 metres.

Contents of the database are summarized in the table below:

CERRO SAN PEDRO DRILL HOLE DATABASE New Gold Inc. - Cerro San Pedro Mine, Mexico
		Core Holes		RC Holes		Total
Company	Year	No.	Metres	No.	Metres	No.	Metres
Bear Creek	1982	-	-	3	276	3	276
Fresnillo	1992	-	-	49	9,518	49	9,518
Metallica - MSX	1995	-	-	47	11,970	47	11,970
Metallica - MSX	1996	28	8,568	78	20,895	106	29,463
Cambior - MSX	1997	11	2,650	-	-	11	2,650
Cambior – MSX Surface	1998	13	1,439	-	-	13	1,439
Cambior – MSX Underground	1998	42	3,523	-	-	42	3,523
New Gold – MSX	2008-10	42	24,178	7	1,511	49	25,689
Total		136	40,358	184	44,170	320	84,528

For the current Mineral Resource estimate, 284 of the total 320 drill holes were used; 16 drill holes metre (three Bear Creek holes and 13 of the Fresnillo holes) were excluded due to a lack of supporting data (missing logging sheets). The area defined by the Mineral Resource estimate has generally been drilled on 50 metre centres. Much of the area centering on the current open pit Mineral Reserve has been drilled and sampled at a closer spacing approaching 25 metres.

The style and distribution of the Cerro San Pedro Mine mineralization makes it difficult to determine a single useful value that describes the relationship between the true thickness and the sample length. Similarly, the orientation of the mineralization is not easily definable due the heterogeneous nature of the veining, dissemination, and manto distribution.

Sampling and Analysis

All of the samples used in the resource estimate came from the area in and around the current open-pit operation. RC, diamond drill core and underground chip samples were collected. Detailed drill logs, chip boards, and sample records were prepared on site by the rig geologists, who oversaw all sampling activities at the drill rig.

The standard sampling procedure for RC drill holes involved systematic sampling at regular two metre intervals starting from the drill collar and continuing to total depth. Samples collected under dry conditions were split using a three-tiered Jones sample splitter. Due to poor ground conditions within the upper parts of the deposit, however, the majority of reverse circulation holes required the injection of water and the use of wet sampling methods in order to maintain optimum circulation and sample return.

Collection of wet drilling samples involved the use of a rotary wet sample splitter, which reduced recovered drill cuttings into two parts: one split was sent to Bondar-Clegg Laboratories (now part of the ALS Laboratory Group) for analysis, and one duplicate split was saved for future sample analyses and test work. Suspended fines were collected by adding an anionic flocculent to each sample at the start of each sample interval. Collected samples were then allowed to sit undisturbed, until sample fines had settled sufficiently after which excess water was decanted and the samples bagged for storage and shipment to the Bondar-Clegg sample preparation facility in San Luis Potosí.

Although every effort was made to optimize sample recovery, the abundance of historic mine workings and related collapse voids in the upper parts of the San Pedro deposit has at times made consistent sample recovery a problem. To overcome this, synthetic polymer (EZ-Mud® or Alcomer®) was routinely added to drilling water to increase fluid viscosity and effectively seal the outer part of the hole. In more difficult zones, sample recovery was maintained by the addition of bentonite or drilling foam. In some areas, however, the presence of large open voids precluded proper sample recovery until the drill bit had passed several metres back into solid rock. In an attempt to address this problem, a Digger® center-return hammer-bit was used in place of the conventional reverse circulation hammer.

Prior to 2008, the sampling procedure for core holes involved systematic sampling at regular two metre intervals, except where holes intercepted major lithologic/geologic contacts or encountered mine workings and voids.  During 2008-09, systematic sampling took place at regular two metre intervals for the first two drill holes, after which  the sampling interval was increased to regular three metre intervals which were used throughout the remainder of the campaign with the same exceptions listed above, including zones of manto mineralization.   During 2008-09 zones of manto mineralization with ample core recovery were sampled at regular one metre intervals, with exceptions made at major geologic or mineralogical contacts.  The majority of core holes were completed with HQ-sized core (6.4 centimetre diameter), with reductions to NQ-size core (4.8 centimetre diameter) where necessary.  Two methods of core sample splitting were employed, depending on sample lithology.  In 2009, one metallurgical hole was drilled with PQ-size core (8.5 centimetre diameter).

During the 2008-10 drill campaign, all core samples were cut using either a manual or hydraulic core splitter.  Sample pieces measuring up to 10 to 15 centimetres were placed in the splitter lengthwise and cut.  One half of the core was placed back into the core box while the other was placed in the appropriate sample bags.  Each splitter was thoroughly cleaned by the operator(s) between samples using hand brushes.  All work was supervised by a project geologist.

Prior to 2008, the preparation of bulk composites for column leach metallurgical testing involved the collection of approximately 500 kilograms of Begoñia Limestone, as well as the collection of three 200 kilograms of whole-core composites of porphyry oxide material.  All samples selected for bulk compositing were submitted as separate sample intervals and were subsequently composited by McClelland Laboratories.  The samples for bottle-roll leach tests were submitted as un-split two metre intervals.  Head assays for these samples were subsequently entered into the drill assay database upon receipt of results from McClelland Laboratories.  Density determinations of the various ore types were made on underground and core samples of mineralized porphyry.  Split core samples of representative ore and waste rock lithologies were selected for Acid Rock Drainage (ARD) characterization and submitted to Hazen Laboratories, Golden, Colorado, USA, for analysis.

During 2009 and 2010, samples of high grade manto style sulphide, porphyry hosted sulphide and porphyry hosted mixed oxide-sulphide mineralization were collected from a series of large diameter core holes for metallurgical testing.  Whole PQ sized core samples (6.35 centimetres diameter) were individually sealed and bagged to prevent oxidation and placed in 55 gallon barrels for shipment.  Determinations of density and head assay along with mineralogical, grind, and flotation testwork have been completed by Dawson Metallurgical labs of Salt Lake City, Utah, USA.    Results of this testwork will be incorporated into future Mineral Resource estimates and engineering development studies for the project.

Security of Samples

Prior to 2008, drill samples submitted for gold-silver fire assay were routinely sent to the Bondar-Clegg sample preparation facility in San Luis Potosí, where each sample was dried at approximately 150°C, weighed, and crushed to a minimum of 75% passing minus 10 mesh. Quality assurance was maintained by screening at least one sample from each daily submittal through a 10 mesh screen. The crushed sample was then passed through a Jones splitter and a representative 250 gram split was retained for subsequent pulverization. The remaining coarse rejects were rebagged and returned to the Cerro San Pedro Mine site for storage. The 250 gram split was then pulverized using a ring and puck pulverizer, reducing the sample to a minimum standard of 95% passing 150 mesh. Beginning in late 1995, Bondar-Clegg began separating each pulverized sample into separate 150 gram to 200 gram and 50 gram splits, the larger of which was forwarded to the Bondar-Clegg laboratory in Vancouver, British Columbia for gold-silver fire assay, and the smaller retained for storage at the Bondar-Clegg facility in San Luis Potosí. Consequently, an additional set of 50 gram sample pulps remains available for future analytical work.

For the 2008-09 drill program, all samples from holes 1-12 along with holes 17, 19-23, and hole 25 were submitted to ALS Chemex laboratory in Guadalajara, Jalisco, Mexico for sample preparation.  Samples were first weighed and dried, if necessary.  Entire samples were fine crushed to a minimum of 70% passing through minus 10 mesh (two millimetres).  Quality assurance was maintained by screening at least one sample from each submittal through a minus 10 mesh screen.  A riffle splitter was used to get splits of 250 grams which were pulverized to a minimum of 85% passing through minus 200 mesh (75 microns).  In the case where the lab was instructed to create pulp duplicate samples, 500 grams of crushed material was pulverized and subsequently split.  One 250 gram pulp was submitted as usual with the rest of the sequence and the duplicate was kept for check analyses at a later date by SGS Labs.  Batches of 250 gram pulps were shipped to ALS Chemex in Vancouver, British Columbia, Canada for gold assay, silver analysis, and 32-element ICP analyses.  Remaining coarse rejects were re-bagged and returned to the CSP mine site for storage.  Remaining pulps were also returned and stored on site at CSP.

Holes 13-16, 18, 24, 26, and 28-43 were submitted to SGS Laboratories in Durango, Durango, Mexico for sample preparation.  Samples were first weighed and dried, if necessary.   Entire samples were fine crushed to a minimum of 90% passing through minus 10 mesh (2 millimetres).  Quality assurance was maintained by screening at least one sample from each submittal through a minus 10 mesh screen.  Splits of 1,000 grams using a riffle splitter were pulverized to a minimum of 90% passing through minus 200 mesh (75 microns).  In the case where the lab was instructed to create pulp duplicate samples, 2000 grams of crushed material was pulverized and subsequently split.  One 1000 gram pulp was submitted as usual with the rest of the sequence and the duplicate was kept for check analyses at a later date by ALS Labs.   Batches of 1000 gram pulps were initially shipped to SGS Laboratories in Toronto, Ontario, Canada for gold assay, silver analysis, and 32-element ICP analyses.  After mid-July 2009, all analyses were completed at the SGS laboratory in Durango.  Remaining coarse rejects were re-bagged and returned to the CSP mine site for storage.  Remaining pulps were also returned and stored on site at CSP.

Mineral Resource and Mineral Reserve Estimates

The Cerro San Pedro Mineral Resources effective December 31, 2010, are summarized in the “Measured and Indicated Mineral Resource Statement (Inclusive of Reserves) as of December 31, 2010” and “Inferred Mineral Resource Statement as of December 31, 2010” tables. See “Description of Business–Summary of Mineral Reserve and Mineral Resource Estimates – Mineral Resources”.

The Mineral Resource was delineated by an optimized shell at $1,000 per ounce gold and $18 per ounce silver below the December 28, 2010 topography surface. The sulphide portion of the resource was delineated with a shell at $1,000 per ounce gold, $18 per ounce silver, $1.00per pound zinc, and $0.75per pound lead below the oxide resource shell. A hard boundary for the optimization was established at the INAH buffer zone. This buffer zone represents a volume of rock for which no open pit mining will be allowed so as to not have an impact upon the current townsite.

The CSP Mineral Reserves, effective December 31, 2010, are summarized in the “Mineral Reserve Statement – as of December 31, 2010” table. See “Description of Business – Summary of Mineral Reserve and Mineral Resource Estimates – Mineral Reserves”.

Mining Operations

The Cerro San Pedro Mine is an operating open pit mine with ore processing by heap leaching in a Merrill-Crowe circuit that recovers both gold and silver. Current mine production is a nominal 105,000 tonnes per day of total material, including a nominal 39,000 tonnes per day of ore that is hauled to the leach pad. For 2010, production was 118,708 ounces of gold and 2.2 million ounces of silver.

Mining is performed through a conventional truck/loader open pit mining method. Run of mine ore is hauled directly to the leach pad for processing.

At the leach pad, a weak cyanide solution is applied to dissolve the gold and silver and take it into solution. The solution is collected in the Merrill-Crowe plant where the zinc is added to the solution containing gold and silver. The zinc reacts with the cyanide and the gold and silver are precipitated in a solid form. The precipitate is collected on a series of filters. The gold and silver precipitate is sent to a furnace where the gold and silver are separated from the impurities and the molten metal poured out to create gold and silver doré bars assaying approximately 95% silver and 4% gold.

Doré is shipped from site to a refinery where the silver and gold are separated.  The applicable Mexican income taxes are 30%. Mine equipment capital is included in the operating costs as the Company rents the mine equipment fleet. The major capital purchases remaining are for leach pad expansion.

The schedule for completing the closure activities is dictated by the requirements contained in the Environmental Authorization; specifically, the site reclamation must be completed within four years of final processing.

Exploration and Development

The deep penetrating Titan geophysical survey completed during the third quarter of 2010 has provided evidence that the San Pedro manto system remains open for another several hundred metres south of a recent drill intercept. Exploration of the San Pedro sulphide manto will continue during 2011.

Peak Gold Mines, Australia

The following disclosure relating to the Peak Gold Mines is based, in part,  on information derived from the technical report entitled “Technical Report on Peak Gold Mines, New South Wales, Australia,” dated January 1, 2009 (the “Peak Report”), as amended and restated on June 12, 2009.  The Peak Report was prepared by Peter Lloyd, FAusIMM, Rex Berthelsen, FAusIMM, CPGeo, and Eric Strom, P.Eng., who are or were employees of the Company at the time and each are qualified persons under NI 43-101.  Readers should consult the Peak Report to obtain further particulars about the Peak Gold Mines. The Peak Report is available for review under the Company’s profile on the SEDAR website at www.sedar.com.

Project Description and Location

The Peak Gold Mines are located 8 kilometres south of the town of Cobar in New South Wales (NSW), Australia and are operated by Peak Gold Mines Pty Ltd (“PGM”), a subsidiary of the Company. The Peak Gold Mines comprise much of the Cobar mining district and consist of five separate ore deposits that are currently being mined from underground and a copper-gold processing plant.  The deposits include, from south to north, the Perseverance, Peak, New Occidental, Chesney and New Cobar.  The Peak Mines mineral properties cover approximately 855 square kilometres of mining leases and exploration licences. They include four Consolidated Mining Leases (CML 6, 7, 8 and 9) covering the Tharsis to Peak gold mine area, the Coronation-Beechworth area and Queen Bee area; plus a Mining Lease, Mining Purposes Lease and five Exploration Licenses (EL 5933, 6149, 6401, 6402 and 7355), all of which are held 100% by Peak.

In addition, Peak has a 75% farm-in agreement on an exploration lease (EL 5982) with Zintoba Pty Ltd. (“Zintoba”) and also a 51% farm-in agreement on an exploration lease (EL 6127) with Lydail Pty Ltd. (“Lydail”) EL 5982 is held in the name of Zintoba and is operated by Peak. EL 6127 is held in the names of PGM (51%) and Lydail (49%) and is operated by Peak. Peak entered into a Letter of Agreement with Lydail on 11th July 2003 and has earned a75% equity in EL 6127.  The Peak Gold Mines leases and licenses, including farm-in or purchase agreements, cover approximately 93,813 hectares surrounding the Peak Gold Mines.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Peak Gold Mines are located accessible via an all-weather highway (Mitchell Highway #32) that extends between the cities of Sydney and Adelaide. Connection to the NSW rail service is available at Cobar via Nyngan and extends to the port at Newcastle. A regional airport services Cobar.

The Cobar region has a semi-arid climate and in years of normal rainfall receives on average about 416 millimetres of rainfall per year. Temperatures range from an average maximum temperature of 16°C in the winter to 33°C in the summer. There are no permanent streams or other water bodies on the PGM properties.  Weather does not significantly affect the operations and mining is conducted year-round.

The landscape is predominantly flat, composed of sandy plains with minor undulations.  A series of minor ridges striking approximately north-northwest to south-southeast, reflect a belt of more resistant sandstones and siltstones.  Peak Mines is named after the ‘Peak’, a small conical hill, 324.3 metres above sea level, with the Peak deposit situated at its southern base.  Vegetation is largely semi-arid low woodland, with minor seasonal creeks and rivers lined by taller eucalypt species.

The Cobar Water Board supplies untreated water to the Peak Mine via a 130-kilometre dedicated pipeline from the Bogan River west of Nyngan. PGM is entitled to 1,890 million litres per year, although it currently uses on average 300 million litres per year. Potable water is pumped from the Cobar Shire Council’s water treatment plant to the site.

Maximum electricity consumption demand is 9 MW and annual consumption is approximately 79 GWh.  Power is provided to the Peak Gold Mines via a 132 kV transmission line, to a substation at the Peak Gold Mines.  Emergency power is available from two, 0.8-MW and one 0.65-MW diesel generating units on site, owned by PGM.  This is sufficient power for emergency mine egress and to clear some of the processing lines.

History

There has been sporadic gold mining in the Cobar mining district since the 1870s.  The district was historically better known for its copper deposits. The greatest period of activity at Peak Gold Mines was from 1896 to 1911 when the Conqueror, Brown and Blue Lodes were worked. Most gold mining in the Cobar district ceased by 1920.

The second phase of sustained mining in the district began in 1935, when New Occidental Gold Mines NL operated the New Occidental Mine.  Between 1935 and 1952, the New Occidental Mine produced 700,000 ounces of gold.

Exploration by various companies was conducted through the late 1940s to 1980 in the district with no significant success. In early 1980, Rio Tinto plc. acquired various leases containing the New Occidental, New Cobar and Chesney mines.  The Peak gold deposit was discovered in 1981 and PGM was formed to develop the deposit in 1987.  A prefeasibility study was prepared in October 1985 which ultimately led to the completion of a final feasibility study in 1990.Commercial production commenced at the Peak gold mine in 1992.

Subsequent exploration and related technical investigations led to the development of the New Occidental and Perseverance deposits located to the north and south of the Peak mine respectively.  In 1995, an exploration program exploring beneath the previously mined area of New Occidental was successful in outlining an inferred resource of three million tonnes grading 7.4 grams per tonne gold[1].  In July 2000, approval was received for development of the New Occidental deposit.

The Perseverance deposit was identified in the 1980s from a coincident gravity and magnetic anomaly centered on historic workings.  Deep surface drilling in 1994 yielded a narrow zone of ore-grade gold mineralization.  The depth discouraged further exploration until 1996 when a decision was made to proceed with further exploration from an 800 metres underground exploration drive from the base of the Peak Mine workings.  Underground drilling commenced in 1997.  Following additional investigations and studies, Perseverance was approved for development in December 2001.

Exploration at the Fort Bourke Hill historic workings, including shallow and deep diamond drilling, was conducted from 1989.  Following the temporary loss of access to the Peak Mine shaft in mid-1998, PGM developed a trial open pit mine, the New Cobar mine, at the site in October 1998.  The trial open pit continued until March 1999, extracting approximately 105,000 tonnes of ore.  The trial mining led to the operation of the New Cobar open pit from 2001 until 2005. In 2005, development of a decline was completed from the New Cobar open pit to access reserves below the base of the pit.

Other exploration targets include the Gladstone, Dapville and Great Cobar deposits that have been identified through on-going exploration activities in the historic mining district.

Geological Setting

The Cobar Gold Field (“CGF”) is located on the eastern margin of the Early Devonian Cobar Basin. The Cobar Basin lies within the northern part of the Central Belt of the Lachlan Orogen.  An extensive suite of Silurian “S”-type granitoids of the Wagga Tin Belt is exposed in the southern part of this region.  The Eastern Belt of the Lachlan Orogen comprises a mixed Ordovician volcanic and sedimentary sequences characterized by the presence of extensive andesitic volcanic units, which are associated with porphyry-style copper-gold mineralization including the Goonumbla, Cadia and Browns Creek deposits.  Epithermal-style mineralization including the Lake Cowal, Gidginbung and Peak Hill deposits, are also present within the Eastern Belt.  The Western Belt is dominated by Ordovician and Devonian turbidite sequences and contains the extensive, structurally hosted gold deposits of the Victorian Gold Fields.

[1] This estimate is historical in nature and should not be relied upon.

Regional crustal extension of the Lachlan Orogen in the Late Silurian created a series of north-south trending deepwater troughs and basins in the Cobar region.  These include the Cobar Basin and, further to the south, the Raast and Mt. Hope Troughs.  Onset of regional extension was also marked by the emplacement of Late Silurian S-type and I-type granitoids within the basement on the eastern margin of the Cobar Basin.   The Cobar Basin was flanked by the Kopje Shelf to the east and the Winduck shelf to the west.

The Cobar Basin comprises predominantly siliciclastic (quartz-rich) turbidites of the Cobar Supergroup.  The basin contains two stages of sedimentary fill.  The lower part is characterized by coarse grained clastic sediments, while thickly bedded sediments define the upper portion regards these two fill sequences as representing syn-rift and post-rift stages, although there is a relatively subtle nature of this sub-division, which is based solely on the relative amounts of sandstone in the respective sequences.  The lower unit, the Nurri Group, is a fining upwards sequence comprising shallow-water sediments that progress rapidly up into more extensive siliciclastic turbidites.  The upper unit, the Amphitheatre Group, comprises more extensive low energy turbidites.  The Amphitheatre Group defines an upward coarsening cycle followed by an abrupt change to thinner beds with detritus sourced from an uplifted north-western and western landmass. This unit occupies most of the Cobar Basin and is intercalated with sediments deposited on the western Winduck Shelf. Together, these sediments obscure the western margin of the Cobar Basin.

Exploration

The CGF is a mature mining district that has produced in excess of 2.75 million ounces of gold and 200,000 tonnes of copper since mining commenced in 1871.  The currently producing mines within the CGF operated by PGM include, from south to north, the Perseverance, Peak, New Occidental, Chesney and New Cobar mines. In addition, PGM owns the historic Great Cobar mine located approximately 2 kilometres north of the New Cobar mine.

Mineral exploration of the CGF and surrounding region by the Company is an ongoing process focused on both the replacement of depleted reserves with new Mmineral Resources and the discovery of new deposits. The Company’s exploration initiative is underpinned by a wealth of technical information which includes detailed geologic mapping, geochemical and geophysical surveys, metallurgical studies, and historic drilling and production data collected by the Company over the past 20+ years. Since the commencement of commercial production in 1992, PGM has produced in excess of 2 million ounces of gold, maintaining a steady rate of production of approximately 100,000 ounces gold per year through the continual replacement of depleted reserves with new Mineral Resources. Exploration activities at PGM are divided among near mine targets around the producing mines and regional targets on the Company’s greater exploration licenses.

Exploration in the near mine environment principally involves a combination of surface and underground drilling to explore and delineate extensions to Mineral Resources around the known deposits. This work is regularly supplemented by down-hole geophysical surveys (electromagnetic methods) to identify mineralization suspected to occur in the vicinity of drill holes that fail to intercept significant mineralization on the first attempt.  During 2010 the Company completed 46,718 metres of exploration and delineation drilling around four of its five mines. Results of this drilling have been incorporated into the Company’s updated Mineral Resource estimate for 2010.

Exploration of earlier stage mineral prospects contained within PGM’s mineral property holdings largely involves a combination of surface geochemical and geophysical surveys, preliminary drill testing of selected targets followed by delineation drilling where results warrant. During 2010, the Company completed 7,674 metres of exploration and delineation drilling below the historic Great Cobar mine. Results of this drilling have been incorporated into the Company’s updated Mineral Resource estimate for 2010. The Company also completed 5,329 metres of preliminary reconnaissance drilling on three earlier stage targets within the greater region, which will be the subject of further evaluation in the future.

Mineralization

PGM’s mines occur along a 10 kilometre section of the regional Rookery Fault shear zone which defines the eastern margin of the Cobar sedimentary basin. The mineral deposits of the CMF occur as structurally controlled vein style lodes developed at dilational flexures along shears and related fault splays of the Rookery Fault system. Individual deposits occur as steeply dipping lens shaped bodies with short surface dimensions (100 to 300 metres long by 20 metres or less in width) but considerable vertical extent (in excess of 1,200 metres). Gold and copper (plus subordinate lead and zinc) mineralization occurs in association with chalcopyrite, pyrite, pyrrohotite and magnetite within zones of extensive silicification and chlorite alteration. In general terms, the metal content of the deposits in the CMF changes from more gold rich in the south (e.g. Perseverance, Peak and New Occidental) to more copper rich in the north (e.g. Chesney, New Cobar and Great Cobar).

Drilling

A summary table of drill holes completed at the Peak Gold Mines to December 31, 2010 is presented below.

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Peak Gold Mines – Summary of Drilling Programs
PROJECT AREA
Year	Perseverance			Peak			New Occidental			Chesney			New Cobar			Great Cobar			Other Targets
	DDH	DD	RDH	DDH	DD	RDH	DDH	DD	RDH	DDH	DD	RDH	DDH	DD	RDH	DDH	DD	RDH	DDH	DD	RDH
	Metres	Metres	Metres	Metres	Metres	Metres	Metres	Metres	Metres	Metres	Metres	Metres	Metres	Metres	Metres	Metres	Metres	Metres	Metres	Metres	Metres
	# holes	# holes	# holes	# holes	# holes	# holes	# holes	# holes	# holes	# holes	# holes	# holes	# holes	# holes	# holes	# holes	# holes	# holes	# holes	# holes	# holes
Pre 2004	90,485	19,752	1,096	156,370	66,137	17,352	45,572	58,896	2,606	4,616	51,765	18,607	5,439	83,218	30,509	-	26,143	5,838	-	31,992	55,332
	370	25	13	1,396	129	205	495	95	26	52	106	181	147	221	351	-	54	73	-	101	972
2005 - 2009	90,679	1,903	-	6,781	5,671	320	26,342	1,294	-	15,131	12,744	-	33,173	5,948	-	-	-	-	-	7,421	7,027
	665	5	-	39	23	4	231	3	-	125	28	-	294	18	-	-	-	-	-	22	47
2010	30,672	906	-	-	-	-	5,350	-	-	2,640	-	-	4,363	2,787	-	-	7,674	-	-	5,329	-
	222	1	-	-	-	-	15	-	-	32	-	-	25	4	-	-	11	-	-	3	-
TOTAL	211,836	22,561	1,096	163,151	71,808	17,672	77,264	60,190	2,606	22,387	64,509	18,607	42,975	91,953	30,509		33,817	5,838	0	44,742	62,359
	1,257	31	13	1,435	152	209	741	98	26	209	134	181	466	243	351		65	73	0	126	1,019
Notes:	DDH – Underground diamond drill core hole delineation
	DD – Surface diamond drill core hole exploration
	RDH – reverse circulation drill hole
	Other Targets - Fortitude, Mt Boppy, Queen Bee, Stone Tank and Regional

Diamond drilling is performed by an independent contractor under the direct supervision of the Company. The Company uses NQ sized drill core (4.76 centimetre diameter) to intersect mineralization for resource definition drilling and LTK48 sized core (3.52 centimetre diameter) for the delineation of underground stope blocks.  Diamond core is sampled in 1 metre intervals.

RC drilling is performed by independent contractor under the direct supervision of the Company. RC drilling is conducted with 13 to 14 centimetre diameter face-sampling bits to minimize contamination from material in the drill hole walls.  Reverse circulation drilling samples are collected in a cyclone operated by the crew of the drill rig.  Samples are then logged by the geologist and a representative split sent to the laboratory for assay.

Surface drill data available for the 2010 Mineral Resource estimate at the New Cobar mine was acquired from 22 discrete drill programs completed between 1973 and 2010.  Of the holes drilled, 777 were selected for use in the Mineral Resource estimate which included 135 surface diamond holes, 324 LTK48 holes and 318 reverse circulation and percussion holes.

Surface drilling at the Chesney deposit includes nine different drill programs that were completed between 1987 and 2010.  Of the holes drilled, 308 were selected for use in the 2010 mineral resource estimate which included 52 Surface diamond holes, 172 LTK48 holes and 84 reverse circulation and percussion holes. The unoxidized mineralization at Chesney has been drill tested to approximately 550 metres below surface by NQ diameter diamond drill holes.  In addition, 16 smaller diameter AX and EX (2-3 centimetre) underground diamond core holes were drilled from the lowest level of the mine (270 metres below surface).  In 2008, underground access was gained and a further 148 LTK48 holes were completed to the end of 2010.  In total, 158 holes have been used to estimate the tonnage and grade of the mineralized system immediately below and in the hanging wall of historic workings.

New Occidental Mineral Resource estimates are based on 568 drill holes from drilling campaigns conducted between 1945 and 2010, which includes 21 surface diamond holes, 31 underground exploration holes and 516 delineation holes.

Four drilling campaigns were completed for the Peak Gold Mines between 1997 and 2000, plus a sporadic series of diamond drill holes between 1948 and 1995.  The results of 80 drill holes from such programs were used in the Peak oxide resource estimates.  The reverse circulation drill programs were sampled every 2 metres and the diamond drill core was sampled on various intervals of less than 2 metres.  Three programs of exploration drilling, utilizing NQ/2 core, were conducted on Peak Deeps between 2003 and 2006.  The results of 22 holes were used to update the Peak Deep resource model in December 2006. A further 18 holes were drilled during 2007 and were used to further delineate the Peak Uppers above 290L as well as Peak Deep portions of the Peak deposit. The underground mine at Peak was in operation from 1992 to 2002 with mining recommencing at a reduced rate in 2005.  It has a very large and extensive database of exploration and delineation drill holes, underground mapping, muck sampling and production reconciliation data from which to estimate and reconcile a resource.

Almost all underground drilling at the Perseverance deposit was completed using HQ, NQ/NQ2 and LTK48-sized drilling equipment, except for a few wedged holes which were completed using heavy duty CHD-series drill rods.  HQ-sized equipment was used to establish collars and complete up to 300 metres of parent hole to facilitate off-hole wedging and directional drilling.  LTK48 core was used to assess the whole of Zone A, Zone B, Zone D and Hulk. Hercules lens is drilled much more sparsely.  The Perseverance Mineral Resource estimate is based on 1,084 drill holes, which includes one surface diamond hole, 191 underground exploration holes and 892 LTK48 holes.

In 2010, the Company’s ongoing Mmineral Resource development program at Peak Mines’ operations resulted in the completion of 11,111 metres of exploration and delineation diamond drilling to replace mine depletion.  This total includes 9,948 metres of underground drilling to delineate and explore for additional reserves in the Perseverance deposit, 68 metres of underground drilling to delineate reserves in the New Cobar deposit, and 1,094 metres of surface drilling to explore the Fortitude prospect south of the Company’s Perseverance mine.

Sampling and Analysis

No records are available for the assaying protocols for the historic underground drilling at New Cobar, Chesney and New Occidental.  It is believed that the samples were analyzed at the mine’s onsite laboratory by fire assay for gold and wet chemical methods for base metals.

CRA RC samples were assayed for gold by fire assay and for silver, copper, lead, zinc, lithium and sodium by AAS at Analabs Adelaide.  CRA drill core samples were usually analyzed for gold by fire assay and for base metals and silver by AAS methods.  Some surface diamond core drilled during the 1970s and 1980s was assayed for gold using acid digestion with an AAS finish, but many of the mineralized intersections were later re-assayed by fire assay. The Company currently uses external laboratories for all core and RC chip analyses.  All drill core is analyzed for gold, copper, lead, zinc, silver and bismuth.

Gold and Base Metal Analysis

Prior to 2004, special requirements, such as screen fire assay, were performed at the Analabs Orange laboratory for gold and base metal analysis.  All gold samples include the S091 method, which is a silica wash in the pulveriser between samples.  In 2004 the gold analysis methods were changed.  A barren silica wash (method WSH78) is still included between each sample.

Prior to mid-2004, Analabs performed the base metal analyses at their laboratory in Townsville using the Inductively Coupled Plasma – Optical Emission Spectroscopy method (ICP-OES).  Over-range (ore grade) base metal assays (typically above 1%) were repeated using a triple acid digestion with an AAS finish. Subsequent to mid-2004 the bulk of all base metal analyses were performed using a triple acid digestion on a 0.5gram pulp sample with an AAS finish.

Security of Samples

Core samples that are to be collected at site are stored within a secure shed in a fenced and locked yard behind the main gate at the offices of Peak Gold Mines.

Sample pulps and field splits of RC samples are also stored in a secure facility either at the mine or at the CRAE/RTE office in Bundoora, near Melbourne, Australia.  Prior to November 1998, pulps were sent to the pulp storage facility in Bundoora.  Since December 1998, all pulps have been stored at the Peak Gold Mines core shed.

Each sample dispatch is given a unique data processing order (DPO) number, which is used to track the sampling details (laboratory, assaying method, and sample preparation code) in a site database (Drillview).  Original DPO sheets are on file at CRAE/RTE in Bundoora, or at the Peak Gold Mines offices.

Post-1975 assay reports issued by analytical laboratories detail the sample preparation and analytical codes used to perform the analyses.  Original laboratory reports are filed by DPO at CRAE Bundoora and PGM.  Sample preparation codes for all DPOs are detailed in Drillview.

Mineral Resource and Mineral Reserve Estimates

The Company currently has six deposits that have published Mineral Resources and/or Mineral Reserves within the Cobar gold field.  The deposits, listed from south to north, are as follows:

•	Perseverance

•	Peak

•	New Occidental

•	Chesney

•	New Cobar

•	Great Cobar

All of the PGM Mineral Reserve and Mineral Resources have been estimated and classified in accordance with the guidelines set out in the AusIMM JORC Code. The JORC Code is recognized and consistent with the criteria laid out in the Canadian NI 43-101 and the Definition Standards adopted by CIM Council on December 11, 2005.  The JORC Code differs from the CIM Definition Standards in the use of the terms “Ore Reserve” and “Proved” in the JORC Code compared to “Mineral Reserve” and “Proven” in the CIM Definition Standards.  The criteria for estimating, classifying and reporting of Mineral Resources and Reserves under the two systems are essentially identical, however, with one notable difference being the requirement to report Inferred Mineral Resources separate from the total Measured and Indicated Mineral Resources under NI 43-101 and the CIM Definition Standards.

The Peak Gold Mines Mineral Resources inclusive of Mineral Reserves and ore reserves, effective December 31, 2010, are summarized in the “Measured and Indicated Mineral Resource Statement (Inclusive of Reserves) as of December 31, 2010” and “Inferred Mineral Resource Statement as of December 31, 2010” tables. See “Description of Business–Summary of Mineral Reserve and Mineral Resource Estimates – Mineral Resources”.

The Peak Gold Mines Mineral Reserves, effective December 31, 2010, are summarized in the “Mineral Reserve Statement – as of December 31, 2010” table. See “Description of Business – Summary of Mineral Reserve and Mineral Resource Estimates – Mineral Reserves”.

Mining Operations

Mine production operations are located in four distinct underground zones, plus ore stockpiled from the completed open pit operation at New Cobar.  Current mining is from zones which are contiguous to, or nearby, earlier mined out areas.  Production operations have been underway at New Occidental since December 2001, while development commenced at Perseverance in October 2002 with production commencing in July 2003.  The New Cobar open pit mine was completed in February 2004, with the mined ore stockpiled for subsequent treatment.  The New Cobar underground development commenced in June 2004 and was commissioned in September 2005. The Chesney ramp development was commenced in 2006 and development of the first mining horizon began in the second quarter of 2008. For 2010, production was 95,180 ounces of gold and 15.3 million pounds of copper.

At Peak, Perseverance, New Occidental and New Cobar the mining method employed is bench stoping with a 20 metre sublevel interval. At Chesney a combination of bench stoping and open stoping will be employed using a 35 metre sublevel interval. Mining progresses from bottom up in each panel. Drives are developed along strike in the ore on each level, a slot is developed and ore is blasted into the void.  Ore is extracted on retreat to the access crosscut.  Waste rock is used to backfill the stoping void.

In wider sections of the ore body (plus 8 metre) and longer strike lengths, footwall or hanging wall drives are also developed.  Once the mining void is large enough, waste rock is introduced to the mined out section of the stope in a modified Avoca style mining method in order to increase stability. Minimal pillars are required. An option of Cemented Rock Fill is being examined to assist mining in wide, high value zones.

PGM is using the standard ISO 14001 as a guideline for its environmental management system.

PGM has a responsibility under state law to rehabilitate areas of historic mining as well as current mining activities on its leases to an agreed end land use.  As at December 31, 2010 the bank guarantee in favour of the Department of Primary Industries (New South Wales) was in the amount of A$10.2 million.

Both New South Wales state and Australian federal tax are levied on the proceeds from the PGM operations.  Federal income tax, after appropriate eligible deductions, is imposed at 30%, while New South Wales state tax effectively is a mining royalty set at approximately 3% of gross revenue, before treatment charges and all other costs.  Payroll tax of approximately 6% is incurred on the payroll.

Exploration and Development

Exploration in 2011 will continue to concentrate on extending the known Mineral Resources at Perseverance New Cobar and Chesney, continuing near mine exploration of satellite targets around known deposits and evaluating regional exploration prospects generated from the Peak Gold Mines regional targeting initiative.

New Afton Project, Canada

The following disclosure relating to the New Afton Project is based, in part, on information derived from the technical report entitled “Technical Report on the New Afton Project, British Columbia, Canada”, dated December 31, 2009 (the “New Afton Report”).  The New Afton Report was prepared by R. Dennis Bergen, P. Eng., David W. Rennie, P.Eng., and Kevin C. Scott, P.Eng., all of RPA, and each are qualified persons under NI 43-101.   Readers should consult the New Afton Report to obtain further particulars about the New Afton Project. The New Afton Report is available for review under the Company’s profile on the SEDAR website at www.sedar.com.

Project Description and Location

The New Afton Project is located approximately 350 kilometres northeast of Vancouver and 10 kilometres west of Kamloops in the south-central interior of British Columbia, on the site of the historic Afton Mine, a previous operation of Teck Resources Limited (“Teck”).

The Company’s holdings in the Project area comprise two groups: the Afton Group and the Ajax Group. The New Afton deposit lies within the Afton Group. The Afton Group consists of 44 mineral claims, a portion of which have been surveyed and are included in a mining lease that was issued by the Ministry of Energy, Mines and Petroleum Resources on November 9, 2006 (the “Afton Mining Lease”). The total area of the Afton Mining Lease and all other claims is 7,352.7 hectares.

New Gold became the owner of the Afton 1 – 11 claims (the “Original Claims”) in September 1999, subject to a 10% net profit royalty owed to Westridge Enterprises Ltd. and Indo-Gold Development Ltd. (the “Optionors”).  New Gold had an option exercisable on or before December 1, 2010 to purchase the Optionor’s 10% net profit royalty for C$2 million.  New Gold exercised the option in October 2010.  In addition to the Original Claims, New Gold has staked other claims for its own account to consolidate its land position at the New Afton Project.

The Company holds surface rights on approximately 4,300 acres surrounding the New Afton Project. Reclamation permits covering the existing pits, plant facility and tailings pond, issued by the British Columbia Ministry of Energy and Mines, are held in the name of the previous operator, Teck.

The assets of the New Afton Project are security for obligations of the Company in respect of the Notes (see “Notes and Debentures” for more information).

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The New Afton Project is located on the south side of the Thompson River Valley, approximately 350 kilometres northeast of Vancouver and 10 kilometres west of Kamloops, British Columbia.  The Trans-Canada Highway No. 1, just west of its junction with the Coquihalla Highway No. 5, passes through the middle of the Afton Mining Lease.  Access to the mine site is by a mine road located off the Trans-Canada Highway.

The Kamloops area is in the rain shadow of the Coast Mountains. Precipitation is minor, averaging about 257 millimetres annually (of which 175 millimetres is rainfall), with light winter snow and infrequent rain in the spring and fall. The area has warm summers where temperatures can reach 38°C and cool winters where temperatures hover around the freezing mark.

Kamloops is a major transportation hub for highway, air and railroad. The city has an airport with daily air service from Vancouver, British Columbia and Calgary, Alberta and is serviced by both Canadian National and Canadian Pacific Railways. Kamloops is a natural resource-based city of 100,000 people. The area has a ready supply of trained workers, professionals and suppliers. BC Hydro transmission lines, a Terasen natural gas pipeline, and a Pembina oil pipeline traverse the mining lease north of the Afton pit. A water pipeline can deliver fresh water from Kamloops Lake to the mine site.

The surface and underground infrastructure at the New Afton Project includes: underground mine workings a conveyor gallery, a second access from the open pit, and ventilation raises to surface; an underground mobile equipment fleet and support facilities at both the upper, conveyor gallery portal and the portal in the open pit; dewatering facilities for pumping from the open pit to a storage area in Pothook Lake, which has been bermed to increase its volume; A new concentrator building with the SAG mill, ball mill and vertical mill mechanically installed, and a partially cleared and prepared tailings storage facility. Both the concentrator building and tailings pond are on land owned by others.

The landscape is characterized by hilly, till-covered, drumlinoidal terrain and dispersed, small, alkaline water bodies. The most significant topographic features within the mining lease are the Afton and Pothook open pits and the reclaimed waste rock dumps of the Afton Operating Corporation, the former operator. Vegetation consists of open grasslands and sparse pine forests as a consequence of a continental, semi-arid climate.

History

Exploration in the Afton area began in the mid-1800s, as prospectors pushed into the interior of British Columbia following the Fraser and Caribou gold rushes. The Afton property claims were staked over the Pothook workings in 1949. This was followed by sporadic, and largely unsuccessful, exploration work by a number of parties through the 1950s and 1960s.

In 1970, a private company called Afton Mines Ltd. (“Afton Mines”) obtained a drill intersection of 170 feet of 0.4% copper from what ultimately became the Afton deposit. For the next three years, over 150,000 feet of drilling was carried out by a number of operators. Teck and Iso Mines Ltd. acquired the Afton property in 1973, and initiated engineering and metallurgical studies. Production commenced at the Afton open pit mine in late 1977. At the start of production, the reserves were 34 million tons grading 1% copper, 0.016 ounces per ton gold, and 0.12 ounces per ton silver (30.8 million tonnes grading 1% copper, 0.58 grams per tonne gold, and 4.2 grams per tonne silver(1)). Mining took place on the property at the Afton, Crescent, Pothook, and Ajax pits. The mine closed in 1997.

In 1999, the Company acquired an option on the property, surrounded it with additional staking, and carried out surface drilling in the New Afton deposit.  In 2001, the Company completed a Scoping Study based on drilling results to date. Further definition drilling was recommended to confirm the continuity of the mineralization. An Advanced Scoping Study completed in 2004 contemplated an underground mine, using a block caving method, feeding a conventional flotation mill operating at a rate of 9,000 tpd. Measured and Indicated Mineral Resources were 68.7 million tonnes grading 1.08% copper, 0.85 grams per tonne gold, and 2.62 grams per tonne silver.

In late 2004, a portal was collared on the south wall of the Afton pit, and 1,915 metres of decline and drift were driven to provide access for definition drilling and bulk sampling of the deposit. Diamond drilling, both from surface and underground, has been carried out more or less continuously. At the cut-off date for the 2006 Mineral Resource estimate, the total amount of diamond drilling was 84,755 metres in 182 holes.

1 These estimates are historical in nature and should not be relied upon.

The Company commissioned a Feasibility Study in 2005. The study, completed in 2007 (the “2007 Feasibility Study”), contemplated a block cave mine and conventional grinding/flotation mill operation with a daily throughput of 11,000 tonnes. Based on the December 2009 New Afton Report which updated the project status, Mineral Reserves comprised 47.4 million tonnes in the Probable category grading 0.95% copper, 0.69 grams per tonne gold, and 2.03 grams per tonne silver. Mine life was estimated to be 12 years, with preproduction capital costs of C$460.9 million and Life of Mine sustaining capital of C$172.3 million.

Underground development at the New Afton Project is currently underway, with milestones for 2011 including installation of a conveyer transport for ore and waste rock, completion of a production ventilation loop and installation of cave monitoring systems.  Surface construction is also underway with milestones for 2011 including completion of the conveyer system surface discharge,  completion of the mill’s concrete infrastructure and the installation of mill equipment.

Geological Setting

The Afton area is underlain primarily by rocks of the Upper to Lower Palaeozoic Quesnel Terrane, a package of island-arc sedimentary rocks, volcanic assemblages and associated intrusive phases. Quesnel Terrane was accreted onto the North American continental margin during the Early to Mid-Jurassic and is distributed throughout the entire length of British Columbia. It forms part of the Intermontane Belt, which is host to many porphyry copper-gold-molybdenum deposits including Copper Mountain, Afton, Highland Valley, Mount Polley, Gibraltar, Kemess, and Galore Creek. In the immediate Project area, the Quesnel Terrane comprises Late Triassic to Early Jurassic Nicola Group island-arc volcanic and sedimentary rocks, and coeval alkalic to subalkalic intrusions of the Iron Mask batholith.

The New Afton deposit is hosted within the Cherry Creek member of the Iron Mask batholith complex. The Iron Mask complex is a multi-phase plutonic body exposed in a southeast-trending belt measuring 34 kilometres long by five kilometres wide. The Cherry Creek phase is a partially fault-bounded body trending east-northeast through the deposit area, curving to east side of the property to a more southeasterly trend. At Afton, the Cherry Creek intrusive is a variably and multiply brecciated assemblage of porphyritic and equigranular monzonite-monzodiorite. Cherry Creek rocks include fine-to-medium-grained pyroxene-hornblende monzodiorite and fine-grained biotite-monzonite, varying to more dioritic composition, and minor syenite. The principal host phase of the Cherry Creek is a magnetic fine-to-medium-grained porphyritic pyroxene-hornblende monzodiorite which forms a wedge of intrusive breccia between the Nicola and Pothook rocks. Contacts to the west and southwest are with Nicola Group volcanic rocks and to the east and southeast with the Pothook diorite.

The New Afton Project area is traversed by regional-scale fault zones which are believed to be the principal control to intrusion of the batholithic rocks, as well as the mineralization processes. North-to-northwest trending steep to moderate-dipping fault zones are primary controlling structures for emplacement of the Iron Mask intrusives. East- to-northeast-trending faults are important controls to hydrothermal alteration and mineralization. The faulting and associated fracturing also provided conduits for meteoric waters, which gave rise to weathering and supergene enrichment of the primary sulphide mineralization.

A steeply dipping body of serpentinized and sheared picrite has been entrained within the Hanging Wall Fault, a major structural control to the New Afton deposit. This unit separates strongly mineralized, pyrite-poor, potassically altered monzodiorite to the northwest from pyritic, sericite-carbonate-clay-chlorite-altered monzodiorite to the southeast. Ground conditions within the picrite are poor, which has hampered efforts to drill through it. As a result, drill information on the hanging wall side of the picrite is limited.

Exploration

In November 2004, an adit was collared in the former Afton open pit at 512 metres above sea level. A ramp was driven from this portal to provide access for underground sampling, infill drilling to confirm the Mineral Resources, and further exploration drilling to determine the full extent of the mineralization. Total drifting was 2,200 metres.

Diamond drilling from February 2005 to April 2006 totaled 30,778 metres in 78 holes, bringing the total amount of drilling on the Project to 84,755 metres in 182 holes. Drilling continued throughout 2006 and into 2007 on the C Zone, a deep extension to the New Afton ore body. Five exploration holes totaling 2,996 metres were drilled in the Pothook Pit area, which is approximately 0.5 kilometres east of the Afton mine pit. Drilling was also conducted on the Hanging Wall Zones, located under the east side of the Afton pit, in 2008. To date, 276 exploration diamond drill holes have been completed in the entire Project area, for an aggregate length of 130,439 metres.

In late 2005, New Gold contracted Fugro Airborne Surveys to complete 1,323 line-kilometres of airborne electromagnetic surveying of the Afton and Ajax claims, and Quantec Geoscience Ltd. was retained in 2008 to carry out Tensor Magnetotelluric and DC Resistivity and Induced Polarization surveys totaling 34.5 line - kilometres.

In addition to the work at Afton, New Gold has carried out relatively small exploration programs on the Ajax Group, which is located just over seven kilometres to the southeast of the Afton pit. Drilling on the Ajax Group in 2004 and 2006 totaled 4,635 metres in ten holes. During the period from 2006 to 2008, New Gold drilled another 16 holes totaling 6,820 metres. A radiometric survey, consisting of 44.73 line- kilometres, was carried out in 2007, along with collection of 2,040 geochemical soil samples.

Mineralization

The Afton deposits are copper-gold silica-saturated, alkalic porphyry style deposits.  Hypogene mineralization comprises fine-grained disseminated chalcopyrite and relatively minor bornite or chalcocite.  In weathered portions of the deposit, the chalcopyrite has been altered to bornite and chalcocite, and in the most intensely oxidized areas, native copper.  Native gold is rarely observed.  Gold and silver reportedly occur as electrum grains within the chalcopyrite and bornite.

The bulk of the deposit occupies a large tabular mass measuring 900 metres long by approximately 100 metres wide and spanning a vertical distance of approximately 350 metres. The zone dips vertically to steeply south-southeast and plunges at moderate angles to the southwest. Two subsidiary satellite bodies occur to the northeast of the Main Zone. One of these zones appears to branch off of the Main Zone and strikes in a somewhat more easterly trend, dipping steeply to the south-southeast. The other, which is further away from the Main Zone, has a similar strike to the Main Zone but dips at a flatter angle (approximately 60° southeast).

The deposit is porphyry-style, with very distinct structural controls. The primary mineralizing event was preceded by development of disseminated magnetite-pyrite. Primary economic sulphide mineralization occurred in association with potassic alteration (principally K-spar) resulting in destruction of the earlier magnetite-pyrite assemblage. Following this, carbonate veinlets (principally ankerite) developed along and surrounding the faults, along with varying amounts of pyrite, clay gouge, and sericite.

Subsequent faulting reshuffled portions of the deposit in a manner that is not completely understood. This has resulted in truncation of the zone along the Hanging Wall Fault in places, and apparent displacement of mineralized blocks. These blocks may occur as isolated pods in the hanging wall or may also be situated adjacent to the Main Zone such that they appear to comprise a continuous body of mineralization crossing the fault.

Drilling

All drilling completed to date on the New Afton Project has been diamond core drilling, conducted in a series of programs over a period spanning 2000 to 2008. Most of the drilling has been for exploration and resource definition. However, in recent years (2007 and later), geotechnical holes have been drilled for groundwater monitoring and collection of data for mine design. To date, 276 holes have been drilled for a total of 130,439 metres.

In 2008, drilling continued on the Wall Hanging Zones, with a total of 4,450 metres drilled in 15 surface holes.  Drilling contractors used were Atlas Drilling Company, Western Exploration Diamond Drilling Ltd. and Connors Drilling Ltd.

New Gold now has a formal protocol for locating, monitoring, surveying, and logging the drill holes. Planned holes are plotted in plan and section to confirm the target and collar location. A geologist inspects the collar site, and the surveyors mark both the collar location and line. Once the drill has been set up, the geologist conducts an inspection, checks the orientation of the rig, and confirms with the driller. Daily site inspections are conducted by a geologist as the hole is being drilled.

Sampling and Analysis

For all drilling programs from 2007 onwards, a two-metre sampling interval has been maintained and is specified in the formal protocol maintained by New Gold.  Samples are marked as described above.  Technicians retrieve the boxes from the rack and convey them to the cutting shack.  Core is sawn in half, and the sample is placed in a plastic bag marked with the tag number.  The remaining half core is put back in the box for storage.  Each day, the samples are placed in rice bags, which are then marked with the sample sequence and prepared for shipping.  A daily manifest is prepared, detailing the sample numbers cut and packaged, and is provided to the laboratory.  Samples are stored in a locked enclosure until pick-up by laboratory personnel.  Each shipment is accompanied by the manifest, with a duplicate copy retained at site.

Starting in early 2007, New Gold commenced a program of assaying pulps by inductively coupled plasma (“ICP”) in order to build a database of potentially deleterious elements. Starting in the walls, and progressing through the deposit to the opposite wall, every fifth sample was selected from the drill database.  These samples were run using ICP.

Security of Samples

For the 2000 – 2003 drill programs, all samples were sorted, documented, dried (if necessary), roll crushed to -10 mesh, split into 250 gram subsamples, and then pulverized to 95% -140 mesh.  Samples for copper metallics assay were split and pulverized into additional 250 gram subsamples of -10 mesh material, and the entire pulp was screened to -140 mesh.  Gold and palladium were subsampled to 30 gram aliquots and analyzed with conventional fire assay using atomic absorption (“AA”) and/or ICP.  The minimum reported detection for gold and lead was 0.005 grams per tonne.  Copper was determined by AA using aqua regia digestion.  “Metallic” copper when required included two copper assays per sample.  Silver geochemical analysis was by aqua regie digestion and AA.  All equipment was flushed with barren material and blasted with compressed air between each sampling procedure.

With respect to the 2005 and subsequent drill programs, copper and silver assays were determined using standard acid digestion followed by AA. Gold and palladium were determined using fire assay followed by an AA finish. The one-in-five deleterious element samples were run for 30-element ICP.

Internal checks at the laboratory consist of a minimum two repeats, one blank, two re-splits, and two or three reference standards, one for copper, one for silver, or one combined copper-silver and one for gold-lead. If native copper is reported on the sample sheets, a metallic screen analysis is run in addition to the regular assay.  Assay results and internal check results are checked and batches rerun if problems are observed.

Bulk density measurements are made using a water immersion method. Specimens are sealed in wax, weighed in air and in water, and the density determined by the ratio between the weight of displaced water and the weight of the sample. Correction is made for the volume of wax encasing the specimen.

The New Afton property is fenced and gated.  After the core is logged and sawn, tied sample bags are locked in the Company’s field office until picked up by personnel from Eco Tech for transport to their facilities.  Drill core is stored in core racks at the locked, secure core shack.  Rejects are kept at Eco Tech’s office, and pulps are securely stored at New Gold’s field office. The samples are in the custody of the Company’s personnel or authorized designates from the drill to the lab.

Mineral Resource and Mineral Reserve Estimates

RPA has prepared an independent audit of an updated Mineral Resource block model prepared by the Company in 2010. The New Afton Mineral Resource statement is based on a copper-equivalent cut-off of 0.4% CuEq, as supported by the present financial model for the mine. The copper-equivalence calculation incorporates the value of the gold in the overall value of the resource body.

The New Afton Mineral Resources inclusive of Mineral Reserves, effective December 31, 2010, are summarized in the “Measured and Indicated Mineral Resource Statement (Inclusive of Reserves) as of December 31, 2010” and “Inferred Mineral Resource Statement as of December 31, 2010” tables. See “Description of Business–Summary of Mineral Reserve and Mineral Resource Estimates – Mineral Resources”.

The New Afton Mineral Reserves are summarized in the “Mineral Reserve Statement – as of December 31, 2010” table. See “Description of Business – Summary of Mineral Reserve and Mineral Resource Estimates – Mineral Reserves”.  The estimate is based on the resource block model prepared by the Company and reviewed by RPA.

Mining Operations

The New Afton deposit is being developed as a block cave mining operation to produce 4 Mtpa of copper-gold ore for processing in a flotation plant for the recovery of copper and gold in concentrates. Underground development is underway using New Gold crews which replaced the mining contractor crews and commenced development in February 2009. The new mill building has been erected and the grinding mills are mechanically installed. The focus is currently on underground development and project planning and engineering.

Engineering studies have indicated that the New Afton deposit is amenable to block caving and the Mineral Reserves have been estimated through the application of Gemcom’s block cave modeling software to determine the mine production schedules. The deposit has been broken into three zones: B1, B2 and B3. The B1 and B2 blocks are closer to surface and will provide the initial mine production. Both the B1 and B2 blocks are expected to cave readily. The B3 block is deeper and the rock is more competent such that it may be necessary to implement some additional work to assist the cave development.

The B1 and B2 block undercut is approximately 120 metres above the B3 undercut. At each block an undercut will be developed along with an extraction level. At the extraction level, drawpoints will be developed on a 13 metre spacing. Ore will be mucked by load-haul-dump (“LHD”) units and hauled to ore passes to drop to a tramming level 14 metres below, from where the ore will be trammed by large LHDs to the crusher. Ore from the B3 block will be hauled by 50-tonne truck to the crusher level. From the crusher, the ore will be conveyed to the mill via a 4.5 kilometre long conveyor system.

The mine is accessed by two portals for development, one in the open pit and the other being the conveyor portal near the mill. With the subsidence due to caving, the drift from the open pit will be lost and the secondary exit will be by conveyance in a ventilation borehole.

Mineral Processing

The New Afton mill has been designed to process 11,000 tpd, or 4 million tpa, of ore at full capacity and recover copper, gold, and silver.  The mill will process a blend of primary, transition and supergene ores. The process will utilize conventional crushing, grinding, and concentration processes to separate valuable minerals from gangue into concentrates at marketable grades. Mineral separation will be achieved by gravity concentration and differential flotation. A regrinding stage will be included in the flotation circuit.

The tailings handling system will pump the combined tailings (from the rougher flotation circuit and the cleaner scavenger circuit) to the cyclone plant, a set of primary cyclones located adjacent to the tailings storage facility. The cyclone underflow product will be delivered to a skid-mounted secondary cyclone pack located on the top of the tailings dam. The sand or coarse fraction from these secondary cyclones will be used to construct the tailings dam and the secondary cyclone overflow product will be used to seal the wet side of that dam. A centreline construction method will be used to establish the tailings dam structure. There will be three seepage collection ponds below the dry side of the main tailings dam to recover and return seepage back to the tailings storage facility.

Environmental Considerations

The New Afton Project area lies at about 720 metres above sea level and drains into Kamloops Lake, the second-largest water body contained in the Thompson River watershed, a major tributary of the Fraser River.  Much of the project area has been greatly altered such that natural undulating grasslands have been replaced by level rock dumps, open pits, and severely compacted borrow areas. The dominant water bodies are now related to mining-related impoundments.

On October 31, 2007, the Ministry of Energy, Mines and Petroleum Resources issued Mine Permit M229 approving the work system and reclamation program in respect of the New Afton Project. The Mine Permit obligates the New Gold to post reclamation security in the aggregate amount of C$9.5 million. As at December 31, 2010 the Company has posted C$8 million in the form of an irrevocable standby letter of credit.

Cost Estimates

As at December 31, 2010 the remaining preproduction capital budget for the Project is C$365 million. Sunk costs are not included in the capital summary. Capital cost estimate revisions and adjustments continue as New Afton Project optimization tasks are still underway. The mine capital costs are built up from first principles for the mine development activities together with quotations for major equipment items.

Taxes

The taxes applicable to the New Afton Project include the BC net proceeds tax of 2% (against revenue less certain operating costs), BC revenue tax of 13% (against gross proceeds less the cumulative expenditure amount), BC income tax at a rate of 10.5% and federal income tax at a rate of 15%.  The provincial and federal income taxes are based on income less applicable capital allowances.

Participation Agreement

Two First Nations, the Kamloops Indian Band and the Skeetchestn Indian Band (the “Bands”), have asserted aboriginal rights and interests in an area comprising the New Afton Project.  Discussions with these Bands commenced in February 2006, culminating in the execution of a formal agreement between the Bands and New Gold dated March 20, 2008, as amended March 30, 2011 (the “Participation Agreement”).

One of the principal objectives of the Participation Agreement is to establish a cooperative and mutually beneficial working relationship between the Bands and New Gold with respect to the development and operation of the New Afton Project. The Participation Agreement provides that the Bands consent to the New Afton Project and agree not to challenge before a court of law any New Gold interests or permits related to the Project. New Gold undertakes to provide the Bands with certain economic and social benefits including preferential hiring, education, training and business opportunities.

In accordance with the Participation Agreement, in each of 2009 and 2010 New Gold paid C$250,000 and in 2011 will pay up to $500,000 into a socioeconomic trust created for the benefit of Band members.  Each year in which commercial production occurs at the mine, an amount of 0.5% of net smelter returns (“NSR”), or a minimum of C$250,000 a year, shall be paid by New Gold to the trust, with the minimum payment to be increased to C$500,000 for a given year if copper prices in that year exceed C$2.50 a pound.  After the costs of developing, permitting, constructing, and equipping the mine have been repaid to New Gold, the payment to the trust will increase to the greater of C$1,000,000 a year, or 1% of NSR  in that year. If copper prices exceed C$2.50 a pound in a given year, this payment will increase to 1.5% of NSR for that year, and if copper prices exceed C$3.00 a pound in a given year, this payment will increase to 2% of NSR for that year.

The Participation Agreement also grants the Bands a right of first refusal to purchase that portion of the Afton surface rights held by New Gold lying to the north of the Trans-Canada Highway and south of Kamloops Lake in the event New Gold decides to sell these lands in the future separately and distinctly from the New Afton Project.

Exploration and Development

Mine development is scheduled to continue until and after the commencement of production. The development of the B3 zone has been deferred to reduce the upfront capital costs. The mill is planned to be commissioned in the second quarter of 2012 with production in mid-2012. The Company will continue to use AMEC for engineering and procurement, but will conduct construction management for the remaining mill construction packages with its own team.

El Morro Project, Chile

The following disclosure relating to the El Morro Project is based, in part, on information derived from the technical report entitled “Feasibility NI 43-101 Technical Report for the El Morro Copper-Gold Project, Region III, Chile,” dated May 9, 2008, readdressed to New Gold on August 26, 2009 (the “El Morro Report”) and prepared by Richard Lambert, P.E., and Barton Stone, P.G. of Pincock, Allen & Holt who are qualified persons as defined under NI 43-101. In preparing the El Morro Report, previous technical reports authored by competent persons were used as background information. Readers should consult the El Morro Report to obtain further particulars about the El Morro Project. The El Morro Report is available for review on the SEDAR website located at www.sedar.com under the Company’s profile.

Project Description and Location

The El Morro Project is located approximately 650 kilometres north of Santiago and approximately 140 kilometres by road east of the city of Vallenar in northern Chile, along one of the most prolific copper belts in the world, the Main Cordillera of the Copiapó Region (Region III) (Latitude 28o 38’ South and Longitude 69o 53’ West). Goldcorp is the operator and has a 70% interest in the project and the Company holds 30%.  The project is situated near the water divide between the Huasco and Copiapó drainage systems.

Mineral Property Summary

The El Morro Project consists of a contiguous group of mineral mining and exploration concessions covering three separate centers of porphyry style copper-gold±molybdenum mineralization, referred to as the La Fortuna, El Negro and El Morro areas, namesake for the project. The combined El Morro Project mineral concession holdings total approximately 417 square kilometres in the area. The La Fortuna copper-gold deposit is the only porphyry center of the three within the outlines of the El Morro holdings containing measured and indicated resources.  The La Fortuna property is a copper-gold mineral resource and reserve which has a completed feasibility study and is currently proceeding with the application detailed engineering to allow a production decision.

The El Morro Project area currently consists of 70,145 hectares which includes 201 exploration concessions and 219 exploitation concessions.  The project operator is responsible for the protection and maintenance of all mining concessions at the project.

Surface rights for the El Morro Project are owned by the Los Huasco Altinos Community (“Los Huasco Altinos”), a grazing and livestock cooperative.  In 2005, Falconbridge was granted a 30-year legal mining easement for 10,190 hectares that is intended to secure access to the future mine pit and mine facilities.

The operator holds a 30-year legal mining easement entered into with a land owner in 2006 that secures surface rights access to the projected location for an access road from the North Pan-American Highway to the project location, and the expected location of the power line and processing facilities for the project.

Encumbrances, Liens and Royalties

At the El Morro Project, 2,216 hectares of mining concessions are held through five purchase option agreements, two of which were executed by the Company and three of which were executed as a group by Falconbridge. The option agreements are summarized below.

1)	Minera Metallica Limitada and BHP Chile S.A. Purchase Option Agreement – BHP Option

In July 2003, the Company and Falconbridge exercised an option and acquired certain mining exploitation concessions from BHP. The concessions are referred to as the BHP concessions and have a combined area of 1,849 hectares. BHP retained a 2% NSR royalty on any mining that occurs on the BHP mining concessions. In December 2004, the Company and Falconbridge acquired the 2% NSR royalty from BHP . The Company acquired a 30% interest in the royalty and Falconbridge acquired a 70% interest in the royalty.

2)	Minera Metallica Limitada and Rene Martin Jure Purchase Option Agreement - Martin Option

In December 2001, the Company and Falconbridge exercised an option and acquired certain mining exploitation concessions. The exploitation concessions are referred to as the Cantarito and Tronquito mining properties and have a combined area of approximately 305 hectares. The third party has retained a 2% NSR royalty on any mining that occurs on the Cantarito and Tronquito mining concessions.

3)	Falconbridge Chile Limitada and Santiago del Carmen Cayo Salinas, Luis Alberto Cayo Salinas and Johnny Cayo Salinas Purchase Option Agreements – Cayo Options

During 2001 and 2002, Falconbridge exercised three option agreements with the shareholders of Santa Julia Uno de la Sierra Fortuna, and acquired certain mining exploitation concessions.The concessions are referred to as the Santa Julia concessions and have a combined area of 61 hectares. Payments of $133,333 are due to each of the three shareholders of Santa Julia Uno de la Sierra Fortuna within two years of commencement of mining on the Santa Julia concessions.

As described under the heading “General Development of the Business – El Morro Project”, Goldcorp (through its subsidiary) has agreed to fund 100% of Datawave’s share of the development and construction capital for the El Morro Project. Under the funding arrangement with Goldcorp, the Company will not need to fund any of the project capital before completion of development and construction.  A pledge exists over Datawave’s shares in the El Morro Project to secure obligations relating to the carried funding.  At December 31, 2010, the outstanding carried funding loan balance was $8.1 million including accrued interest ($3.7 million – 2009).  Based on its current financial position, the Company expects the carried funding loan will be repaid directly out of the Company’s share of cash flows from the El Morro Project.

Environmental Permitting Requirements and Status

The level of assessment required for a project can be either an Environmental Impact Assessment (“EIA”) or an Environmental Impact Declaration (“DIA”). A DIA is a document that establishes that a project will comply with current norms and environmental standards via a description of the project and its surrounding environment and is typically required for a less advanced project.

An EIA for the El Morro Project was approved in March 2011.  The granting of the EIA facilitates commencement of construction for the project and site specific licenses and permits will be obtained during the course of project implementation.

Water rights are a sensitive issue in arid regions of Chile.  The project operator intends to install a desalination facility to meet the requirements for potable and industrial water during construction and operation of the project.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Current access to the El Morro Project is through the town of Vallenar which is situated at kilometre 663 of the Pan-American Highway. From Vallenar, the road access, at the current time, follows 72 kilometres of paved road to the east to Chanchoquin and then continues another 73 kilometres to the east-northeast via the Totoral gravel/dirt road. The site is approximately 15 kilometres from the Argentine border. The nearest port facility is at Huasco, some 230 kilometres west of the mine site, and will be accessed via a new road to be constructed from the proposed mine through Algarrobal joining the Pan-American highway to Vallenar. The proposed mine and plant site has a median yearly temperature of 25º C. Precipitation is less than 200mm a year and occurs primarily as snow during the Andean winter months.

The El Morro Project site at an elevation of 4,000 to 4,200 metres above sea level is a high altitude Cordilleran desert environment, part of the Atacama Desert region, devoid of any significant plant life. The site has an extensive network of drill access roads and drill pads over the La Fortuna porphyry system. A portal access and associated support buildings surround an underground decline tunnel, driven into the deposit to obtain metallurgical and geologic samples because the surface geology is obscured by post-mineral gravel deposits.

Vallenar, like many towns in northern Chile, has a resident historic mining expertise amongst portions of the population. A 1988 hydrogeological study of the Algarrobal-Hacienda Castilla area has shown that the actual hydraulic capacity of the aquifer would not be able to sustain the existing water rights, even without the development of the El Morro deposit. Due to the shortage of water in the proposed mine area, it was concluded that a seawater desalination plant would offer the most reliable water supply over the lifetime of the mine operation.

As part of a development plan, it was proposed the construction of an entirely new access route to the project from the Pan American highway to avoid the potential issues with local agricultural interests located along both river valley systems (the Huasco and the Algarrobal) that drain from the project area. This approach also minimizes potential land ownership issues along the right-of-way because virtually the entire route of the roadway is on land owned by a single group. The new construction will require its own specific permits.

Electric power required for the project will be supplied by the Chilean central power grid from a new substation to be installed at Algarrobal located 50 kilometres north of the existing Maintencillo substation near Vallenar and 83 kilometres south of the Cardones substation near Copiapó. Two overhead transmission lines will distribute power from the Algarrobal substation to the El Morro mine site facilities.

The proposed development focused on the building of a concentrate filtration plant near the Pan American highway near the community of Las Cunas which is also on the proposed new access road to the El Morro site.

At the La Fortuna site, sufficient open ground is available for waste piles, stockpiles, tailings and potential leach pads for the operation envisioned. Key technical issues for developing the project will be local topography, ground support strength, geotechnical characteristics, existing drainage systems and snowfall in the winter.

History

In 1832, Juan Godoy discovered the Chanarcillo silver mines south of Copiapó, and the silver mining rush extended afterwards in the 1850s to Chimberos and Tres Puntas north of Copiapó in the same Coastal Range belt. To improve the transport of ores to overseas smelters the first railroad in the country was built in 1850 to join Copiapó and Caldera. During the second half of the 19th century, mining concentrated in the copper veins in the coastal area, especially in the Carrizal district.

In 1916, mining began at the Potrerillos porphyry copper deposit, which is now closed. The Potrerillos smelter has continued to operate by receiving concentrates mainly from the nearby El Salvador mine which is also in its final years of production. The Potrerillos smelter has a capacity to treat 680,000 tpy of concentrates.

In the 1980s exploration activities in the region concentrated in the epithermal gold-silver-copper deposits of the Maricunga district in the Altiplano northeast of Copiapó, leading to the commissioning of La Coipa, La Pepa and the operations of Minera Can Can. During the same period in the 1980s and 90s along the Atacama Fault Zone in the Coastal Cordillera, Candelaria and Manto Verde iron oxide-copper-gold mines were developed, and old deposits in the Tierra Amarilla district (Punta del Cobre, Carola, Ojos del Salado) were revamped, and contributed to the feed of ENAMI’s 315,000 tpy of concentrates smelter in Paipote near Copiapó. Additional epithermal gold deposits were developed in the 1990s in the Altiplano east of Copiapó including Refugio and Marte deposits.

Since the 1940s, mining in the Huasco province, where the El Morro Project is located, concentrated on iron ore mining along the southern extension of the Atacama Fault Zone near the coast with the surviving operations being Compania Minera del Pacifico (CMP) at Algarrobo and Los Colorados near Vallenar.

Geological Setting

The El Morro Project is located along the Eocene-Oligocene porphyry copper belt of northern Chile, host to some of Chile’s most prolific mining districts. Major mines along the belt include Collahuasi, Quebrada Blanca, Chuquicamata, La Escondida, El Salvador and Potrerillos. The El Morro Project is located along a southern extension of the belt and represents one of the newest porphyry copper occurrences under development in Chile today.

The El Morro Project is situated within a 15 kilometre wide by 30 kilometre long north - south trending structural graben consisting of Paleozoic to Permo - Triassic basement rocks. The western edge of the graben corresponds to the southern extension of the Domeyko fault system, the main controlling structural feature for the prolific Eocene – Oligocene copper porphyry belt of northern Chile. Within the graben, basement rocks are principally covered by Mesozoic and Cenozoic stratified sedimentary and volcanic rocks.  At El Morro, these units are intruded by a cluster of calc-alkalic granodioritic to dioritic porphyry stocks and dikes that have been emplaced at the intersection of two major NNE and WNW-trending regional fault systems.  Younger Tertiary age post-mineral volcanic rocks and gravels locally overlie all older rock types, and may conceal additional prospective porphyry centers.

Mineral Resources within the El Morro Project area have so far been defined in the La Fortuna and the namesake El Morro areas. La Fortuna is a classic copper-gold porphyry deposit. Mineralization occurs within and around a vertical cylinder-shaped igneous intrusive body (“porphyry stock”) of granodioritic to dioritic composition that has been emplaced at a major fault intersection within a sequence of older volcanic and sedimentary rocks. Copper-gold mineralization occurs within a well-developed system of cross-cutting veins (“stockwork”) containing pyrite, magnetite and variable amounts of copper-bearing sulphide minerals that include chalcopyrite, bornite, and chalcocite. Molybdenum content at La Fortuna is negligible. The deposit consists of an upper oxidized zone of barren to weak “leached” copper-gold mineralization, an intermediate zone secondarily enriched copper sulphides (“supergene blanket”) and associated gold mineralization, and a deep zone of primary “hypogene” copper-gold sulphides. Potentially economic portions of the La Fortuna Mineral Resource occur entirely within the secondary supergene and primary hypogene sulphide zones.

The El Morro deposit consists of disseminated and stockwork copper-gold sulphide mineralization hosted entirely within a sequence of volcanoclastic sedimentary rocks. Although a porphyry intrusive source to the mineralization is strongly suspected, drilling to date has so far not identified one. The deposit consists of an upper oxidized and barren leached cap, an intermediate supergene enrichment blanket of secondary chalcocite and pyrite, and a lower zone of primary pyrite-chalcopyrite mineralization.

Exploration

In 1997, Metallica acquired the BHP properties under an option agreement with BHP, claimed adjacent exploration ground to the west in the namesake El Morro area and in 1998 signed a purchase option agreement with Sociedad Legal Minera Tronquito and Sociedad Legal Minera Cantarito (Rene Martin-Osvaldo Frias), consolidating its control over a total area of 3,354 hectares. During the two year period from 1997 to 1998, Metallica conducted general reconnaissance, geochemical and geophysical studies to identify prospective areas for drilling.

In 1999, Metallica completed 3,213 metres of drilling in 18 holes divided among four areas within the El Morro Project holdings: El Morro (eight holes), La Fortuna (four holes), Cantarito (four holes) and El Negro (two holes). This work resulted in the discovery of porphyry-type copper-gold-molybdenum mineralization in the El Morro area where the best reverse circulation hole RDM-2 and its twin core hole DDHM-1intersected 170 metres of mineralization averaging 0.83% copper, 0.26 grams per tonne gold and 0.014% molybdenum. Several unsuccessful attempts were made to negotiate the acquisition of the small Santa Julia property which covered the area of the old mines. As a result of the successful 1999 drilling campaign, Metallica expanded its holdings on El Morro ground with additional exploration claims, its holdings eventually totaling 14,300 hectares. During this two year period from 1997 to 1999, Metallica drilled 3,213 metres of reverse circulation in 17 holes divided between the four areas of El Morro (seven holes), La Fortuna (four holes), Cantarito (four holes) and El Negro (two holes). Additionally one core hole was drilled at El Morro to a depth of 500 metres.

In September 1999, Noranda Chile Ltda. signed a joint venture agreement with Metallica that included the underlying agreements with BHP and the Sociedad Legal Minera Cantarito & Tronquito, and committed Noranda to fund the exploration effort on the property going forward. The Santa Julia property was subsequently purchased and integrated into the Joint Venture. Noranda’s exploration efforts concentrated on expanding the El Morro discovery with diamond drilling on 200 metre spacing. Although consistent mineralization was intersected, no porphyry intrusive source to the mineralization was identified and the attention turned to the La Fortuna area where reconnaissance drilling in 2000 confirmed the presence of a mineralized copper-gold bearing porphyry intrusive which has been the primary focus of exploration and development activities by Noranda and its successor companies Falconbridge Ltd. and Xstrata to date. During the period 2000 to 2006, 14 holes were drilled at El Morro: 146 holes (including 58,461metres in 141 diamond holes) at La Fortuna; 26 holes at El Negro, and two holes at Cerro Colorado. Additionally magnetic and electrical geophysical surveys were conducted over all the mineralized indications as well as geochemical soil sampling and chip sampling. In 2003, Noranda estimated inferred resources for the El Morro deposit at 45 Mt at 0.50 % copper and 0.18 grams per tonne gold corresponding to the enriched sulphide horizon beneath a 40-140 metre thick leached cap; with the mineralization exhibiting strong structural control. The drilling at El Morro intersected country rocks and dacitic dykes up to 30 metres wide possibly related to the mineralizing event.

Exploration in 2007 focused on infill drilling of 14 new drill holes to increase the knowledge and volume of measured resources within the first five years of the mine and also to improve the quality of the reserves within the pit design.

Mineralization

The La Fortuna deposit is a typical copper-gold porphyry system consisting of multiple phases of similar composition intrusives, concentrated within a near vertical ovate cylinder of alteration and mineralization. The porphyritic copper-bearing igneous rocks are intrusive into host volcanic and sedimentary rocks which have also been altered and mineralized with copper but to a much lesser degree, and the mineralization falls off dramatically with distance from the host intrusives.

Most porphyry systems, La Fortuna included, consist of variable intensities of quartz veinlet swarms, breccia zones and rarely large vein zones. PAH noted that no large veins wider than 20 centimetres were observed in the core examined; the bulk of mineralization was associated with intense vein stockworks of narrow veinlets.

Three “belts” of eastward younging Eocene-Oligocene intrusives occur in the El Morro District. The Western Group crops out along the western border of the El Morro District as very irregular medium-sized plutons that intrude Triassic and Cretaceous strata. Further to the east the Central Late Eocene Group encompasses a cluster of variably altered porphyritic stocks, dykes and sills associated with the altered/mineralized zones of El Negro, La Fortuna, Cantaritos and El Morro; those to the east of Quebrada Larga and Quebrada Piuquenes, near the center of the El Morro District, are partially covered by Miocene rocks (Cantaritos gravels). The Eastern Group includes a string of larger and essentially unaltered shallow level dacitic sub volcanic bodies which intrude Cretaceous and Eocene strata.

Drilling

Xstrata and predecessor companies completed 98,575 metres of drilling in 273 drill holes on the El Morro Project as of the end of December 2007. This total includes RC holes completed prior to 2005 which have contributed to the geologic interpretation incorporated into the current resource estimate; however, assay data from RC holes have not been used in the estimation of metal grades for the La Fortuna Mineral Resource. No new drilling has been conducted at El Morro since 2007.

Exploration drilling at El Morro has included programs conducted by BHP in 1993 and 1994, by the Company 1999, by Falconbridge from 2000 to 2005, by Falconbridge – Xstrata in 2006, and Xstrata in 2007. These programs are summarized in the table below.

El Morro Project – Summary of Exploration Drilling Programs
TARGET AREA
Company (year)	La Fortuna		El Morro		El Negro		Cantarito		Other Areas		TOTAL
	DDH Metres (no. holes)	RDH Metres (no. holes)	DDH Metres (no. holes)	RDH Metres (no. holes)	DDH Metres (no. holes)	RDH Metres (no. holes)	DDH Metres (no. holes)	RDH Metres (no. holes)	DDH Metres (no. holes)	RDH Metres (no. holes)	DDH Metres (no. holes)	RDH Metres (no. holes)
BHP (1993-1994)	400 (1)	3,167 (13)				100 (1)		1,376 (14)			400 (1)	4,643 (28)
Metallica (1999)		908 (4)	500 (1)	1,547 (7)		418 (2)		340 (4)			500 (1)	3,213 (17)
Falconbridge (2000)	1,160 (4)		2,949 (11)						199 (1)		4,308 (16)	0
Falconbridge (2000-2001)	9,385 (21)				4,972 (16)				904 (3)		15,261 (40)	0
Falconbridge (2002)	8,248 (16)	1,538 (5)		1,094 (3)	749 (3)	912 (3)		394 (1)		2,536 (10)	8,997 (19)	6,474 (22)
Falconbridge (2005)	9,932 (23)										9,932 (23)	0
Falconbridge (2006)	28,719 (74)										28,719 (74)	0
Xstrata (2006-2007)	15,913 (32)										15,913 (32)
TOTAL	73,757 (171)	5,613 (22)	3,449 (12)	2,641 (10)	5,721 (19)	1,430 (6)		2,110 (19)	1,103 (4)	2,536 (10)	84,030 (206)	14,330 (74)
Notes:	DDH – diamond drill core hole
RDH – reverse circulation drill hole

All drill logs and assay data sheets for all of the holes are stored in a secure location by the project operator, and drill hole locations, sample intervals and assays have been compiled into a digital computer database.

The area covered by the 55 by 55 metre grid covers the central sulphide dominated portion of the deposit and approximates the portion of the Mineral Resource that has been classified as a “Measured” Mineral Resource and extends through a volume of approximately 450 metres east-west by 650 metres north-south by 450 metres deep. Surrounding this area is a 200 metre ring of wider spaced drilling at a nominal 100 to 150 metre spacing with drill hole orientations similar to those in the smaller grid previously described above, and approximating the portion of the Mineral Resource that has been classified as an “Indicated” Mineral Resource.

The sulphide mineralization contained within the secondary enrichment zone (supergene blanket) and the underlying primary hypogene zone make up the bulk of the contained copper-gold resource and have been well delineated by drilling to a depth of approximately 600 metres. Deeper portions of the copper-gold resource, occurring entirely in primary hypogene mineralization, have been only partially delineated. Nine deep holes drilled in October and November of 2006 show copper and gold grades increasing at deeper levels without indications of any termination of grade at the bottom of the holes.

Down Hole Surveys

Down-hole deviation directional surveys were done on all diamond core holes using either a single shot Sperry Sun instrument (50m down-hole intervals), a digital gyroscope, or a “Maxibore” instrument (3m down-hole intervals). Single shot surveying was used for only a few of the early exploration holes, while all delineation holes drilled after 2000 were surveyed with either the gyroscope or Maxi-bore instruments. Down-hole surveys were done on some of the reverse circulation holes; however, assay data from these holes have not been used for the estimation of Mineral Resource grade.

The general cumulative down-hole deviation of drill holes at La Fortuna averages one degree per 100 metres in all core holes, representing a small amount of deviation. The risk of mislocated drill hole placements or position is considered low because:

•	The lack of vegetation in the project area permits nearly complete line-of-sight visibility to all points, lessening the possibility of surveying errors.
•	All inclined drill holes were surveyed at a maximum interval of 50 metres down-hole, with the majority of holes surveyed at much closer intervals.

Three sizes of standard core diameters have been used in all drilling at La Fortuna – PQ (83.1 millimetre diameter), HQ3 (63.5 millimetre diameter) and NQ3 (47.6 millimetre diameter) core sizes. Core was collected using standard wireline retrieval methods.

Sampling and Analysis

Sampling diamond drill core is conducted according to standard industry practices. Sampling technicians followed specific sampling protocols under supervision by Xstrata. Drill core was split and half preserved for reference in Xstrata offsite storage facilities. Only core samples and their assays have been used for the interpolation of metal grades in the current resource estimation.

Diamond drill core included three sizes PQ (83.1 millimetre), HQ (63.5 millimetre) and NQ (47.6 millimetre) core diameters. Except for two holes drilled prior to 2000, diamond drilling at the project has been directed by Noranda and subsequently Falconbridge and most recently by Xstrata, successor companies to each other. Drilling work has been performed by independent contractors that have included Connors in 2000 and 2001, Ausdrill in 2002, and Connors again in 2005, 2006, and 2007. Core was stored in wooden boxes and brought to the project core processing facility where it was photographed, logged for geologic and geotechnical information, and sampled for assay by taking half splits at regular two metre intervals.

All density and specific gravity studies to date have been conducted on drill core samples. Beginning in 2002, density samples were taken at regular four metre intervals for all diamond drill holes drilled at La Fortuna. Bulk density determinations show a good representation of major lithology, mineralization and alteration units relative to the total number of metres drilled within each unit. The data also show good spatial coverage throughout the La Fortuna Mineral Resource. The density data have been further validated by sending approximately five percent of the duplicate data to a second commercial laboratory. The results show a very good correlation between the two data sets. Tonnage factors for resource estimation were derived by calculating an average bulk density based on drill core density data for each lithology and mineral zone combinations and then applied as a global average to the block model lithology code.

Security of Samples

Drill core recovery measurements were collected for each hole as it was being drilled and has been done for all diamond drilling. Core recovery averaged better than 80% for 95% of the core intervals. The zones with low recovery are typically associated with the first 20 to 30 metres below the surface which corresponds with the leached-weathered portion of the deposit.

In 2002, Noranda implemented revised sampling and logging procedures for the El Morro Project. Subsequent Xstrata programs have continued the Noranda sampling and logging procedures. Internal reviews and independent audits have confirmed the high quality of the sampling and assaying QA/QC procedures employed during the Noranda-Falconbridge drill programs which constitute the bulk of the drilling used in the preparation of the current resource estimate.

Assay data from the diamond drill holes for the El Morro Project were controlled by sending 53 duplicate pulp samples to ALS Laboratories in Vancouver, B.C. Canada to verify the original assays done by Bondar Clegg laboratories in Coquimbo, Chile. An analysis of the data by Charles Beaudry of Noranda concluded that copper assays are unbiased whereas gold assays are 10 to 15 percent high relative to the check results. There were, however, only nine pulp duplicates with gold grades greater than 0.2 grams per tonne gold, and the absence of standards in the Beaudry study precludes any resolution as to which laboratory is the more accurate.

After a round-robin exercise comparing sample preparation and assays between five laboratories, ACME Analytical Laboratory S.A. was selected by Xstrata for the 2005 definition drilling program. ACME installed a sample preparation facility at the project site and pulps were shipped to their analytical facilities in Santiago for digestion and assay. ALS Chemex acted as the control laboratory during that program. Prior to the 2006 Xstrata definition drill program, a second round robin exercise was completed comparing sample preparation, assay preparation and the results between the laboratories. Results of the program were reviewed and revisions made to procedures for drill samples for the 2006 drill program. Smee and Associates Consulting Ltd., Vancouver, B.C. was responsible for reviewing, revising and approving procedural changes for the 2006 drill program. Actlabs in La Serena, Chile was awarded the contract as the primary laboratory for assaying drill samples from the 2006 and 2007 drill program. ALS Chemex continued as the referee laboratory for 2006 and 2007.

Assay accuracy and precision of routine analyses were assessed continuously throughout the various data acquisition programs of the project (after Noranda) using a program of check assays and analysis of in-house reference standards materials. The correlation shown by check-assay pairs is generally very good, indicating good analytical precision for total copper. Round-robin assay results used to characterize the standards indicate generally good performance by the primary laboratory.

According to the results of these QA/QC programs the sample preparation and assaying have acceptable errors of precision and no apparent bias can be observed. Precision at the 95 percent Confidence Interval varies between 0.12 percent and 6.69 percent for the suite of five standards that includes both copper and gold. The QA/QC program outlines have been checked and validated by internal and external reviews, and both cases have confirmed the observations previously stated above. PAH believes that the assays from the drilling program and the associated QA/QC procedures meet the standards required for reserve and resource calculations for a feasibility level study.

Mineral Resource and Mineral Reserve Estimates

The updated El Morro Project Mineral Resources and Reserve statements as of December 31, 2010 are summarized in the “Measured and Indicated Mineral Resource Statement (Inclusive of Reserves) as of December 31, 2010”, “Inferred Mineral Resource Statement as of December 31, 2010”  and “Mineral Reserve Statement – as of December 31, 2010” tables respectively.  See “Description of Business – Summary of Mineral Reserve and Mineral Resource Estimates”.

The El Morro Project is envisioned as an open pit mine supplying material for crushing and processing in a copper flotation mill producing a copper-gold concentrate.  Production is planned for 90,000 tonnes ore per day.

The El Morro Report was based on a Mineral Resource model and report developed for the 2007 feasibility study by Xstrata and independently audited by AMEC.  Mineral Reserves pit optimization and mine planning considered:

•	Pit Optimization

•	Mine Planning

•	Waste Facility Design

•	Equipment Fleet Specification

•	Operating and Capital Cost Calculations

The economic parameters applied to calculate block values for pit optimization work based on a break-even profit cutoff using $1.25 per pound copper and $500 per troy ounce gold which equates to a cut-off grade of approximately 0.30 percent copper-equivalent.

Mining Operations

Operations at the El Morro Project are expected to produce an annual average of 556,000 dry tonnes per year of copper concentrate, containing 361 million pounds of copper, and 331,000 ounces of gold. Annual average production of by-product silver is expected to be 532,000 ounces.

Total closure costs are estimated in the $40 to $50 million range prior to taking the salvage value of the assets into account. Net closure costs are estimated to be around $26.3 million. Chile does not require reclamation and closure bonding. Based upon follow up monitoring and testing results (i.e., geochemistry, and pit water hydrology and quality), these activities and estimates may need to be adjusted to account for actual site conditions at closure.

The project economic model, as defined in the current El Morro Report, which is based on the capital cost and operating parameters recreated and reviewed by PAH, shows a positive after tax internal rate of return of 14.7% and a Net Present Value of $1.09 billion when discounted at a rate of 8% and using long-term prices of $2.80 per pound for copper and $625 per ounce for gold. Project payback occurs at 4.7 years.

The principal corporate taxes levied in Chile are:

•	a general income tax levied on both legal entities and individuals; and
•	a value-added tax (VAT) levied up to the consumer level.

For the economic model, no VAT was applied as it is assumed that as an exporter the mine owners would be exempt.

Exploration and Development

In November 2008, the project entered into the permitting stages with delivery of the projects Environmental Impact Statement to the Chilean Authorities.  An EIA for the El Morro Project was approved in March 2011.  The granting of the EIA facilitates commencement of construction for the project and site specific license and permits will be obtained during the course of project implementation.

RISK FACTORS

The operations of the Company are speculative due to the high-risk nature of its business, which is the acquisition, financing, exploration, development and operation of mining properties. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in the forward-looking information relating to the Company.

In addition to the other information presented in this Annual Information Form, the following risk factors should be given special consideration when evaluating trends, risks and uncertainties relating to the Company’s business.  Any of the following risks could have a material adverse effect upon the Company, its business and future prospects.  In addition, other risks and uncertainties not presently known by management of the Company could impair the Company, its business and prospects in the future.

Commodity Price Risk

The Company’s earnings and cash flows are subject to price risk due to fluctuations in the market price of gold, silver and copper.  World gold prices have historically fluctuated widely.  World gold prices are affected by numerous factors beyond the Company’s control, including:

•	the strength of the U.S. economy and the economies of other industrialized and developing nations;
•	global or regional political or economic crises;
•	the relative strength of the U.S. dollar and other currencies;
•	expectations with respect to the rate of inflation;
•	interest rates;
•	purchases and sales of gold by central banks and other holders;
•	demand for jewelry containing gold; and
•	investment activity, including speculation, in gold as a commodity.

As part of the Western Goldfields Business Combination, the Company acquired gold contracts which mitigate the effects of price changes.  On May 27, 2009 the Company assumed liability for gold forward sales contracts for 429,000 ounces of gold at a price of $801 per ounce.  As at December 31, 2010, the remaining gold contracts represent a commitment of 5,500 ounces per month for 48 months with the last commitment deliverable in December 2014 for a total of 264,000 ounces.

The Company is also subject to price risk for fluctuations in the cost of energy, principally electricity and purchased petroleum products.  The Company’s production costs are also affected by the prices of commodities it consumes or uses in its operations, such as lime, reagents and explosives.  The prices of such commodities are influenced by supply and demand trends affecting the mining industry in general and other factors outside the Company’s control.

There is no assurance that any commodity-hedging program designed to reduce the risk associated with fluctuations in metal prices will be successful.  Hedging may not protect adequately against declines in the price of the hedged metal.  Although hedging may protect New Gold from a decline in the price of the metal being hedged, it may also prevent New Gold from benefiting fully from price increases.

Litigation

New Gold is party to legal proceedings, which, if decided adversely to New Gold, may have a material adverse effect on the financial or business position or prospects of New Gold.  Shareholders are urged to read the description of the pending legal proceedings set out under the heading “Legal Proceedings and Regulatory Actions”.

Foreign Operations

The Company’s operations are currently conducted in the United States, Australia, Mexico, Canada and Chile and, as such, the Company’s operations are exposed to various levels of political, economic and other risks and uncertainties.  These risks and uncertainties vary for each country and include, but are not limited to:  extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; corruption; unstable legal system; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, social unrest, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of or purchase supplies from a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitude in these countries could adversely affect the Company’s operations or profitability.  Operations may be affected in varying degrees by:

•
government regulations including, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety; and

•	the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.

Government Regulations

The mining, processing, development and exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters.  No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company’s financial position and results of operations.

Permitting

The Company’s operations in the United States, Mexico, Australia, Canada and Chile are subject to receiving and maintaining permits from appropriate governmental authorities.  Although the Company’s mining operations currently have all required permits for their operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations, additional permits for any possible future changes to operations, or additional permits associated with new legislation. Prior to any development on any of its properties, the Company must receive permits from appropriate governmental authorities. There can be no assurance that the Company will continue to hold all permits necessary to develop or continue operating at any particular property.

The Company is also involved with ongoing challenges relating to its environmental impact statement for the Cerro San Pedro Mine. There is a lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law.  See “Legal Proceedings and Regulatory Actions”.

Exploration, Development and Operating Risk

Although the Company’s activities are primarily directed towards mining operations and the development of mineral deposits, its activities also include the exploration for and development of mineral deposits.

Mining operations generally involve a high degree of risk. The Company’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, silver and copper  including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although appropriate precautions to mitigate risk are taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish Mineral Reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company or any of its joint venture partners will result in a profitable commercial mining operation.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure.  Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs.  Unusual or infrequent weather phenomena, sabotage, or government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations.

Whether a mineral deposit will be commercially viable depends on a number of factors, including but not limited to: the particular attributes of the deposit, such as size, grade, metallurgy and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company being unable to receive an adequate return on invested capital.

New Afton Development Risk

The New Afton Project is currently at the construction stage of its development. Construction and development of the project is subject to numerous risks, including, but not limited to, delays in obtaining equipment, material and services essential to completing construction of the project in a timely manner; changes in environmental or other government regulations; currency exchange rates; financing risks; labour shortages; and fluctuation in metal prices. There can be no assurance that the construction will continue in accordance with current expectations or at all.

Exploration, Development and Resource and Reserve Estimates

The exploration and development of natural resources involve a high degree of risk and few properties which are explored are ultimately developed into producing properties. Although the Mineral Resource and Reserve figures set out herein have been carefully prepared and reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that an identified Mineral Resource will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material.  Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.

Short-term factors, such as the need for orderly development of deposits or the processing of new or different grades, may have an adverse effect on mining operations and on the results of operations.  There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations.  Material changes in reserves or resources, grades, dilution estimates or recovery rates may affect the economic viability of a project.

The estimated reserves and resources described in this Annual Information Form should not be interpreted as assurances of mine life or of the profitability of future operations.  The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish Mineral Resources through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that resources will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

The figures for Mineral Reserves and Mineral Resources contained in this Annual Information Form are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves could be mined or processed profitably.  There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond the Company’s control.  Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation.  Short-term operating factors relating to the Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period.  In addition, there can be no assurance that gold, silver or copper recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Fluctuation in gold and copper prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate.  The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated.  Any material reductions in estimates of Mineral Reserves and Mineral Resources, or of the Company’s ability to extract these Mineral Reserves, could have a material adverse effect on the Company’s results of operations and financial condition.

Uncertainty Relating to Inferred Mineral Resources

Inferred Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.  Due to the uncertainty which may attach to Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to proven and probable Mineral Reserves as a result of continued exploration.

Need for Additional Mineral Reserves and Mineral Resources

New Gold must continually explore to replace and expand its Mineral Reserves and Mineral Resources.  The life-of-mine estimates included in this Annual Information Form for each of New Gold’s operating mines are based on New Gold’s best estimate given the information available to the Company.  These estimates may not be correct.  New Gold’s ability to maintain or increase its annual production of gold, silver and copper depends in significant part on its ability to find new Mineral Reserves and Mineral Resources and bring new mines into production, and to expand Mineral Reserves and Mineral Resources at existing mines.

Acquisition Strategy

As part of New Gold’s business strategy, it has sought and will continue to seek new operating and development opportunities in the mining industry. In pursuit of such opportunities, New Gold may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into New Gold.  The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit New Gold’s business.

Currency Fluctuations

The Company operates in the United States, Mexico, Australia, Canada and Chile. As a result, the Company has foreign currency exposure with respect to items not denominated in U.S. dollars. The three main types of foreign exchange risk for the Company can be categorized as follows:

•
Transaction exposure:  the Company’s operations sell commodities and incur costs in different currencies. This creates exposure at the operational level, which may affect the Company’s profitability as exchange rates fluctuate;

•
Exposure to currency risk:  the Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the U.S. dollar: cash and cash equivalents, investments, accounts receivable, reclamation deposits, accounts payable and accruals, reclamation and closure cost obligations and long-term debt; and

•
Translation exposure: the Company’s functional and reporting currency is U.S dollars, other than New Afton, whose functional currency will be Canadian dollars. The parent entity and the Company’s operations translate their financial statements from their host currencies to U.S. dollars, with translation foreign exchange gains and losses included in the determination of profit or loss.  Therefore, exchange rate movements in the Australian dollar, Mexican peso, Chilean peso and the Canadian dollar can have a significant impact on the Company’s consolidated operating results. The Company will translate New Afton’s Canadian dollar balances to U.S. dollars through the cumulative translation account in equity; therefore, only foreign currency transaction gains and losses for this entity will be reflected in the consolidated operating results.

Environmental Risks and Hazards

The Company is and will be subject to environmental regulation in the United States, Mexico and Australia where it operates, as well as in Canada and Chile where it has development properties.  In addition, the Company will be subject to environmental regulation in any other jurisdictions in which the Company may operate or have development properties. These regulations mandate, among other things, the maintenance of air and water quality standards, land use standards and land reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid, liquid and hazardous waste.

Environmental legislation is evolving in a manner which will require, in certain jurisdictions, stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. No certainty exists that future changes in environmental regulation, if any, will not adversely affect the Company’s operations or development properties. Environmental hazards may exist on the Company’s properties which are unknown to management at present and which have been caused by previous owners or operators of the properties.

Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations. To the extent that such approvals are required and not obtained, the Company may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

Failure by the Company to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its mining operations or its exploration or development of mineral properties and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Production at certain of the Company’s mines involves the use of sodium cyanide which is a toxic material. Should sodium cyanide leak or otherwise be discharged from the containment system then the Company may become subject to liability for cleanup work that may not be insured. While appropriate steps will be taken to prevent discharges of pollutants into the ground water and the environment, the Company may become subject to liability for hazards that it may not be insured against.

Retention of Key Personnel

The Company’s business is dependent on retaining the services of a small number of key personnel of the appropriate calibre as the business develops.  The success of the Company is, and will continue to be to a significant extent, dependent on the expertise and experience of the directors and senior management and the loss of one or more could have a materially adverse effect on the Company.

Labour and Employment Matters

While New Gold has good relations with both its unionized and non-unionized employees, production at New Gold’s mining operations is dependent upon the efforts of the Company’s employees.  In addition, relations between New Gold and its employees may be impacted by changes in the scheme of labour relations which may be introduced by the relevant governmental authorities in whose jurisdictions the Company carries on business.  Adverse changes in such legislation or in the relationship between New Gold and its employees may have a material adverse effect on New Gold’s business, results of operations and financial condition.

Current Global Financial Condition

Current global financial conditions have been subject to increased volatility.  Government debt and the risk of sovereign defaults in many countries have been causing significant uncertainties in the markets.  High levels of volatility and market turmoil could adversely impact planned growth and the trading price of the Company’s securities.

Financing Risks

The Company’s mining, processing, development and exploration activities may require additional external financing. Failure to obtain sufficient financing could result in the delay or indefinite postponement of exploration, development or production on any or all of our projects. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable.

Credit Risk

Credit risk is the risk of an unexpected loss if a party to its financial instrument fails to meet its contractual obligations.  The Company’s financial assets are primarily composed of cash and cash equivalents, investments and accounts receivable.  Credit risk is primarily associated with trade receivables and investments; however it also arises on cash and cash equivalents.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  As at December 31, 2010, the Company had working capital of $484.8 million and considers that, together with cash flows from operations, this will be sufficient to support the Company’s normal operating requirements through its current reporting period. However, taking into consideration the Company’s current cash position, volatile equity markets, global uncertainty in the capital markets and increasing cost pressures, the Company is continuing to review expenditures in order to ensure adequate liquidity and flexibility to support its growth strategy while maintaining production levels at its current operations.

The Company believes that external financing (which may include bank borrowings and future debt and equity offerings) will not be required to complete its major development projects.  In addition, the Company believes that it will not need external financing to repay its long–term debt due in 2014 and 2017.  A period of continuous low copper and gold prices may necessitate the deferral of capital expenditures which may impact production from mining operations, which could have a material adverse effect on the Company.  These statements are based on the current financial position of the Company and are subject to change if any acquisitions or external growth opportunities are realized.

Interest Rate Risk

Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is exposed to interest rate risk on its short-term investments and variable interest rate charges on any funds that it may draw under the Facility.

Insurance and Uninsured Risks

New Gold’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, hurricanes and earthquakes.  Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to New Gold’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although New Gold maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations.  New Gold may also be unable to maintain insurance to cover these risks at economically feasible premiums.  Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability.  Moreover, insurance against risks such as loss of title to mineral property, environmental pollution, or other hazards as a result of exploration and production is not generally available to New Gold or to other companies in the mining industry on acceptable terms.  New Gold might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons.  Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure.  Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs.  Unusual or infrequent weather phenomena, sabotage, community, government or other interference in the maintenance or provision of such infrastructure could adversely affect New Gold’s operations, financial condition and results of operations.

Climate Change Risks

Governments are moving to enact climate change legislation and treaties at the international, national, state, provincial and local levels. Where legislation already exists, regulations relating to emission levels and energy efficiency are becoming more stringent. Some of the costs associated with meeting more stringent regulations can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, meeting more stringent regulations is anticipated to result in increased costs.

Sea level rise: The Company’s operations are not directly threatened by current predictions of sea level rise. All of the Company’s operations are located inland at elevations from 100 metres to 4,000 metres above sea level. However, changes in sea levels could affect ocean transportation and shipping facilities, which are used to transport supplies, equipment and personnel to the Company’s operations and products from those operations to world markets.

Extreme weather events: Extreme weather events (such as increased frequency or intensity of hurricanes, increased snow pack, prolonged drought) have the potential to disrupt operations at the Company’s mines. Where appropriate, the Company’s facilities have developed emergency plans for managing extreme weather conditions; however, extended disruptions to supply lines could result in production interruptions.

Resource shortages: The Company’s facilities depend on regular supplies of consumables (diesel, tires, etc.) and reagents to operate efficiently. In the event that the effects of climate change cause prolonged disruption to the delivery of essential commodities, the Company’s production efficiency is likely to be reduced.

New Gold will continue to assess energy efficiency opportunities across all of its operations with the goal of reducing both costs and greenhouse gas emissions. The Company will also continue to address the potential physical risks of climate change by including extreme weather conditions in emergency response plans as required.

Title to Some of the Company’s Mineral Properties may be Challenged or Defective

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to mineral concessions may be disputed.  Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of such properties will not be challenged or impaired.  Third parties may have valid claims underlying portions of our interest, including prior unregistered liens, agreements, transfers or claims, including aboriginal land claims, and title may be affected by, among other things, undetected defects.  As a result, we may be constrained in our ability to operate our properties or unable to enforce our rights with respect to our properties.  An impairment to or defect in our title to our properties could have a material adverse effect on our business, financial condition or results of operations.

Competition

The mining industry is competitive in all of its phases.  New Gold faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious and base metals.  Many of these companies have greater financial resources, operational experience and technical capabilities than New Gold.  As a result of this competition, New Gold may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all.  Consequently, New Gold’s revenues, operations and financial condition could be materially adversely affected.

Market Price of the Company’s Securities

The common shares of the Company are listed on the TSX and the NYSE-AMEX and the Company’s warrants, the notes and the debentures are listed on the TSX.  Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved.  These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries.  The price of the common shares, warrants, notes and debentures are also likely to be significantly affected by short-term changes in gold, silver or copper prices or in its financial condition or results of operations as reflected in the Company’s quarterly earnings reports.

As a result of any of these factors, the market price of the common shares, warrants, notes and debentures at any given point in time may not accurately reflect New Gold’s long-term value.  Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities.  New Gold may in the future be the target of similar litigation.  Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Future Sales of Common Shares by Existing Shareholders

Sales of a large number of common shares in the public markets, or the potential for such sales, could decrease the trading price of the common shares and could impair New Gold’s ability to raise capital through future sales of common shares.  New Gold has previously completed private placements at prices per share which are lower than the current market price of the common shares.  Accordingly, a significant number of shareholders of New Gold have an investment profit in the common shares that they may seek to liquidate.  Substantially all of the common shares can be resold without material restriction either in the United States, in Canada or both.

NOTES AND DEBENTURES

Notes

In June and July 2007, the Company issued an aggregate of 237,000 Series D units (“Units”) for an aggregate principal amount of C$237 million.  Each Unit consisted of a C$1,000 principal amount note (“Note”) and 100 common share purchase warrants (“Warrants”). Each Warrant is exercisable to purchase one common share of the Company at a price of C$15 per share until June 28, 2017.  The Notes and Warrants are listed for trading on the Toronto Stock Exchange (“TSX”).

The Notes and the Warrants were issued under a note indenture ( “Note Indenture”) and a warrant indenture (“Warrant Indenture”), respectively, dated as of June 28, 2007 between the Company and Computershare Trust Company of Canada ( “Trustee”). On April 17, 2008, the Company and the Trustee entered into an amended and restated note indenture (“Amended Note Indenture”).  The Amended Note Indenture converts the Notes from subordinated unsecured notes to senior secured notes.  The Notes are secured by a charge (“New Afton Security Interest”) on the assets (“New Afton Project Assets”) comprising and relating to the New Afton Project.  Subject to Permitted Encumbrances (as defined in the Amended Note Indenture), the New Afton Security Interest constitutes a first ranking charge on the New Afton Project Assets.  As well, under a supplemental warrant indenture to the original Warrant Indenture, holders of the Notes were granted an additional 4,150,000 warrants (the “Consent Fee Warrants) on completion of the Peak/Metallica Business Combination on the same terms as the original Warrants.

The Notes mature and become due and payable on June 28, 2017 and bear interest at the rate of 10% per annum. Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 in each year. The Company has the right to redeem the Notes in whole or in part at any time and from time to time to June 27, 2017 at a price ranging from 120% to 100% of the principal amount of the Notes to be redeemed.

The Amended Note Indenture provides that in the event of a change of control of the Company or in the ownership of the New Afton Project, the Company may or must offer, depending on the circumstances, to redeem the Notes at prices ranging from 120% to 100% of the principal amount of the Notes to be redeemed.  In addition, if 50% of the New Afton Cash Flow (the "New Afton Excess Cash Flow") for any fiscal year exceeds $10 million the Company must make an offer to redeem the Notes in an aggregate principal amount equal to the New Afton Excess Cash Flow on  a pro rata basis.

The Notes are direct, secured senior debt obligations of the Company in respect of the New Afton Project.

In January 2009, the Company acquired C$50 million face value of its Notes for C$30 million from noteholders.  This resulted in reductions of principal of C$50 million and interest of approximately C$5 million per year.

The Amended Note Indenture requires the Company to comply with certain reporting and other covenants.

Subordinated Convertible Debentures

In June 2007, the Company issued 55,000 5% subordinated convertible debentures (the “Debentures”) for an aggregate principal amount of C$55 million. The Debentures were issued pursuant to a debenture indenture dated June 28, 2007 between the Company and the Trustee (the “Debenture Indenture”). The Debentures are listed for trading on the TSX.

Each Debenture has a principal amount of C$1,000 bears interest at a rate of 5% per annum and is convertible by the holders into common shares of the Company at any time up to June 28, 2014 at a conversion price of C$9.35 per share. Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 in each year.

The Debentures do not allow forced conversion by the Company before January 1, 2012, but after that date the Company may redeem the Debentures if the market price of the Company’s shares is at least 125% of the conversion price (C$11.69). The Note Indenture provides that the Company will not prepay the Debentures in cash.

The Debenture Indenture provides that in the event of a change of control of the Company, as defined therein, where 10% or more of the aggregate purchase consideration is cash, the Company must offer to either (i) redeem the outstanding Debentures at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest up to but excluding the date of redemption, or (ii) convert the outstanding Debentures into shares at a conversion price ranging from C$7.48 to C$9.35, based on a time formula specified in the Debenture Indenture.

The Debentures are direct debt obligations of the Company, are not secured by any mortgage, pledge or charge and will be subordinate to any secured indebtedness of the Company and the Notes. The Debenture Indenture does not restrict the Company from incurring further indebtedness or from mortgaging, pledging or charging its property or assets to secure any indebtedness of the Company.

The Debenture Indenture requires the Company to comply with certain reporting and other covenants.

DIVIDENDS

To date, New Gold has not paid dividends on its shares.  The Company currently intends to retain future earnings, if any, for use in its business and does not, at this time, anticipate paying dividends on its shares.  Any determination to pay any future dividends will remain at the discretion of the Company’s board of directors and will be made taking into account its financial condition and other factors deemed relevant by the board.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The Company is authorized to issue an unlimited number of common shares without par value, of which 400,800,027 common shares were issued and outstanding at March 29, 2011.  Holders of common shares are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per common share at all such meetings.  Holders of common shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the common shares entitled to vote in any election of directors may elect all directors standing for election.

Holders of common shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Company’s board of directors at its discretion from funds legally available therefore and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro-rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of common shares with respect to dividends or liquidation.  The common shares do not carry any pre-emptive, subscription, redemption or conversion rights.

TRADING PRICE AND VOLUME

Common Shares

The common shares of the Company are listed and posted for trading on the TSX and the NYSE Amex in each case under the symbol “NGD”. The following table contains information relating to the trading of the common shares in Canadian dollars on the TSX for the months indicated.

2010	High (C$)	Low (C$)	Volume
January	5.19	3.85	73,504,972
February	5.14	4.21	63,646,288
March	4.98	4.22	42,373,385
April	6.02	4.41	78,638,254
May	6.67	5.40	85,134,374
June	6.97	6.39	61,791,528
July	6.56	4.92	72,557,810
August	6.92	5.11	37,607,644
September	6.97	5.79	62,354,950
October	7.60	6.65	34,628,280
November	9.75	7.62	46,069,060
December	10.30	8.94	31,197,019

The price of the common shares as quoted by the TSX at the close of business on December 31, 2010 was C$9.68 and on March 29, 2011 was C$11.05.

Series A Warrants

The Company’s Series A Warrants are listed and posted for trading on the TSX under the symbol “NGD.WT.A”.  Holders are entitled to purchase one common share for C$15.00 for each warrant held.  These warrants expire June 28, 2017.  The following table contains information relating to the trading of the Company’s Series A Warrants in Canadian dollars on the TSX for the months indicated.

2010	High (C$)	Low (C$)	Volume
January	0.73	0.49	2,640,927
February	0.92	0.60	1,417,230
March	0.92	0.71	726,262
April	0.97	0.82	730,205
May	1.25	0.85	1,835,714
June	1.49	1.17	1,575,377
July	1.40	0.90	1,371,658
August	1.55	1.10	748,517
September	1.90	1.45	1,728,308
October	2.38	1.58	716,880
November	3.05	2.17	1,285,861
December	3.15	2.60	783,079

The price of the Series A Warrants as quoted by the TSX at the close of business on December 31, 2010 was C$2.84 and on March 29, 2011 was C$3.40.

Series B Warrants

The Company’s Series B Warrants are listed and posted for trading on the TSX under the symbol “NGD.WT.B”. Holders are entitled to purchase one common share for C$15.00 for each 10 warrants held.  These warrants expire April 3, 2012.  The following table contains information relating to the trading of the Company’s Series B Warrants in Canadian dollars on the TSX for the months indicated.

2010	High (C$)	Low (C$)	Volume
January	0.050	0.030	11,890,827
February	0.040	0.035	4,226,373
March	0.040	0.030	9,079,433
April	0.040	0.030	5,080,350
May	0.040	0.030	8,160,740
June	0.040	0.030	13,464,461
July	0.035	0.030	3,384,460
August	0.045	0.030	3,172,200
September	0.055	0.035	12,545,517
October	0.050	0.040	9,140,800
November	0.090	0.045	19,070,157
December	0.100	0.075	23,260,423

The price of the Series B Warrants as quoted by the TSX at the close of business December 31, 2010 was C$0.090 and on March 29, 2011 was C$0.065.

Series C Warrants

The Company’s Series C Warrants are listed and posted for trading on the TSX under the symbol “NGD.WT.C”.  Holders are entitled to purchase one common share for C$9.00 for each 10 warrants held.  These warrants expire November 28, 2012.  The following table contains information relating to the trading of the Company’s Series C Warrants in Canadian dollars on the TSX for the months indicated.

2010	High (C$)	Low (C$)	Volume
January	0.240	0.140	1,631,500
February	0.180	0.130	333,400
March	0.165	0.100	3,574,177
April	0.205	0.110	1,410,803
May	0.230	0.150	1,267,500
June	0.245	0.150	7,832,666
July	0.230	0.135	9,639,000
August	0.250	0.185	2,312,827
September	0.255	0.200	2,296,900
October	0.255	0.205	8,668,096
November	0.330	0.240	3,931,785
December	0.380	0.310	1,643,750

The price of the Series C Warrants as quoted by the TSX at the close of business on December 31, 2010 was C$0.360 and on March 29, 2011 was C$0.40.

Notes

The Notes are listed and posted for trading on the TSX under the symbol “NGD.NT”. The following table sets forth information relating to the trading of the Notes in Canadian dollars on the TSX for the months indicated.

2010	High ($)	Low ($)	Volume
January	108.00	102.00	119,010
February	106.50	105.00	15,410
March	109.75	106.80	43,300
April	108.50	107.00	20,200
May	107.25	103.50	185,210
June	107.00	104.50	722,220
July	107.50	105.00	1,670
August	108.00	106.00	40,740
September	107.95	106.00	44,340
October	108.70	107.00	57,730
November	108.50	107.21	37,740
December	108.25	107.50	17,180

The price of the Notes as quoted by the TSX at the close of business on December 31, 2010 was C$107.99 and on March 29, 2011 was C$106.50.

Debentures

The Debentures are listed and posted for trading on the TSX under the symbol “NGD.DB”. The following table sets forth information relating to the trading of the Debentures in Canadian dollars on the TSX for the months indicated.

2010	High ($)	Low ($)	Volume
January	102.00	99.50	4,453
February	101.00	99.50	4,770
March	101.00	100.00	3,600
April	102.00	100.50	4,280
May	105.00	102.00	4,020
June	110.50	102.75	34,710
July	110.00	100.00	950
August	107.00	106.00	2,650
September	106.00	105.00	4,910
October	107.51	105.25	151,850
November	119.00	109.45	3,340
December	-	n/a	n/a

The price of the Debentures as quoted by the TSX at the close of business on November 30, 2010, the last trading day prior to year end was C$119.00 and on March 29, 2011 was C$130.

DIRECTORS AND OFFICERS

The names, positions or offices held with the Company, province/state and country of residence, and principal occupation of the directors and executive officers of the Company as at March 29, 2011 are set out below.  In addition, the principal occupations of each of the Company’s directors and executive officers within the past five years are disclosed in their brief biographies.

As of March 29, 2011, directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 13,951,515 common shares of the Company, representing approximately 3.48% of its issued and outstanding shares.

The term of the directors of the Company expires at the annual general meeting of shareholders where they can be nominated for re-election.  The officers hold their office at the discretion of the board but typically on an annual basis, after the annual general meeting, the directors pass resolutions to appoint officers and committees.

JAMES ESTEY Ontario, Canada Director since: July 8, 2008 Independent

James Estey is the retired Chairman of UBS Securities Canada Inc. and has more than 30 years of experience in the financial markets. Mr. Estey joined Alfred Bunting and Company as an institutional equity salesperson in 1980 after working at A.E. Ames & Co. for seven years. In 1994, Mr. Estey became the head of the Canadian Equities business, and in 2002 he was appointed President and Chief Executive Officer of UBS Securities Canada. In January 2008, Mr. Estey assumed the role of Chairman.  He serves on the boards of CNSX, Range Royalty Management Ltd. and Endurance Energy Ltd. He also serves on the boards of The Estey Centre for Law and Economics in International Trade and St. Clements School, and is on the Advisory Board of the Edwards School of Business.  Mr. Estey’s principal occupation is a Corporate Director.

ROBERT GALLAGHER British Columbia, Canada Director since: June 30, 2008 Non-Independent

Robert Gallagher’s principal occupation is the President and Chief Executive Officer of New Gold.  Mr. Gallagher has worked in the mining industry for over 32 years and spent 15 years with Placer Dome Inc. and seven years with Newmont Mining Corporation, most recently as Vice President, Operations, Asia Pacific.  Before the business combination of Peak Gold, Metallica and New Gold, Mr. Gallagher was the President and Chief Executive Officer of Peak Gold from February 2008.  Mr. Gallagher holds a Bachelor of Applied Science in Mineral Processing.

VAHAN KOLOLIAN Ontario, Canada Director since: June 1, 2009 Independent

Vahan Kololian is the founder and Managing Partner of TerraNova Partners LP, which invests in the industrial, services and resource sectors. Since 2002, Mr. Kololian has been Chairman of KK Precision Inc., a private engineering and manufacturing company. Mr. Kololian started his career in investment banking in 1980 with Burns Fry Limited (now BMO Nesbitt Burns). Since 1990, he has held leadership positions in private equity partnerships. Mr. Kololian also serves on the board of Manicouagan Minerals Inc., a public mineral exploration company.  Mr. Kololian holds BA and LL.B. degrees.  Mr. Kololian is also co-founder and Chairman of the Mosaic Institute, whose purpose is to bring together Canadians of differing ethnicities whose homelands are in conflict, with the objective of developing new foreign policy ideas directed towards the region in conflict. Mr. Kololian’s principal occupation is the Managing Partner of TerraNova Partners LP.

MARTYN KONIG Surrey, United Kingdom Director since: June 1, 2009 Independent

Martyn Konig has 29 years’ experience in investment banking and the commodity markets. He is Executive Chairman and President of AIM and TSX listed European Goldfields Limited (EGU:CN) and was Chief Executive Officer of the Blackfish Capital Group from 2005 until August 2009. He has extensive experience in the natural resource sector, which includes senior management responsibility in resource finance and commodity trading operations at various international investment banks. Mr. Konig was a main Board Director of NM Rothschild and Sons Ltd. for 15 years and held senior positions at Goldman Sachs and UBS. Mr. Konig is a Barrister and Fellow of the Chartered Institute of Bankers.  Mr. Konig’s principal occupation is the Executive Chairman and President of European Goldfields Limited.

PIERRE LASSONDE Ontario, Canada Director since: June 30, 2008 Independent

Pierre Lassonde is the Chairman of Franco-Nevada Corporation. He formerly served as President of Newmont Mining Corporation from 2002 to 2006 and resigned as a director and Vice Chairman of Newmont effective as of November 30, 2007. Previously Mr. Lassonde served as a director and President (1982 to 2002) and Co-Chief Executive Officer (1999 to 2002) of Franco-Nevada Corporation.  Mr. Lassonde’s principal occupation is the Chairman of Franco-Nevada Corporation.

CRAIG NELSEN Colorado, United States Director since: June 30, 2008 Independent

Craig Nelsen was previously the Chairman of Metallica Resources Inc. He has been the President and Chief Executive Officer of Avanti Mining Corporation since 2007. He previously served as Chief Executive Officer of that company from 1994 to 1999. Mr. Nelsen also served as the Executive Vice President, Exploration, for Gold Fields Limited from 1999 to 2007.  Mr. Nelsen’s principal occupation is the President and Chief Executive Officer of Avanti Mining Inc.

RANDALL OLIPHANT Ontario, Canada Director since: June 1, 2009 Non-Independent

Randall Oliphant’s principal occupations are as the Executive Chairman of New Gold and as the President and Chief Executive Officer of Silver Bear Resources Inc. Mr. Oliphant is on the Advisory Board of Metalmark Capital LLC (formerly Morgan Stanley Capital Partners), and serves on the boards of WesternZagros Resources Ltd. and Franco-Nevada Corporation. Since 2003, Mr. Oliphant has served on the boards of a number of public and private companies and not-for-profit organizations. From 1999 to 2003, he was the President and Chief Executive Officer of Barrick Gold Corporation.  From 2006 to 2009, he was Chairman of Western Goldfields Inc. Mr. Oliphant is a Chartered Accountant.

IAN TELFER(1) British Columbia, Canada Director since: June 30, 2008 Independent

Ian Telfer is the Chairman of Goldcorp Inc. and previously served as President and Chief Executive Officer of Goldcorp Inc. from February 2005 until its merger with Glamis Gold Ltd. in November 2006.  Mr. Telfer was previously Chairman and Chief Executive Officer of Wheaton River and has over 26 years of experience in the precious metals business.  Mr. Telfer is a Chartered Accountant.

RAYMOND THRELKELD North Carolina, United States Director since: June 1, 2009 Non-Independent

Raymond Threlkeld has over 32 years of mineral industry experience.  From 2005 to 2009, Mr. Threlkeld was the Chief Operating Officer of Silver Bear Resources Inc.  From  2006 to 2009, he was the President and Chief Executive Officer of Western Goldfields Inc. From 1996 to 2005 Mr. Threlkeld held various senior management positions in precious metal mine development with Barrick Gold Corporation and Coeur d’Alene Mines Corporation including the development of the Pierina Mine in Peru, the Bulyanhulu Mine in Tanzania and the Veladero Mine in Argentina. Mr. Threlkeld has had exploration acquisition success in the Western United States in addition to his management and project development experience.  Mr. Threlkeld’s principal occupation is the President and Chief Executive Officer of Rainy River Resources Ltd.

BRIAN PENNY Ontario, Canada Executive Vice President and Chief Financial Officer

Mr. Penny has over 23 years of experience in mine finance and accounting. He has been the Executive Vice President and Chief Financial Officer of the Company since June 2009.  He was the Chief Financial Officer of Western Goldfields from 2006 to 2009. Since 2005, Mr. Penny is also the Chief Financial Officer of Silver Bear Resources Inc. Since 2004, Mr. Penny has been a Director of, and chairs the Audit Committee of Equinox Minerals Limited. Mr. Penny was the Chief Financial Officer of Kinross Gold Corporation 1993 – 2004. Mr. Penny is a Certified Management Accountant.  Mr. Penny’s principal occupation is the Executive Vice President and Chief Financial Officer of New Gold.

JAMES CURRIE British Columbia, Canada Executive Vice President and Chief Operating Officer

Mr. Currie is a mining engineer with over 31 years of experience in the mining industry, having worked on projects in North and South America, Asia and Africa. Mr. Currie was previously the Vice President Operations of New Gold and Vice President Operations for Miramar Mining Corp. in Vancouver, and was responsible for the development of Miramar’s 10 million ounce gold resource at Hope Bay in the Canadian Arctic. Prior to that, Mr. Currie held the position of General Manager of Mauritanian Copper Mines SA. Mr. Currie’s principal occupation is the Executive Vice President and Chief Operating Officer of New Gold.

JOHN MARSHALL British Columbia, Canada Vice President, Human Resources

Mr. Marshall has over 23 years’ experience in human resources spanning the energy, semiconductor and banking industries. He was previously the Director of Worldwide Human Resource Operations for PMC-Sierra Inc. where he managed human resources operations for employees in over 10 countries. Prior to PMC-Sierra, Mr. Marshall held various human resources roles at Duke Energy, Westcoast Energy and NatWest Group plc.  Mr. Marshall’s principal occupation is the Vice President, Human Resources of New Gold.

MARK PETERSEN Colorado, United States Vice President, Exploration

Mr. Petersen is an economic geologist with over 28 years of mining industry experience in the Americas. Previously, Mr. Petersen held the position of Vice President of Exploration for Metallica Resources Inc., where he was responsible for leading the exploration and development of the Cerro San Pedro project in Mexico, acting as the company’s technical liaison for the El Morro joint venture project in Chile, developing and managing a portfolio of earlier stage exploration projects in Chile, Brazil, and Alaska, and directing generative exploration work throughout the Americas. Prior to his term with Metallica, Mr. Petersen held positions as an exploration geologist with Lac Minerals Inc. and predecessor companies Bond Gold Inc. and St. Joe Gold Inc.  Mr. Petersen’s principal occupation is the Vice President, Exploration of New Gold.

HANNES PORTMANN Ontario, Canada Vice President, Corporate Development

Mr. Portmann has been working with mining companies in a financial capacity since his career began. Before joining Western Goldfields in 2008 he was an Associate in the Merrill Lynch Investment Banking Mining Group, where he worked in an advisory role on merger and acquisition mandates as well as equity and debt offerings. Previously, Mr. Portmann held roles in both the assurance and advisory practices of PricewaterhouseCoopers LLP. Mr. Portmann holds a Bachelor of Science in Mining Engineering from Queen’s University, a Masters of Management and Professional Accounting from the Rotman School of Management, University of Toronto and is a Canadian Chartered Accountant.  Mr. Portmann’s principal occupation is the Vice President, Corporate Development of New Gold.

SUSAN TOEWS British Columbia, Canada Vice President, Legal Affairs and Corporate Secretary

Ms. Toews has over 18 years corporate, securities legal experience and was previously Corporate Secretary of Peak Gold Ltd.  She was also previously General Counsel at egX Canada, an emerging marketplace working toward the securitization of real estate assets and Senior Legal Counsel with the British Columbia Securities Commission (BCSC).  She was the BCSC representative on the Canadian Securities Administrators committee that developed the national rule on disclosure of corporate governance, corporate governance guidelines and the national rule on auditor oversight. Ms. Toews holds a Bachelor of Arts (Hons.) from the University of Victoria and a Bachelor of Laws from the University of Saskatchewan. Ms. Toews principal occupation is the Vice President, Legal Affairs and Corporate Secretary of New Gold.

Notes:

(1)	Ian Telfer, currently a director of the Company will not stand for re-election at the Company’s Annual General and Special Meeting to be held on May 4, 2011.

Standing Committees of the Board

There are currently four standing committees of the Board; the Audit Committee, the Compensation Committee; the Corporate Governance and Nominating Committee and the Health, Safety, Environment and Sustainability (“HSE&S”) Committee.  The following table identifies the members of each of these Committees:

Board Committee	Committee Members	Status
Audit Committee	James Estey (Chair)	Independent
	Vahan Kololian	Independent
	Martyn Konig	Independent
Compensation Committee	Vahan Kololian (Chair)	Independent
	Pierre Lassonde	Independent
	Ian Telfer(1)	Independent
Corporate Governance and Nominating Committee	James Estey (Chair)	Independent
	Martyn Konig	Independent
	Ian Telfer(1)	Independent
HSE&S Committee	Craig Nelsen (Chair)	Independent
	Vahan Kololian	Independent
	Raymond Threlkeld	Non-Independent

Notes:

(1)	Ian Telfer, currently a director of the Company will not stand for re-election at the Company’s Annual General and Special Meeting to be held on May 4, 2011.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Company is, or within 10 years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including New Gold) that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, (i) is, or within 10 years prior to the date hereof has been, a director or executive officer of any company (including New Gold) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Mr. Telfer, who was Vice Chairman of a technology company when it made an assignment in bankruptcy on July 31, 2001 and Mr. Kololian who was a board member (but had previously resigned from the board) of a business services company that filed for voluntary bankruptcy on about June 23, 2010; or (ii) has, within 10 years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Certain directors and officers the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict.  Randall Oliphant and Pierre Lassonde are currently directors of Franco-Nevada Corporation which holds a royalty interest in New Gold’s Mesquite Mine and Cerro San Pedro Mine and Ian Telfer is Chairman of Goldcorp Inc. which has a 70% interest in the El Morro Project.  The Company has adopted a Code of Business Conduct and Ethics that addresses potential conflicts of interest.

AUDIT COMMITTEE

Audit Committee Charter

The Company’s Audit Committee Charter is set out in full in Schedule “A”.

Composition of the Audit Committee

The following directors are members of the Audit Committee as at March 30, 2010:

James Estey - Chair	Independent (1)	Financially literate (2)
Martyn Konig	Independent (1)	Financially literate (2)
Vahan Kololian	Independent (1)	Financially literate (2)
(1)
A member of an Audit Committee is independent if the member has no direct or indirect material relationship with the Company which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.

(2)
An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Relevant Education and Experience

The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as a member of the Audit Committee is as follows:

James Estey, the Chairman of the Audit Committee, has more than 30 years of experience in the financial markets. Mr. Estey joined Alfred Bunting and Company as an institutional equity salesperson in 1980 after working at A.E. Ames & Co. for seven years. In 1994, Mr. Estey became the head of the Canadian Equities business, and in 2002 he was appointed President and Chief Executive Officer of UBS Securities Canada. In January 2008 Mr. Estey assumed the role of Chairman. He serves on the boards of CNSX, Range Royalty Management Ltd. and Endurance Energy Ltd. He also serves on the boards of The Estey Centre for Law and Economics in International Trade St. Clements School, and is on the Advisory Board of Edwards School of Business.

Martyn Konig has 29 years’ experience in investment banking and the commodity markets. He is Executive Chairman and President of AIM and TSX listed European Goldfields Limited (EGU:CN) and was Chief Executive Officer of the Blackfish Capital Group from 2005 until August 2009. He has extensive experience in the natural resource sector, which includes senior management responsibility in resource finance and commodity trading operations at various international investment banks. Mr. Konig was a main Board Director of NM Rothschild and Sons Ltd. for 15 years and held senior positions at Goldman Sachs and UBS. Mr. Konig is a Barrister and Fellow of the Chartered Institute of Bankers.

Vahan Kololian is the founder and Managing Partner of TerraNova Partners LP, which invests in the industrial, services and resource sectors. Since 2002 Mr. Kololian has been Chairman of KK Precision Inc., a private engineering and manufacturing company. Mr. Kololian started his career in investment banking in 1980 with Burns Fry Limited (now BMO Nesbitt Burns). Since 1990 he has held leadership positions in private equity partnerships. Mr. Kololian also serves on the board of Manicouagan Minerals Inc., a public exploration company focusing primarily on gold projects. Mr. Kololian is also co-founder and Chairman of the Mosaic Institute, whose purpose is to bring together Canadians of differing ethnicities whose homelands are in conflict, with the objective of developing new foreign policy ideas directed towards the region in conflict.  Mr. Kololian holds BA and LL.B. degrees.

Pre-Approval Policies and Procedures

The Committee is responsible for the pre-approval of all audit, audit-related and non-audit services provided by the independent auditor.  The Chair of the Committee is responsible for proper implementation of and compliance with this policy. In accordance with this policy, 100% of external auditor services described below were pre-approved by the Audit Committee.

The Committee has delegated to the Chair the authority to pre-approve the following and to report such approvals to the Committee as a whole at the next Committee meeting:

•	all services, not previously approved, up to $10,000; and

•	proposals for non-audit related services to be provided by the Company’s auditors up to a value of C$100,000.

External Auditor Service Fees (by category)

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years are as follows:

Financial Year Ending December 31,	Audit Fees	Audit Related Fees (1)	Tax Fees (2)	All Other Fees (3)
2010	C$1,675,500	C$134,500	C$87,400	nil
2009	C$1,658,000	C$224,800	C$188,000	nil

(1)
The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements which are not included under the heading “Audit Fees”.

(2)	The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.

(3)	The aggregate fees billed for services other than as set out under Audit Fees, Audit Related Fees, or Tax Fees.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. The Company cannot reasonably predict the likelihood or outcome of these actions. New Gold does not believe that adverse decisions in any other pending or threatened proceedings related to any matter, or any amount which may be required to be paid by reason therein, will have a material effect on the financial condition or future results of operations.  Legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings or other regulatory actions are described below.

New Gold owns 100% of the Cerro San Pedro Mine through the Mexican Company, MSX.  On November 18, 2009, PROFEPA, the Mexican environmental enforcement agency, issued an order that MSX was to suspend mining operations at the Cerro San Pedro Mine.  PROFEPA’s order followed  a ruling by the Federal Court of Fiscal and Administrative Justice (“FCFAJ”) in September 2009 that SEMARNAT, the Mexican government’s environmental protection agency, nullify the Mine’s Environmental Impact Statement (“EIS”) which was issued in 2006.  The First Federal District Court in San Luis Potosi has issued injunctions to ensure that operations at the Cerro San Pedro Mine continue during the appeals process..  MSX appealed the September 2009 ruling of the FCFAJ. A hearing was held in the Third Federal District Court in Mexico City in April 2010 and a negative decision was issued by the court in July 2010. MSX appealed the negative decision and in November 2010, a Collegiate Appeals Court in Mexico City ruled unanimously in favour of MSX’s position in its appeal against the September 2009 nullification of the EIS.  That ruling effectively re-establishes the validity of the mine’s 2006 EIS.  MSX continues to work with all levels of government and other external stakeholders to maintain uninterrupted operation the Cerro San Pedro Mine.

On January 13, 2010, New Gold received a Statement of Claim filed by Barrick in the Ontario Superior Court of Justice, against New Gold, Goldcorp and affiliated subsidiaries. A Fresh Amended Statement of Claim was received in August 2010 which included Xstrata and its affiliated subsidiaries as defendants. The claim relates to Datawave’s exercise of its right of first refusal with respect to the El Morro copper-gold project as described above under the heading “General Development of the Business – Post-Western Goldfields Business Combination”.  New Gold believes the claim is without merit and intends to defend this action using all available legal avenues. No amounts have been accrued for any potential loss under this claim.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described in this Annual Information Form, since January 1, 2008 no director, executive officer or 10% shareholder of the Company or any associate or affiliate of any such person or company, has or had any material interest, direct or indirect, in any transaction that has materially affected or will materially affect the Company or any of its subsidiaries.

TRANSFER AGENT AND REGISTRAR

The Company’s transfer agent and registrar is Computershare Investor Services Inc. Transfers may be effected and registration facilities are maintained at each of the following offices: (i) 510 Burrard Street, Vancouver, British Columbia, V6C 2T5; and (ii) 100 University Avenue, Toronto, Ontario, M5J 2Y1.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the Company has not entered into any material contracts during the most recent completed financial year or prior thereto and which are still in force and effect and which may reasonably be regarded as presently material other than as set out below:

•
Acquisition and Funding Agreement dated January 6, 2010 between New Gold Inc., Datawave Sciences Inc., Inversiones El Morro Limitada and Goldcorp Inc., described under the heading “General Development of the Business – Post-Western Goldfields Business Combination”.

•
Credit Agreement dated December 14, 2010 between Peak Gold Ltd., Metallica Resources Inc. and Western Goldfields Inc. (as Borrowers) and New Gold Inc. (as Guarantor) and Scotia Capital (as Joint Lead Arranger and Joint Book Runner) and The Bank of Nova Scotia (as Administrative Agent) and Commonwealth Bank of Australia (as Joint Lead Arranger, Joint Book Runner and Syndication Agent) and Unicredit Bank AG (as Documentation Agent) and The Bank of Nova Scotia, Commonwealth Bank of Australia, Unicredit Bank AG, Royal Bank of Canada and JPMorgan Chase Bank, N.A. (as Lenders) described under the heading “General Development of the Business - Credit Facility”.

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INTERESTS OF EXPERTS

The following table sets out the individuals who were the qualified persons as defined by NI 43-101 in connection with the technical reports for the Company’s mineral projects on a property material to the Company set out opposite their name(s):

Mineral Property	Qualified Person(s)
Mesquite Mine	Mr. Wayne W. Valliant, P. Geo., and Principal Geologist for Roscoe Postle Associates, Inc. (formerly Scott Wilson Roscoe Postle Associates, Inc.)
Mr. Holger Krutzelmann, P. Eng., formerly Principle Metallurgist for Roscoe Postle Associates, Inc. (formerly Scott Wilson Roscoe Postle Associates, Inc.)
Mr. Richard J. Lambert, P.E., and Principal Mining Consultant for Roscoe Postle Associates, Inc. (formerly Scott Wilson Roscoe Postle Associates, Inc.)
Cerro San Pedro Mine	Mr. Holger Krutzelmann, P. Eng., formerly Principle Metallurgist for Roscoe Postle Associates, Inc. (formerly Scott Wilson Roscoe Postle Associates, Inc.)
Mr. Christopher Moreton, Ph.D. and P. Geo., and Senior Consulting Geologist for Roscoe Postle Associates, Inc. (formerly Scott Wilson Roscoe Postle Associates, Inc.)
Mr. Richard J. Lambert, P.E., and Principal Mining Consultant for Roscoe Postle Associates, Inc. (formerly Scott Wilson Roscoe Postle Associates, Inc.)
Peak Gold Mines	Mr. Peter Lloyd, FAusIMM, BESc (Mining), and Mining Engineer for New Gold Inc.
Mr. Rex Berthelsen, FAusIMM, CPGeo., and Principal Geologist for New Gold Inc.
Mr. Eric Strom P. Eng., and Professional Engineer for New Gold Inc.
Mr. Sean Pearce MAusIMM, and formerly Manager Mining for New Gold Inc.
New Afton Project	Mr. David Rennie, P. Eng., and Principal Geologist for Roscoe Postle Associates, Inc. (formerly Scott Wilson Roscoe Postle Associates, Inc.)
Mr. R. Dennis Bergen, P. Eng., and Associate Principal Mining Engineer for Roscoe Postle Associates, Inc. (formerly Scott Wilson Roscoe Postle Associates, Inc.)
Mr. Kevin C. Scott, P. Eng, and Principal Metallurgist for Roscoe Postle Associates, Inc. (formerly Scott Wilson Roscoe Postle Associates, Inc.)
El Morro Project
Mr. Richard J. Lambert, P.E., and currently Principal Mining Consultant Roscoe Postle Associates, Inc. (formerly Scott Wilson Roscoe Postle Associates, Inc.) (formerly Principal Mining Engineer for Pincock, Allen & Holt Inc.).

Barton G. Stone, P. Geo. and Chief Geologist for Pincock, Allen & Holt Inc.

The following table sets out the individuals who are the Qualified Persons as defined by Canadian National Instrument 43-101 in connection with New Gold’s Mineral Reserve and Mineral Resource Statements as of December 31, 2010 and contained in this Annual Information Form.

Mineral Property	Qualified Person(s)
Mesquite Mine Reserves	Mr. Hubert Schimann, P.Eng. and Corporate Mining Engineer for New Gold Inc.
Resources	Mr. Rex Berthelsen, FAusIMM, CPGeo and Principal Geologist for New Gold Inc.
Cerro San Pedro Mine Reserves	Mr. Hubert Schimann, P.Eng. and Corporate Mining Engineer for New Gold Inc.
Resources	Mr. Rex Berthelsen, FAusIMM, CPGeo and Principal Geologist for New Gold Inc.
Peak Gold Mines Reserves	Mr. Sean Pearce, AusIMM formerly Manager Mining for Peak Gold Mines Pty. Ltd.
Resources	Mr. Manfred Wimberger, MAusIMM, and Geology Superintendent for Peak Gold Mines Pty. Ltd.
New Afton Project Reserves	Mr. Dennis Bergen, P.Eng. and Associate Principal Mining Engineer for Roscoe Postle Associates, Inc. (formerly Scott Wilson Roscoe Postle Associates, Inc.)
Resources	Mr. David Rennie, P. Eng. and Principal Geologist for Roscoe Postle Associates, Inc. (formerly Scott Wilson Roscoe Postle Associates, Inc.)
El Morro Project Reserves	Mr. Hubert Schimann, P.Eng. and Corporate Mining Engineer for New Gold Inc.
Resources	Mr. Rex Berthelsen, FAusIMM, CPGeo and Principal Geologist for New Gold Inc.

Mark Petersen, Vice President, Exploration, New Gold Inc., who is a Qualified Person as defined by Canadian National Instrument 43-101, has reviewed and approved the contents of this Annual Information Form.

Other than Mark Petersen, Peter Lloyd, Eric Strom, Sean Pearce, and Rex Berthelsen, who are or were employees of the Company, none of the held any securities of the Company or of any associate or affiliate of the Company when they prepared the reports referred to above or following the preparation of such reports.

None of  Mark Petersen, Peter Lloyd, Eric Strom, Sean Pearce, Hubert Schimann, Manfred Wimberger or Rex Berthelsen held an interest in the Company’s securities representing more than 1% of the Company’s issued and outstanding common shares when they prepared the Technical Report in respect of the Peak Gold Mines or following the preparation of such report.

None of the Qualified Persons listed above received any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such reports

Other than Mark Petersen, Peter Lloyd, Eric Strom, Hubert Schimann, Manfred Wimberger and Rex Berthelsen, who are employees of the Company, none of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

The following are the technical reports prepared in accordance with NI 43-101 from which certain technical information relating to the Company’s mineral projects on a property material to the Company contained in this Annual Information Form has been derived:

1.
Mesquite Mine – “Technical Report on the Mesquite Mine, Brawley, California” dated February 26, 2010.  The report was prepared by Richard J. Lambert, P.E., Wayne W. Valliant, P. Geo., of RPA and Holger Krutzelmann, P.Eng. formerly of RPA.

2.
Cerro San Pedro Mine – “Technical Report on the Cerro San Pedro Mine, San Luis Potosí, Mexico” dated February 16, 2010 and amended March 22, 2010.  The report was prepared by Richard J. Lambert, P.E., Christopher Moreton, Ph.D. and P.Geo., of RPA and Holger Krutzelmann, P.Eng. formerly of RPA.

3.
Peak Gold Mines – Peak Gold Mines Pty Ltd “Technical Report on Peak Gold Mines, New South Wales, Australia,” dated January 1, 2009, as amended and restated on June 12, 2009. The report was prepared by Peter Lloyd, FAusIMM, Rex Berthelsen, FAusIMM, CPGeo, and Eric Strom, P.Eng. who are employees of the Company.

4.
New Afton Project – “Technical Report on the New Afton Project, British Columbia, Canada”, dated December 31, 2009.  The report was prepared by R. Dennis Bergen, P. Eng., David W. Rennie, P.Eng., and Kevin C. Scott, P.Eng. all of RPA.

5.
El Morro Project – “Feasibility NI 43-101 Technical Report for the El Morro Copper-Gold Project, Region III, Chile,” dated May 9, 2008, readdressed to New Gold on August 26, 2009.  The report was prepared by Richard Lambert, P.E., and Barton Stone, P.G. of Pincock, Allen & Holt.

Each of these reports are available on SEDAR at www.sedar.com and a summary of the reports is contained in this Annual Information Form under “Description of the Business – Mineral Properties”.

Deloitte & Touche LLP are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the management information circular of the Company filed for its most recent annual meeting of shareholders. Additional financial information is provided in the Company’s audited consolidated financial statements and the MD&A for the financial year ended December 31, 2010.

SCHEDULE “A”

AUDIT COMMITTEE CHARTER

Audit Committee Charter (“Charter”)

1.           Purpose and Authority

The Audit Committee ("Committee") is a committee of the Board of Directors ("the Board"). Its primary function shall be to assist the Board in fulfilling its oversight responsibilities with respect to accounting and financial reporting processes, the financial integrity of the financial statements of New Gold Inc. (the “Company"), compliance with legal and regulatory requirements, the overall adequacy and maintenance of the systems of internal controls that management have established and the overall responsibility for the Company's external and internal audit processes including the external auditors qualifications, independence and performance.

The Committee shall have the authority and funding to retain independent legal, accounting and other consultants to advise the Committee. The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to any advisers employed by the Committee and to the independent auditor employed by the Company for the purpose of rendering or issuing an audit report or performing other audit, review or attest services and ordinary administrative expenses of the audit committee that are necessary or appropriate in carrying out its duties.

The Committee shall be accountable to the Board. In the course of fulfilling its specific responsibilities hereunder, the Committee shall maintain an open communication between the Company's outside auditor and the Board.

The responsibilities of a member of the Committee shall be in addition to such member's duties as a member of the Board.

The Committee has the duty to determine whether the Company's financial disclosures are complete, accurate, are in accordance with generally accepted accounting principles and fairly present the financial position and risks of the organization. The Committee should, where it deems appropriate, resolve disagreements, if any, between management and the outside auditor, and review compliance with laws and regulations and the Company's own policies.

The Committee will provide the Board with such recommendations and reports with respect to the financial disclosures of the Company as it deems advisable.

2.           Membership and Composition

The Committee shall consist of at least three independent Directors who shall serve on behalf of the Board. The members shall be appointed annually by the Board and shall meet the independence, financial literacy and experience requirements of the applicable exchanges, National Instrument 52-110, the U.S. Sarbanes-Oxley Act of 2002 and other regulatory agencies as required.

Financial literacy requires that all members of the Committee shall have the ability to read and understand a set of financial statements that present the breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements. At least one member of the Committee shall be able to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles and at least one member of the Committee shall qualify and be designated as the Audit

Committee Financial Expert as determined in the judgment of the Board with reference to applicable law and stock exchange rules.

A majority of Members will constitute a quorum for a meeting of the Committee.

The Board will appoint one Member to act as the Chair of the Committee. In his absence, the Committee may appoint another person provided a quorum is present. The Chair will appoint a Secretary of the meeting, who need not be a member of the committee and who will maintain the minutes of the meeting.

3.           Meetings

At the request of the external auditor, the Chair of the Board, the Chief Executive Officer or the Chief Financial Officer of the Company or any member of the Committee, the Chair will convene a meeting of the Committee. In advance of every meeting of the Committee, the Chair, with the assistance of the Chief Financial Officer, will ensure that the agenda and meeting materials are distributed in a timely manner.

The Committee shall meet regularly and at least on a quarterly basis.

The Committee shall hold an in camera sessions after each regularly scheduled meeting (or as otherwise may be required) without the presence of management at each meeting.

4.           Duties and Responsibilities

The Committee shall take charge of all responsibilities imparted on an audit committee of the Company, as they may apply from time to time, under the British Columbia Business Corporations Act, National Instrument 52-110, the U.S. Sarbanes Oxley Act and stock exchange rules.  The duties and responsibilities of the Committee include the following:

4.1           Financial Reporting and Disclosure

a.		Review and discuss with management and the outside auditor at the completion of the annual examination:
	i.	the Company's audited financial statements and related notes;
	ii.	the outside auditor's audit of the financial statements and their report thereon;
	iii.	any significant changes required in the outside auditor's audit plan;
	iv.	any serious difficulties or disputes with management encountered during the course of the audit; and
	v.	other matters related to the conduct of the audit, which are to be communicated to the Committee under generally accepted auditing standards.
b.		Review and discuss with management and the outside auditor at the completion of any review engagement or other examination, the Company's quarterly financial statements.
c.
Review, discuss with management the annual reports, the quarterly reports, the Management Discussion and Analysis ("MD&A"), Annual Information Form, 40-F, prospectus, financial press releases and other disclosures and, if thought advisable, recommend the acceptance of such documents to the Board for approval.

d.
Review and discuss with management any guidance being provided to shareholders on the expected future results and financial performance of the Company and provide their recommendations on such documents to the Board.

e.
Inquire of the auditors the quality and acceptability of the Company's accounting principles, including the clarity of financial disclosure and the degree of conservatism or aggressiveness of the accounting policies and estimates.

f.
Review the Company's compliance with any policies and reports received from regulators. Discuss with management and the independent auditor the effect on the Company's financial statements of significant regulatory initiatives.

g.
Meet with the outside auditor and management in separate executive sessions, as necessary or appropriate, to discuss any matters that the Committee or any of these groups believe should be discussed privately with the Audit Committee.

h.
Ensure that management has the proper system and procedures are in place so that the Company's financial statements, financial reports and other financial information including all Company disclosure of financial information extracted or derived from the Company’s financial statements, and that they satisfy all legal and regulatory requirements. The Audit Committee shall periodically assess the adequacy of such procedures.

i.
Review with the Company's counsel, management and the independent auditors any legal or regulatory matter, including reports or correspondence, which could have a material impact on the Company's financial statements or compliance policies.

j.
Based on discussions with the independent auditor concerning the audit, the financial statement review and such other matters as the Committee deems appropriate, recommend to the Board the filing of the audited annual and unaudited quarterly financial statements and MD&A on SEDAR and the inclusion of the audited financial statements in the Annual Report on Form 40-F.

4.2           External Auditor

a.
Be responsible for the recommendation to Board and the shareholders for the appointment of the Company's independent auditor and for the compensation, retention and oversight of the work of the independent auditor employed by the Company. The independent auditor shall report directly to the Committee. The Audit Committee shall be responsible to resolve any disagreements between management and the auditors regarding financial reporting.

b.	Consider, in consultation with the outside auditor, the audit scope and plan of the outside auditor.
c.	Approve the outside auditor to be nominated, the cost of their services and review the performance of the auditor, including the lead partner of the external auditor.
d.
Confirm with the outside auditor and receive written confirmation at least once per year as to the outside auditor's internal processes and quality control and disclosure of any investigations or government enquiries, reviews or investigations of the outside auditor.

e.	Take reasonable steps to confirm at least annually the independence of the outside auditor, which shall include:

i.
ensuring receipt from the outside auditor of a formal written statement delineating all relationships between the outside auditor and the Company, consistent with generally accepting auditing practices, and determine that they satisfy the requirements of all applicable securities legislation including the U.S. Securities and Exchange Commission Independence Standards Board Standard No. 1,

	ii.	considering and discussing with the outside auditor any disclosed relationships or services, including non audit services, that may impact the objectivity and independence of the outside auditor, and
iii.
approve in advance any audit or permissible non-audit related services provided by the auditor to the Company with a view to ensuring independence of the auditor, and in accordance with any applicable regulatory requirements, including the requirements of all applicable securities regulations with respect to approval of non audit related serviced performed by the auditor.

f.
Confirm that the lead audit partner for the Company's independent auditors has not performed audit services for the Company for more than five previous fiscal years, and otherwise ensure the rotation of the lead partner and other partners in accordance with all applicable securities laws.

g.	Review and approve the Company's hiring policies regarding partners, employees and former employees of the present and former independent auditors of the Company.

4.3           Internal Controls and Audit

a.
Review and assess the adequacy and effectiveness of the Corporation's systems of internal and management information systems through discussion with management and the external auditor to ensure that the Company maintains appropriate systems, is able to assess the pertinent risks of the Company and that the risk of a material misstatement in the financial disclosures can be detected.

b.	Assess the requirement for the appointment of an internal auditor for the Company.
c.
Inquire of management and the outside auditor about the systems of internal controls that management and the Board of Directors have established and the effectiveness of those systems. In addition, inquire of management and the outside auditor about significant financial risks or exposures and the steps management has taken to minimize such risks to the Company.

d.
Review disclosures made to the Committee by the Company's CEO and CFO during their certification process required under applicable Canadian and United States security regulations. Review any significant deficiencies in the design and operation of disclosure controls and procedures and any fraud involving management or other employees who have a significant role in the Company's internal controls.

4.4           General

a.
Conduct an ongoing review of any transaction now in effect, and review and approve in advance any proposed transaction, that could be within the scope of "related party transactions" as such term is defined in the applicable securities regulations, and establish appropriate procedures to receive material information about and prior notice of any such transaction.

b.
Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

c.
The Committee shall have the power to conduct or authorize investigations into any matter within the scope of this Charter. It may request any officer or employee of the Company, its outside legal counsel or outside auditor to attend a meeting of the Committee or to meet with any member(s) of the Committee.

d.	Review the qualifications of the accounting and financial personnel.
e.	Perform any other activities consistent with this Charter, the Company's Articles and governing law, as the Committee or the Board deems necessary or appropriate.

4.5           Oversight Function

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Corporation's financial statements are complete and accurate or are in accordance with the International Financial Reporting Standards (IFRS) and applicable rules and regulations. These are the responsibilities of management and the external auditors. The Committee, the Chair and any Members identified as having accounting or related financial expertise are members of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Corporation, and are specifically not accountable or responsible for the day to day operation or performance of such activities. Although the designation of a Member as having accounting or related financial expertise for disclosure purposes is based on that individual's education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and Board in the absence of such designation. Rather, the role of a Member who is identified as having accounting or related financial expertise, like the role of all Members, is to oversee the process, not to certify or guarantee the internal or external audit of the Corporation's financial information or public disclosure.

5.           Chair of the Committee

The Chair of the Committee:

a.
provides leadership to the Committee with respect to its functions as described in this Charter and as otherwise may be appropriate, including overseeing the logistics of the operations of the Committee;

b.
chairs meetings of the Committee, unless not present, including in camera sessions, and reports to the Board of Directors following each meeting of the Committee on the findings, activities and any recommendations of the Committee;

c.	ensures that the Committee meets on a regular basis and at least quarterly;
d.	in consultation with the Chair of the Board and the Committee members, establishes a calendar for holding meetings of the Committee;
e.	establishes the agenda for each meeting of the Committee, with input from other Committee members, the Chair of the Board, and any other parties as applicable;
f.
acts as liaison and maintains communication with the Chair of the Board and the Board to optimize and co-ordinate input from Board members, and to optimize the effectiveness of the Committee. This includes reporting to the full Board on all proceedings and deliberations of the Committee at the first meeting of the Board after each Committee meeting and at such other times and in such manner as the Committee considers advisable;

g.	reports annually to the Board on the role of the Committee and the effectiveness of the Committee role in contributing to the objectives and responsibilities of the Board as a whole;
h.	ensures that the members of the Committee understand and discharge their duties and obligations;
i.	fosters ethical and responsible decision making by the Committee and its individual members;
j.	together with the Corporate Governance and Nominating Committee, oversees the structure, composition, membership and activities delegated to the Committee from time to time;
k.	ensures that resources and expertise are available to the Committee so that it may conduct its work effectively and efficiently and pre-approves work to be done for the Committee by consultants;
l.	facilitates effective communication between members of the Committee and management;
m.	addresses all concerns communicated to him under the Company’s Whistleblower Policy and Code of Ethics;
n.
performs such other duties and responsibilities as may be delegated to the Chair by the Board of Directors from time to time.The Audit Committee will annually review and reassess the adequacy of this policy and submit any recommended changes to the Board for approval.

Last reviewed and approved by the Board on March 3, 2011.

SCHEDULE “B”

DEFINITIONS

CIM Standards Definitions

The term “Qualified Person” means an individual who is an engineer or geoscientist with at least five years’ experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report; and is a member or licensee in good standing of a professional association.

The term “Mineral Resource” is a concentration or occurrence of diamonds, natural, solid, inorganic or natural fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.  Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

The term “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

The term “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parametres, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

The term “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parametres, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

The term “Mineral Reserve” is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

The term “Probable Mineral Reserve” is the economically mineable part of an Indicated Mineral Resource and, in some circumstances, a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

The term “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

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JORC Code Definitions

The term “Competent Person” means a person who is a Member or Fellow of the Australasian Institute of Mining and Metallurgy, or the Australian Institute of Geoscientists, or of a ‘Recognised Overseas Professional Organisation’ included in a list promulgated from time to time. A Competent Person must have a minimum of five years’ experience which is relevant to the style of mineralization and type of deposit under consideration and to the activity which that person is undertaking. For example, if the Competent Person is preparing a report on exploration results, the relevant experience must be in exploration. If the Competent Person is estimating, or supervising the estimation of Mineral Resources, the relevant experience must be in the estimation, assessment and evaluation of Mineral Resources. If the Competent person is estimating, or supervising the estimation of ore reserves, the relevant experience must be in the estimation, assessment, evaluation and economic extraction of ore reserves.

The term “Mineral Resource” means a concentration or occurrence of material of intrinsic economic interest in or on the Earth’s crust in such form and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are subdivided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

The term “Inferred Mineral Resource” means that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

The term “Indicated Mineral Resource” means that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

The term “Measured Mineral Resource” means that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.

The term “Ore Reserve” means the economically mineable part of a Measured or Indicated Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined.  Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore Reserves are sub-divided in order of increasing confidence into Probable Ore Reserves and Proved Ore Reserves.

The term “Probable Ore Reserve” means the economically mineable part of an Indicated, and in some circumstances Measured, Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

The term “Proved Ore Reserve” means the economically mineable part of a Measured Mineral Resource.  It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

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SCHEDULE “C”

ABBREVIATIONS AND MEASUREMENT CONVERSION

Unless otherwise defined, abbreviations used in this Annual Information Form have the following meanings:

μ	micron
Ag	Silver
Au	Gold
°C	degree Celsius
°F	degree Fahrenheit
μg	microgram
cm	centimetre
cm2	square centimetre
Cu	Copper
ft	foot
g	gram
G	giga (billion)
Gwh	gigawatt-hour
HQ	diamond drill core measuring 6.35 cm in diameter
hr or h	hour
ha	hectare
in	inch
J	joule
K	kilo (thousand)
kg	kilogram
km	kilometre
km2	kilometres squared
L	litre
lb	pound
m	metre
m2	metres squared
M	mega (million)
mm	millimetre
MW	megawatt
MWh	megawatt-hour
NQ	diamond drill core measuring 4.76 cm in diameter
opt, oz/st	ounce per short ton
oz	Troy ounce/ounce (31.1035g)
Pb	Lead
PQ	diamond drill core measuring 8.5 cm in diameter
RC	reverse circulation
RL	relative elevation
s	second
st	short ton (one short ton equals 0.907 metric tonnes)
stpa	short ton per year
stpd	short ton per day
t	metric tonne (one metric tonne equals 1.102 short tons)
tpa/tpy	metric tonne per year
tpd	metric tonne per day
V	volt
W	watt
yd	yard
Zn	Zinc

C-1

The following table lists Imperial measurements and their equivalent value under the Metric system:

Imperial	Converts to	Metric
1 in	=	2.54 cm
1 ft (12 in)	=	0.3048 m
1 yd (3ft)	=	0.9144 m
1 mile (1760 yd)	=	1.6093 km
1 square in (in2)	=	6.4516 cm2
1 square ft (ft2)	=	0.0929 m2
1 square yd (yd2)	=	0.8361 m2
1 acre (4840 yd2)	=	4046.9 m2
1 square mile (640 acres)	=	2.59 km2
short ton	=	0.907 metric tonnes

C-2